P.E. 2/1/02

02014877

CARLTON

Form 6-K

Commission File Number 0-15252

Securities and Exchange Commission

Washington, D. C. 20549

Form 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

for the months of November, December, January and February 2001/02

Carlton Communications Plc
(Translation of registrant's name into English)

25 Knightsbridge, London, England, SW1X 7RZ
Tel: (011) (44) (20) 7663 6363 Fax: (011) (44) (20) 7663 6370
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________ No____X____

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___________ .

14:44 01 Feb RNS-REG-Carlton Comms PLC <CCM.L> Director Shareholding

RNS Number:8722Q
Carlton Communications PLC
1 February 2002

C.c. all in co. sec
St ex file
GK.
GM file
PM file.

Carlton Communications Plc

Following the annual launch of its Inland Revenue approved SAYE share option scheme, Carlton Communications Plc has today granted an option over 4,545 ordinary shares to each of Gerry Murphy and Paul Murray, directors of the Company, at an exercise price of 209p per share. An option over 3,552 ordinary shares at an exercise price of 475p per share granted to Gerry Murphy under a previous launch of the SAYE share option scheme lapsed on 21 January 2002.

1 February 2002

END
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Friday, 1 February 2002 14:44:18
RNS [nRNSA8722Q]

09:00 21 Jan REG-Carlton Comms PLC <CCM.L> Listing Particulars

RNS Number:2284Q
Carlton Communications PLC
21 January 2002

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 21st January 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	£1,000,000,000 Euro Medium Term Note Programme
ISSUER:	Carlton Communications Plc
INCORPORATED IN:	England
GUARANTOR:	N/A
INCORPORATED IN:	N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

UBS Warburg	Citibank
100 Liverpool Street, N.A.	5 Carmelite Street
London EC2M 2RH	London EC4Y 0PA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

FONBIGDBUXBGGDI

Monday, 21 January 2002 09:00:06
ENDS [nRNSU2284Q]

21Jan02 UK: REG-CARLTON COMMS PLC DOC RE. LISTING PARTICULARS.

Carlton Communications PLC 21 January 2002

Doc Re £1,000,000,000 Euro Medium Term Note Programme

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business

hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END
'DOCILFSILTILFIF.
REGULATORY NEWS SERVICE 21/01/2002

16Jan02 UK: CARLTON COMMS PLC DIRECTOR DECLARATION.
Carlton Communications PLC 16 January 2002

Appointment of Paul Murray

Pursuant to the announcement we sent on 23 November 2001 relating to the appointment of Paul Murray as a Director of Carlton Communications Plc and the obligations imposed under paragraph 16.4 of the Listing Rules.

I confirm;

1. Current Directorships in listed companies:

None

2. Past directorships of listed companies during the past 5 years

Lasmo Plc

3. There is no information to be disclosed in respect of Mr Murray under paragraphs 6.F.2 (b) to (g) of the Listing Rules.

END

'RDNDGGMMGVNGZZM.
REGULATORY NEWS SERVICE 16/01/2002

02Jan02 UK: CARLTON COMMS PLC LISTING PARTICULARS.
Carlton Communications PLC 2 January 2002

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 2nd January, 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: EURO638,600,000 2.25 per cent. Exchangeable Bonds due 2007

ISSUER: Carlton Communications Plc

INCORPORATED IN: England and Wales

GUARANTOR: N/A

INCORPORATED IN: N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Carlton Communications Plc
25 Knightsbridge
London SW1X 7RZ

HSBC Bank plc
Pepys Street
London EC3N 4DA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

'MSCBXBDDGGXGGBB.
REGULATORY NEWS SERVICE 02/01/2002

RNS Number:2307P
Carlton Communications PLC
27 December 2001

Doc Re Annual Report and Accounts 2001 — COPY ENCLOSED, OVERLEAF.

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

END

ACSFEWFFWSFSESE

Thursday, 27 December 2001 11:16:47
ENDS [nRNSa2307P]


Carlton Communications Plc
25 Knightsbridge
London SW1X 7RZ
Telephone +44 020 7663 6363
Facsimile +44 020 7663 6300
www.carlton.com

CARLTON ANNUAL REPORT 2001


ANNUAL REPORT 2001
CARLTON

CONTENTS
& INTRODUCTION

Carlton is a leading UK media company with businesses in free and pay television, programme making and distribution, interactive television and cinema advertising.

We are a major part of ITV, Britain's most popular channel and own 50 per cent of ITV Digital. Carlton broadcasts to 26m people – almost half the UK population – and we book around £800m of advertising revenue a year.

We invest over £200 million a year in making television programmes, we are one of Europe's largest rights distributors and a leading producer of interactive television content.

In 2001, Carlton made headline pre-tax profits of £118m, before goodwill amortisation, on sales of £1,026m. There are 3,300 employees.

Carlton is listed on the London Stock Exchange (CCM) and Nasdaq (CCTVY).


News Release
CARLTON
FOR IMMEDIATE RELEASE
TUESDAY 4 DECEMBER 2001
CARLTON COMMUNICATIONS PLC
PRELIMINARY STATEMENT FOR THE YEAR ENDED
30 SEPTEMBER 2001
HIGHLIGHTS

CHAIRMAN'S STATEMENT

In a difficult year, our focus has been on managing our businesses to create long-term value and to ensure that Carlton is well positioned to benefit from a recovery in advertising expenditure.

Television is both an enduring and a changing business. Network television continues to win mass audiences every night of the week and remains the most powerful medium for communicating a message. Most European countries have one pre-eminent commercial network: in the UK it is ITV. Our aim is to maintain ITV's clear market leadership while maximising its efficiency.

Multi-channel television, predominantly driven by subscription rather than advertising, is changing and advancing rapidly. New digital platforms, like Digital Terrestrial Television, have introduced interactivity on television, e-mail and the internet, together with access to more than 50 channels. In time, every country will move to digital television and every home will have access to new digital services. ITV Digital has already won a significant share of new multi-channel homes in the UK and will remain the simplest way to "go digital".

Looking ahead, our task is to ensure that ITV reaps the unique benefits of combining the UK's leading commercial television channel with a growing pay television platform. The full potential for cross promotion and cost saving is still to be tapped.

The group had pro forma cash at 30 September 2001 of £778m, following the issue of an exchangeable bond into Thomson multimedia stock and the sale of the Thomson loan notes. Carlton's effective net debt at the year end, including the assets acquired following the disposal of Technicolor, was £7m.

As it indicated in May, the Board will propose a final dividend of 5 pence per Ordinary share, making a total for the year of 8.275 pence. The Board will take into account the prospects for the group's business and the need to maintain an appropriate level of cover when considering future dividends.

In the current environment it is important to concentrate on issues which in the long term deliver value, both in our wholly-owned businesses and in ITV Digital: improving our product, looking after our customers and minimising costs. These will be our touchstones over the coming year. While 2001 has been tough and the broader economic outlook is mixed, we have a strong position in the UK television industry, and this remains a base from which to grow in the future.

Nigel Walmsley, our Deputy Chief Executive, and Bernard Cragg, our Finance Director, are leaving to develop other business interests. They have both contributed enormously to Carlton's success and leave with our thanks and best wishes. Paul Murray has joined Carlton as Finance Director and we look forward to working with him in the years ahead. We are delighted to welcome Etienne de Villiers to the Board as a non-executive.

I would like to thank everybody for their hard work and loyalty over the last year. Through their efforts, Carlton is well positioned to take advantage of the challenges and opportunities of the coming year.

Michael P Green, *Chairman*
4 December 2001



Pictured left to right: Martin Bowley, *Carlton Sales*, Debbie Chalet, *Carlton Screen Advertising*, Michael Green, *Chairman*

CHIEF EXECUTIVE'S STATEMENT

Headline pre-tax profits from continuing businesses before goodwill and digital investment were £118m (2000 re-stated: £193m). Turnover on the same basis was £1,026m (2000 re-stated: £974m).

Following the successful sale of Technicolor and the acquisition of HTV, Carlton is now focused on free-to-air and pay television, and programme production and distribution. The launch of the ITV Partnership aligned ITV Digital with ITV, creating Europe's first integrated free-to-air and pay television platform aimed at strengthening ITV's competitive position in a dynamic media market. We welcome the Government's review of media ownership. However, we recognise that further substantive change in ITV's ownership may be some time away. In the meantime, there is much we can do to strengthen ITV.

At the operational level, a major priority has been cost reduction in Carlton's operations, as well as in ITV and ITV Digital. In May, we reported that a stringent cost management process had identified £25m in annual savings in the second full year. We now expect to achieve £45m in annual savings, including £15m in respect of Digital Media activities, which have been scaled back considerably.

ITV Digital's growth has continued. It now has more than 1.2 million subscribers and offers an improved quality of service and better coverage. Yield is also improving as the emphasis has turned to generating higher revenue from each subscriber, with better and higher priced channel offerings and lower subscriber management and acquisition costs.

The Government's draft Digital Action Plan is encouraging and should help ensure that Digital Terrestrial Television will become the principal means by which viewers will receive free digital television channels. ITV is now working closely with the Government and other broadcasters to ensure that this happens.

We are convinced there will be a large market for light users of pay television and Digital Terrestrial Television is well suited for their needs. We are currently exploring all options to deliver the best outcome for Carlton's shareholders from our investment in ITV Digital.

Carlton's content businesses extended their reach. Carlton Productions continued to develop new international outlets and won critical acclaim for its programmes, including an International Emmy Award. Carlton International licensed programmes and films to more than 150 countries, including Thunderbirds programmes and merchandising in more than 40 countries, demonstrating the intrinsic value of our extensive programme and film libraries.

The worldwide economic downturn has affected all advertising media. Commercial television networks have experienced a sharp reduction in demand. Network television advertising is driven by leading brands, with decisions increasingly taken on a global basis. The key factor which drives investment decisions in global businesses is confidence in future demand. This confidence, which began to weaken in the latter months of our last financial year, has not yet recovered. The cyclical downturn has persisted into the first quarter of our current year, for which we currently estimate that ITV's Net Advertising Revenue will be down approximately 13 per cent. Visibility beyond this quarter remains limited although there is great interest among the advertising community in next summer's World Cup football tournament, ITV's flagship event in the current year.

Looking ahead, advertising on ITV1 is, and will remain, the most powerful form of advertising in the UK. Big brands will continue to need ITV1 to promote their new and existing products to stay visible in tough markets, in order to emerge stronger when demand picks up. ITV1's challenge is to maintain a highly competitive schedule at an acceptable cost that delivers the big audiences our advertisers need.

Gerry Murphy, *Chief Executive*
4 December 2001



Pictured left to right: Gerry Murphy, *Chief Executive*, Shaun Williams, *Corporate Affairs*
Rupert Dilnott-Cooper, *Carlton International*, Steve Hewlett (standing), *Carlton Productions*
Clive Jones, *Carlton Channels*, Tony Williams, *Human Resources*, David Abdoo, *Company Secretary*

ITV DIGITAL IS THE EASIEST WAY TO GO DIGITAL

Launched in 1998, ITV Digital has brought digital multi-channel television to a brand new audience and now has over 1.2m subscribers.

Monkey (opposite) and Al have helped spread the message that ITV Digital brings more television choice through a standard television aerial. No dish, no cable.

Forty eight channels are available. All the free BBC and ITV channels are joined by popular channels including E4 and Paramount for comedy and entertainment, Nickelodeon and the Cartoon Network for kids, Carlton Cinema and Sky Movie channels for film enthusiasts and ITV Sport Channel and the Sky Sport channels for the sports fans.

ITV Digital shows top football including The Premiership, UEFA Champions League and the Nationwide Football League and is watched by thousands of fans in nearly 5,000 pubs and clubs.

ITV Digital is the fastest and easiest way for British viewers to join the 35 per cent of homes that have already "gone digital".


DIGITAL

Monkey has helped the successful rebranding of ITV Digital

ITV IS NOW A FAMILY OF ENTERTAINMENT CHANNELS

ITV1 is Britain's most popular channel with an average peak time audience share of 36 per cent – four times larger than its nearest commercial rival – and the most successful commercial channel in Europe.

Our advertisers, including Procter & Gamble, Unilever and BT, want the largest possible audience in the shortest possible time. ITV is the only commercial channel that can reach two thirds of all adults in one day.

In 2001 ITV1 broadcast 1,680 programmes with audiences of over 5m.

More than £950m a year is spent on ITV1 network and regional programming. We invest in original productions, sporting events and live entertainment such as *Peak Practice, The Vice, The Brit Awards, Formula One* motor racing, and, in 2002, the World Cup.

ITV2 is a digital entertainment channel with close links to ITV1, providing viewers with interactive variants, line extensions and additional opportunities to see ITV1's popular programmes.

ITV1 and ITV2 are now available in 8.5m UK digital homes through ITV Digital, digital satellite and digital cable.

ITV Sport Channel is a pay sports channel offering football fans all 157 UEFA Champions League matches, 65 Nationwide League Division One games and extensive coverage of The Worthington Cup.

ITV Select is a pay-per-view entertainment service showing the latest movies, sports and other events.


ITV 1
ITV 2
ITV SPORT
ITV SELECT

ITV1 – *Peak Practice*, ITV2 – International Emmy Award winner *Dirty Tricks*,
ITV Sport – Uefa Champions League, ITV Select – *Billy Elliott*, CITV – *STARStreet*

LEADING THE WAY IN INTERACTIVITY

Carlton Active is pioneering interactive advertising in the UK. It creates and sells interactive commercials and content to be used across all three digital television platforms – terrestrial, satellite and cable.

Interactivity allows viewers to access more information about a programme or a product using their remote control. This year Carlton helped create 18 interactive advertising campaigns for some of Britain's leading brands including Audi, Persil, Orange and Eurostar. We are working with agencies to attract new business to this important new medium for advertisers.

Carlton has also developed exciting new interactive content for programmes, such as an interactive *Who Wants to be a Millionaire*, which allows viewers of ITV2 on ITV Digital to play along at home for fun or for prizes. We have also created interactive content for many of ITV's flagship programmes, including *The Brit Awards*, the General Election and ITV Sport Channel.



Interactive *Who Wants To Be A Millionaire* on ITV2

F.A.B. CARLTON

Thunderbirds has been given a new lease of life by Carlton International. This classic television series, digitally remastered for better picture quality, is now appealing to a third generation of fans in the UK and in over 40 countries worldwide. More than 200 product lines including toys, videos, books, clothing, tableware and mobile phone accessories have been developed. The Tracy Island Playset has been a chart-topping success throughout 2001.

Thunderbirds and *Captain Scarlett* are powerful examples of the enduring value of Carlton's library which has over 18,000 hours of programmes and 1,800 films. Carlton has the largest English language film library outside Hollywood with classics such as *The Boys From Brazil, Brief Encounter* and *The Ipcress File* and cult television series such as *The Saint, The Prisoner* and *Space 1999*. The library is regularly refreshed with contemporary drama such as the Inspector Morse series, the growing slate of Hollywood TV movies by Carlton America and new productions from Carlton Productions, such as *Pollyanna* and *Bertie and Elizabeth.*

Carlton licences its films, programmes and formats to 200 countries. Carlton Video and Carlton Books publish titles from the Carlton library, as well as a range of other product such as *Rudolph the Red Nose Reindeer and the Island of the Misfit Toys* on video and DVD, and Manchester United book titles.



A young Captain Scarlett and Thunderbirds pilot

BIG AUDIENCES AT THE BIG SCREEN

Carlton Screen Advertising leads the fast growing cinema advertising market in the UK and Ireland.

There are 3,191 cinema screens in the UK and the number accepting advertising is at its highest since 1960. Carlton Screen Advertising represents exhibitors including Odeon, UCI, Ster Century, Cineworld and some of the largest independent cinemas in the UK and Ireland.

Eighty six per cent of the UK population are now cinema goers. The variety and depth of films released during the year, has resulted in a broader audience profile as well as more admissions. The fastest growing cinema audiences are the younger and more affluent age groups, so attractive to advertisers.

Admissions during 2001 (January to November) were up 6 per cent year on year to 140m, driven by the success of box office hits such as *Bridget Jones's Diary*, *Hannibal* and *Moulin Rouge*.

Car manufacturers are the leading advertisers in the cinema, followed closely by the major drinks brands. Cinema advertising has grown significantly in 2001 and it is expected to account for around 1.4 per cent of total display advertising.

Major releases in 2002 include new outings for *Star Wars*, *Men In Black*, *James Bond* and *Harry Potter*.



Cinema admissions have risen 6 per cent (January to November) to 140m in 2001

BOARD OF DIRECTORS

Michael Green, Chairman
Aged 54. Michael has been Chairman of Carlton since 1983. He is a non-executive director of ITN and Thomson multimedia S.A.. He is Chairman of the Media Trust and a trustee of Sainsbury Centre for Mental Health. (Nomination Committee).

Gerry Murphy, Chief Executive Officer
Aged 46. Gerry has been CEO of Carlton since July 2000. He was previously CEO of Exel plc. Gerry is a non-executive director of Novar plc.

Bernard Cragg, Finance Director
(until 31 December 2001)
Aged 47. Bernard has been Finance Director since 1987. He joined Carlton in 1985 as Group Financial Controller. He is a non-executive director of Arcadia Group plc.

Paul Murray, Finance Director
(with effect from 1 January 2002)
Aged 40, Paul was previously Group Finance Director of LASMO plc. Paul joined LASMO in 1988 and held a number of senior financial and business development roles.

Nigel Walmsley, Deputy Chief Executive
(until 31 December 2001)
Aged 59. Nigel joined the Board of Carlton in 1991. He is a non-executive director of Energis PLC and De Vere Group plc. Nigel announced his intention to retire from the Board in September 2001 and will step down at the end of December 2001. He will continue to support Carlton on regulatory and industry developments as an advisor.

Etienne de Villiers
Aged 52. Etienne joined Carlton as a non-executive director in September 2001. He was previously President and Managing Director of Walt Disney International Europe. He is a non-executive director of Video Networks Ltd and is involved in Formula One Racing as a non-executive director of SLEC Ltd. (Remuneration Committee).

Anthony Forbes
Aged 64. Anthony joined Carlton as a non-executive director in 1994. Previously he was joint senior partner of Cazenove & Co. He is a non-executive director of Royal & Sun Alliance Insurance Group plc and The Merchants Trust PLC. (Audit, Nomination and Remuneration Committees).

David Green
Aged 55. David has been a director of the Company since 1983. He became a non-executive director in 1990. He is Chairman of Colefax Group PLC.

Leslie Hill
Aged 65. Leslie became a non-executive director in January 1996. He is Chairman of the ITV Network. (Audit and Remuneration Committees).

Sir Sydney Lipworth, QC
Aged 70. Sir Sydney joined Carlton as a non-executive director in 1993. He was Chairman of the Financial Reporting Council until July 2001. He is a non-executive director of Centrica plc and a trustee of the International Accounting Standards Committee Foundation. (Audit, Nomination and Remuneration Committees).

Sir Brian Pitman
Aged 70. Sir Brian joined Carlton as a non-executive director in 1998. He was Chairman of Lloyds TSB Group plc until April 2001. He is non-executive Chairman of NEXT PLC and a non-executive director of Tomkins PLC and The Carphone Warehouse PLC. (Nomination and Remuneration Committees).

CORPORATE EXECUTIVES

David Abdoo (40)	Administration and Legal Affairs
Viscount Caldecote (54)	Planning
Mike Green (44)	Finance
Matthew Kearney (40)	Business Development
Nick Markham (33)	Strategy
Shaun Williams (40)	Corporate Affairs
Tony Williams (44)	Human Resources

DIVISIONAL EXECUTIVES

Martin Bowley (46)	Carlton Sales
Debbie Chalet (42)	Carlton Screen Advertising
Rupert Dilnott-Cooper (47)	Carlton International
Steve Hewlett (43)	Carlton Productions
Clive Jones (52)	Carlton Channels

OPERATING AND FINANCIAL REVIEW

Total continuing sales were £1,040m (2000 re-stated – £988m) and headline sales (excluding Digital Media and discontinued operations) were £1,026m (2000 re-stated – £974m). Total continuing and headline operating profits before goodwill and exceptionals were £74m (2000 re-stated – £148m) and £108m (2000 re-stated – £188m) respectively.

Operating costs are under tight control. Since the announcement of the cost saving programme in May 2001 annual cost savings of up to £45m have been identified and will be fully implemented by the end of the current year, including Carlton's share of the partnership savings in ITV and ITV Digital. Total cash restructuring costs of £15m are expected, of which some £5m have already been incurred.

CHANNELS

Carlton's like-for-like advertising revenue was 12.7 per cent lower than last year. In addition to the reduction in internet-related and telecoms advertising, the consumer goods sector showed a sharp decline. Worldwide economic uncertainty had a significant impact on the spending decisions of global brands, fuelled by security and political concerns towards the year end. ITV1's share of broadcast revenues for the year is estimated at 57 per cent (2000 – 60 per cent).

ITV1's schedule delivered a peak-time share of 36 per cent during the year. Crucially, ITV1 has maintained its position as the most popular channel in multi-channel homes where it has a lead 5–6 times greater than its nearest commercial rival. ITV1 launched on digital satellite on 21 November 2001, followed one day later by ITV2.

Interactive advertising is becoming an important new medium for advertisers and Carlton Active has led its development for ITV. Eighteen interactive campaigns have run this year on ITV and Carlton has developed an industry-wide template for fast turnaround campaigns. Carriage of ITV1 and ITV2 on digital satellite will create further opportunities for advertisers.

Carlton has now renewed the licences for all its regional ITV1 franchises. The "digital dividend" benefit totalled £10m during the year and is independently forecast to increase to around £25m







Top to bottom: Britney Spears and presenter Andi Peters in the celebrity series *Rich & Famous.* Michelle Collins in the film *Lloyd & Hill. Danger Beneath the Sea,* a production from Carlton America in association with Tele-München Gruppe.

Growth in interactive advertising campaigns created by Carlton Active (calendar year)



30
5
0
1999
2000
2001





Top to bottom: Interactive television commercial for Audi cars and the interactive *Brit Awards*.

net of DSAT transmissionin 2001/02 as ITV1 is now available in more digital homes.

Carlton's share of ITV1 network schedule costs was £303m, a like-for-like increase (excluding HTV) of 5 per cent. Every effort is being made to contain increases in the 2002 network costs. The ITN news contract was renewed from 2003 at a significantly lower price.

Digital Channels: Carlton Cinema is now available in 2.5m homes and reduced its operating losses to £9m (2000 – £14m).

Carlton's 44 per cent share of losses in ITV2 totalled £10m (2000 – £9m). Stronger cross-promotion and scheduling, and carriage now on all digital platforms, is expected to strengthen the channel's commercial proposition.

The ITV Sport Channel launched in August and achieved 138,000 subscribers through ITV Digital within 6 weeks, ahead of projections.

Lower than expected advertising and e-commerce revenues led Carlton to disband its Taste venture with J Sainsbury plc and to close the Carlton Food Network channel. Operating losses and closure costs for Taste totalled £28m, shared equally between Carlton and Sainsbury. The loss to Carlton, net of advertising and programme income, from Taste was £11m.

Digital Media: Our internet business, Carlton Interactive, has been restructured. Our entertainment portal activities have been migrated to ITV.com, the Jamba games site has been sold for £1.5m and the Popcorn movie site has been closed after transferring its user base to FilmFour.com for a small fee. Carlton Interactive is now focusing on the supply of online content for TV programme support sites and online games. Overall this reorganisation is expected to yield around £8m in savings in the coming year.

Carlton Screen Advertising: Turnover in the UK and Ireland has increased by 21 per cent, helped by strong movie releases, cinema's attractive young demographics and promotion of the medium to potential advertisers. The near term outlook is positive with *Harry Potter and the Philosopher's Stone* and *Lord of the Rings* attracting strong advertising interest. However, the outlook from January 2002 onwards will be impacted by the loss of the UGC contract in a competitive tender.

A joint venture was formed in July 2001 in North America with Thomson multimedia based on the screen advertising business acquired by Carlton in 2000. The under-developed North American market has significant potential. More cinemas are beginning to adopt the concept of film advertising, rather than slides, and we will be looking to establish a substantial presence in the coming year.

Facilities: The Moving Picture Company (MPC) had an active year and remained largely unaffected by the advertising slowdown. Its reputation in feature film work was further enhanced by its visual effects work for *Harry Potter and the Philosopher's Stone.* Carlton 021 now provides the outside broadcast facilities for ITV's *The Premiership* and Nationwide League coverage.

Carlton's programme production and international distribution businesses had sales of £181m (2000 re-stated – £172m) and profits, before goodwill, of £12m (2000 re-stated – £7m).

Carlton Productions: Turnover was £100m (2000 – £107m). A number of structural changes have been implemented within Carlton Productions to streamline its operations, including the integration of Carlton's interactive content production arm.

In drama, *Crossroads* was revived after a 13-year absence and despite strong scheduling opposition is attracting a loyal audience. One-off dramas *Anybody's Nightmare* and *Lloyd and Hill* both performed well and ITV favourite *Peak Practice* returned. Carlton won widespread critical acclaim for its *Hell in the Pacific* documentary series for Channel 4 and *Britain at War in Colour* won a prestigious Grierson Documentary Award. These, together with *Organ Farm* for ITV and *The Ecstasy and The Agony* for the BBC's Horizon strand, helped reinforce Carlton's growing stature in factual production. In comedy and entertainment, a third series of *Barbara* is in production. *Lily Live, The Brits* and the *British Soap Awards* all performed well, and *Survivor* has been re-commissioned for a second series. *Dirty Tricks* won the coveted International Emmy Award for Drama. In children's, *Star Street* proved highly successful for ITV and led to two Top Twenty singles.

During the year, Carlton secured a landmark development and co-production deal with PBS in the US, in addition to existing content deals with Newsweek magazine, MediaPro in Spain, the Ambassador Theatre Group, Jongleurs and *Teletubbies* creator Anne Wood.

Carlton International: Sales totalled £81m (2000 re-stated – £65m). Carlton International maintained its position as the UK's second largest distributor and owner of the largest English language film library outside of Hollywood. Carlton America weathered the effects of the threatened US actors' strike and brought 12 made-for-television movies to market, building its library to more than 165 titles. Titles have been licensed to more than 150 countries, including a new output arrangement with TF1 in France. A number of classics in the film library are in the process of being re-made, including *Four Feathers, 39 Steps, Capricorn One* and *Boys from Brazil.* A 24-film package has been sold to British Midland to create a Carlton Cinema channel on its in-flight entertainment service.

Inspector Morse is now being shown on three US networks, a first for a UK originated programme. The series has been seen in more than 200 countries around the world. Action Time owns or represents 65 leading formats, supplying more than 425 hours of original programming to ITV, the BBC and Channel 4 in the last year, as well as licensing and co-producing in over 30 countries. *Thunderbirds* continued to be a hugely successful brand for Carlton, with worldwide broadcast arrangements and licensing activity in all key territories.









Top to bottom: *Hell in the Pacific* for Channel 4. *Survivor*, recommissioned by ITV. *Pollyanna* starring Amanda Burton and Georgina Terry to be shown on ITV during 2002. Patrick McGoohan in the classic *The Prisoner* released on video and DVD from Carlton's library.

Growth in
ITV Digital subscribers



673,000
896,000
1 million
1.2 million
Mar 00
Sept 00
Mar 01
Sept 01

Video sales increased by 61per cent, including 733,000 *Thunderbirds* and 300,000 *Inspector Morse* videos and DVDs. The Books division, including André Deutsch, furthered its standing as a leading publisher of entertainment and sports related titles, and published titles for all the major UK television channels.

PAY TELEVISION

ITV Digital: The alignment of ONdigital with ITV created Europe's first fully integrated free-to-air, pay television and on-line platform. The re-branding of ONdigital as ITV Digital in July was a marketing success and was instrumental in increasing subscribers to 1.2m by the year end. Carlton's pre-tax investment in ITV Digital, co-owned with Granada, totalled £164m in the year (2000 – £143m). The platform remains on target to achieve its new controlled growth plan to EBITDA break-even in 2003/4 with 1.7 million subscribers. This requires an anticipated further investment of £180m by Carlton, before tax relief.

ITV Digital's strategy is to improve consumer loyalty, increase revenue per subscriber and reduce subscriber acquisition costs. This strategy will be delivered through improvement in geographical coverage and signal quality, and by enhancing its content offering.

The Government's draft Digital Action Plan has set out a timetable for boosting the power of DTT signals to improve the quality and reliability of coverage and extending DTT geographical coverage so that 72 per cent of households have the potential to access all channels, and 84 per cent can access digital channels from the BBC, ITV and Channel 4. The plan also promises the launch of a Digital TV publicity campaign to increase the knowledge of retailers and consumers and the appointment of a Digital TV Team Leader to act as a focal point for work on Digital TV.

SOCIAL RESPONSIBILITY

Carlton takes its ethical, social and environmental responsibilities seriously. Carlton is part of the FTSE4Good Index and the Dow Jones Sustainability World Index and participates in the BiE Index. Further details of Carlton's policies and socially responsible activities can be found on our website, www.carlton.com.

THE ENVIRONMENT

Issues and approach

Carlton's overall impact on the environment has been greatly reduced this year by the sale of its Technicolor manufacturing subsidiaries. During the year we acquired HTV and undertook a major reorganisation of our London office space, resulting in a reduction in the number of office buildings occupied.

As a pure television company, our impacts are confined to those associated with studios and offices. We remain committed to the environment and to identifying ways in which a television company can reduce its environmental footprint.

Gerry Murphy, Carlton's CEO, is responsible for environmental performance, supported by the Environment Team which meets regularly throughout the year. Each of our companies has an environmental representative who co-ordinates activity in their company and reports to the Group twice a year.

Programmes

Carlton helps to highlight local and global environmental issues through its programming.

This year, Carlton in the London region made *Birds of a Feather*, seeking an explanation for the decline in urban songbirds. Carlton West Country's *How Green is Our Valley* discussed future plans for the Dartmoor National Park and featured an environmentally sustainable community living there. Carlton Central featured local natural foods in *Wild About Food* and HTV-West assessed the impact of global warming on the region in *Our Threatened Planet*.

A wide range of other complicated issues was tackled including nuclear waste dumping, quarrying and mining, flood defences, foot and mouth, asbestos, depleted uranium, eco-friendly housing, ethical shopping, organic farming, landfill, dirty beaches, local road campaigns, salmon stocks and the environmental impacts of tourism.

Carlton also sponsors environmental projects such as Carlton Sanctuary 2000 which has funded work at three wildlife sanctuaries in the Midlands. A special series of the *Heart of the Country: Goes Wild* was produced for the project.

Performance

Our main environmental impacts are energy consumption and global warming; waste and recycling; transport; air conditioning using ozone depleting gases; and water use.

Global Warming: Energy consumption causes carbon dioxide to be emitted into the atmosphere, contributing to global warming.

Using the UK government guidelines our carbon dioxide emissions, after adjusting for the sale of Technicolor, increased 45 per cent to 15,389 tonnes (17,102 including transport), due to the acquisition of HTV. When normalised for turnover the increase was 40 per cent. The dominant source is electricity consumption and we will be assessing the potential for purchasing electricity from renewable generators.

Carlton Studios in Nottingham has set a target to reduce energy consumption by 2per cent next year and is also looking at the feasibility of installing a wind turbine on site.

Recycling and waste: We continue to recycle paper and toner cartridges. Once office moves are complete, we will be assessing where it is possible to introduce new recycling schemes. The number of toner cartridges recycled increased 18 per cent to 1,757 while paper recycled fell 12 per cent to 93 tonnes due in part to office restructuring. Other materials recycled include wood, glass and cans. Carlton Studios in Nottingham achieved their target of reducing the amount of waste they send to landfill by 10 per cent.

Ozone depleting gases: Television equipment can generate heat which has to be removed to ensure

Number of toner cartridges recycled



2,000
1,500
1,000
500
0
1,329
1,495
1,757
98/99
99/00
00/01

Paper recycled (tonnes)



120
100
80
60
40
20
0
95
106
93
98/99
99/00
00/01

CO_2 emissions by source



Gas 17%
Other fuels 15%
Company car fleet 10%
Electricity 68%

CO_2 emissions from energy and transport (000 tonnes)



Energy
Transport
18
16
14
12
10
8
6
4
2
0
2.3
1.5
10.1
10.6
15.4
98/99
99/00
00/01

CO_2 emissions from energy and transport (tonnes/ £Million turnover)



Energy
Transport
18
16
14
12
10
8
6
4
2
0
2.6
1.5
11.5
11.0
15.4
98/99
99/00
00/01

safety and reliability. We therefore have a significant number of sealed HCFC air-conditioning units. These are serviced regularly and no leaks were reported during the year from the 2.4 tonnes held in our systems.

Water use: Our metered water consumption was about 26 million litres. Some locations were unable to provide water data and we believe the figure to represent approximately 65 per cent of our total.

Note to the charts
Data are management estimates. Previous years' figures have been corrected due to improved data collection systems.
Due to major changes in our London property portfolio some of the data is incomplete this year.
Technicolor has been removed from the baseline following the sale of the business in March 2001.

COMMUNITY

Carlton plays an active role in its communities. Each group company is involved in a wide range of initiatives that are designed to strengthen the links between the company and its community and to be of lasting benefit to those that live there. For the year ended 30 September, 2001, Carlton contributed £1.1m in charitable donations and made no political donations.

Support is given through a number of means including donations, sponsorship, programming, resources and staff involvement. The range of support covers health, arts, science, education, the disadvantaged, cultural diversity and the environment.

Carlton's major social action campaign during 2001 was 'Mind Your Head' which focused on the issue of mental health and the common prejudices surrounding it. Three Carlton ITV regions – London, Central and West Country – joined forces to stage the campaign. There were dedicated programmes on the subject for each region, a website, telephone helplines, events and booklets were distributed.

Each of the regions continue to provide valuable local communication with programmes such as *Crimestoppers, Your Shout and Missing File and Life Line.*

The Carlton Television Trust has now donated a total of £3.7m in grants to charities in the London region. During 2001, 68 awards were made to a variety of groups including the Bangladeshi Women's Society, Friends for Young Deaf People and Vauxhall City Farm.

The London region held the Carlton London Run which helped to raise thousands of pounds for charity and coincided with Carlton's Women Into Sport campaign. Carlton's support for the Donmar Warehouse continued into its ninth year. The staging of the televised homeless dramas *The Wrong Side of the Rainbow* at the Donmar formed the culmination of Carlton's third campaign on homelessness, raising money for The London Connection.

In the Central region, Carlton launched its Midlander of the Year scheme to honour the achievements of people in the region. The company also continued to support arts and media based projects in the region, particularly those which aim to encourage the participation of young and disadvantaged people. Partner organisations included the Royal Shakespeare Company, the Birmingham Royal Ballet, Birmingham Repertory Theatre and City of Birmingham Symphony Orchestra. Carlton's First Cut scheme has helped to develop new filmmakers through production funding and a first time broadcast.

In the West Country region, Carlton is involved in the promotion and support of all aspects of art, including the Theatre Royal, Plymouth and the Exeter Festival, as well as a number of science and environmental projects such as The Climatic Challenge Conference in Cornwall and the Cleaner Beach campaign. Educational support is given through the Frank Copplestone Trust which provides support for Cornish based people embarking on a career in the media. Grants to local deserving projects are made through a Sponsorship Panel made up of West Country's viewers and chaired by a non-executive director of the company.

Cultural diversity has been the common thread between HTV Wales' programmes and community activity. Programmes included the five part series *Melting Pot*, while Community Service Announcements transmitted on HTV Wales were offered free of charge to organisations working in the field of cultural diversity. HTV Wales won the media sector of the Diversity Awards Wales 2001, supported by the National Assembly.

In HTV West the HTV Cares banner highlighted a wide range of issues through community programming including *Two Tales One City* which focused on the deprivation suffered by large sections of the apparently affluent population of Bath. As a direct result of HTV's initiative, the Bath Cares organisation was set up bringing key partners together to look at the problem of inner city deprivation.

CULTURAL DIVERSITY

More than 75 per cent of Britain's ethnic minorities live in Carlton's regions and over a quarter of Londoners are now black, Asian or of mixed race. Carlton has made significant progress in its pursuit to reflect modern Britain through television.

Since the launch of the Cultural Diversity Network in October 2000 with its objective to improve the representation of people from ethnic minorities in television, Carlton's goal has been to make Black and Asian talent on and behind the screen mainstream. Employment initiatives include conducting an audit of our workforce and setting diversity targets for permanent and freelance recruitment. Talent initiatives include creating an online talent database and mainstreaming multiculturalism in productions such as *Single Voices*, *Survivor* and *The Vice*. Carlton has conducted a review of ethnic minority, disability and gender portrayal across its programmes and has incorporated a diversity requirement clause into the Independent Producers' contract.

Carlton continues to support a range of Diversity Awards including the CRE Race in the Media Awards and Filmi Fund as as well as producing and broadcasting the new Carlton Multicultural Achievement Awards. At a regional level, Carlton West Country and HTV West jointly supported and helped to organise the About Face conference which addressed racial diversity issues facing business in the South West, while Carlton Central's regional programme *Drumbeat* won the CRE Race in the Media Best Entertainment Award.

This year, Carlton won the Windrush Partnership Award – a prize given to organisations that have assisted the progress of visible minorities and Parminder Vir, Carlton's adviser on cultural diversity, won the Media Award at this year's Asian Women of Achievement Awards.

THE WORKPLACE

Carlton is a socially responsible employer and recognises that employees are critical to its business success.

Carlton has a professionally qualified Human Resources department which reports to the Group Human Resources Director who sits on the Group Executive Board of Carlton Communications Plc. HR management within the Group is aligned to a strategic framework encompassing recruitment, development, reward, communication, diversity, and health and safety, approved by the Board.

Line managers are recognised within Carlton as the key people managers within the business. Carlton equips its managers to assess, manage and develop their teams. Carlton runs management briefing sessions for line managers on core management activities from Diversity to Performance Review. Specific management training and development needs are identified through managers' own performance reviews.

Performance reviews are conducted formally for the majority of employees at least once per year. Individuals' training and development needs are identified at the performance review to supplement training needs that Carlton has identified as core for specific groups of employees.

Formal policies are in place for key areas of employment, for example Equal Opportunities, Sexual and Racial Harassment, Recruitment, Discipline, Grievance, Internet and e-mail Use, Health and Safet, and Family Friendly measures, and are brought to the attention of employees via direct issue, induction, briefings and training.

Carlton is a competitive employer in terms of compensation and benefits with extensive bonus and share option schemes in place to reward contribution and ally incentives with business objectives.

Company-wide communication takes place via two-way meetings, briefings, and Questions and Answers. Consultation takes place on key employment issues with employee representatives, direct with individuals and trades unions where appropriate.

Carlton has a strong commitment to diversity and equal opportunities and, across the broadcasting industry, chairs two key groups – the Cultural Diversity Network and the Broadcasters Disability Network. The company does not discriminate between employees or potential employees on grounds of sex, sexual orientation, marital status, religion, colour, race, ethnic origin, age or disability. Full and fair consideration is given to the recruitment, promotion and training of disabled people. To enable the appointment, or continued employment, of a disabled person reasonable adjustments are made to the job, workplace, or way in which the work is organised and retraining provided wherever possible.

Carlton sets and manages standards in relation to equal opportunities, for example via its recruitment standards and guidelines, access to training and promotion, legal briefings for managers. Employees are made aware of the Company's position on equal opportunities and diversity via policy, induction, and briefings. In addition, managers receive diversity awareness training.

Carlton has introduced a corporate-wide health and safety management system that is endorsed by the Group Executive Board and reinforced through a structured training programme cascaded from the Chief Executive to individual employees. A Steering Group for Health and Safety has also been established, chaired at Board level, with a remit to drive forward and monitor the implementation of Carlton's Health and Safety Policy.

FINANCE DIRECTOR'S REPORT

In the year to 30 September 2001, turnover fell 22 per cent to £1,601.5m (2000 restated – £2,062.8m) due to the disposal of Technicolor. Turnover from continuing operations increased by 5 per cent to £1,040.1m from £987.7m, including a contribution of £101.5m from HTV. Like-for-like continuing operations' turnover fell by 5 per cent. In summary the results were:

Year ended 30 September	**2001** **£m**	2000 (as restated) £m
Total turnover	**1,601.5**	2,062.8
Turnover – continuing operations	**1,040.1**	987.7
Headline turnover	**1,025.6**	973.6
Headline pre-tax profits before goodwill amortisation	**118.3**	192.6
Goodwill amortisation	**(17.4)**	(5.5)
Headline pre-tax profits	**100.9**	187.1
Operating exceptional items	**(7.6)**	(11.1)
Digital Media	**(273.7)**	(215.1)
Digital exceptional items	**(51.0)**	–
Continuing operations	**(231.4)**	(39.1)
Discontinued operations (including non-cash goodwill written back on disposal)	**(177.8)**	(212.6)
Reported pre-tax losses	**(409.2)**	(251.7)
Taxation	**19.2**	(25.7)
Reported post-tax losses	**(390.0)**	(277.4)
Goodwill written-off on disposals	**630.2**	300.0
Post tax profit before goodwill written-off	**240.2**	22.6

REVIEW OF ACCOUNTING POLICIES – FRS 18

During the year the Group has reviewed its accounting policies in accordance with FRS 18. As a result the Group has changed its accounting policy on revenue recognition on sales of programme and film rights. The revised policy recognises revenue at the point the rights are sold and available for exploitation. Comparative information for 2000 has been restated where appropriate.

The estimated useful life of major feature films has also been reassessed with purchased rights now amortised over all transmissions. Under FRS 18 this is not a change in accounting policy and as such does not affect the prior year.

The above changes reflect the most appropriate policies for the Group's circumstances. The effects of these changes on the current and prior year are set out in the table below:

Impact of accounting changes

Year ended 30 September	**2001** **£m**	2000 £m
Turnover	**(1.5)**	(17.2)
Operating profit – headline before goodwill amortisation		
Operating profit before FRS 18 effects	**105.6**	197.8
Revenue recognition accounting policy change	**(0.4)**	(9.8)
Film amortisation	**2.5**	–
Operating profits after FRS 18 effects before goodwill amortisation	**107.7**	188.0

	2000 £m
Balance sheet effects	
Film and programme rights	(1.2)
Third party debtors	35.6
Third party creditors	(39.1)
Net assets – prior year adjustment	(4.7)

PROFIT SUMMARY

Headline EBITDA was £127.8m, down 38 per cent on 2000 following the disposal of Technicolor. EBITDA is calculated as operating profit before interest, tax, depreciation, amortisation of capitalised goodwill and the share of results from associates and joint ventures.

Headline operating profit before goodwill decreased by 43 per cent to £107.7m (2000 – £188.0m) before Digital Media, discontinued operations and exceptional items, primarily due to the difficulties experienced in the television advertising market.

The share of operating profits of headline associates and joint ventures was £1.7m (2000 – £10.5m). The figure includes a 50 per cent share of the results of the US screen advertising joint venture, which was formed on 31 July 2001. In the prior year £7.1m came from the 20 per cent share of Meridian, which was sold early in the year. Net interest receivable including the share of associates' net interest payable (but before the financing cost of Digital Media) was £8.9m (2000 – £5.9m net interest payable).

Headline pre-tax profits before goodwill were 39 per cent lower at £118.3m (2000 – £192.6m). Goodwill amortisation was £17.4m (2000 – £5.5m).

Net Digital Media costs before exceptional items, interest and tax relief totalled £229.2m (2000 – £192.6m) with Carlton's share of ITV Digital, ITV Sport Channel and ITV2 losses accounting for £185.5m in aggregate.

Exceptional items relating to 2001, and their cash effects can be further analysed as follows:

Year ended 30 September	Profit & Loss £m	Cash effect £m
Operating exceptionals		
Reorganisation and restructuring costs	**7.6**	7.6
Digital exceptionals		
Investment write-offs	**17.2**	–
Subsidiary closure costs	**17.4**	7.7
Carlton Digital Channels stock adjustments	**16.4**	0.4
Total digital exceptionals	**51.0**	8.1
Total exceptionals	**58.6**	15.7

EARNINGS PER SHARE

Headline basic earnings per share before amortised goodwill in 2001 were 10.8p compared to 19.1p in 2000. After goodwill amortisation the basic figure is 8.2p (2000 – 18.3p). Headline diluted earnings per share, before goodwill amortisation, in 2001 were 10.8p (2000 – 18.2p).

Basic earnings per share	2001 pence	2000 (as restated) pence
Headline before goodwill amortisation	**10.8**	19.1
Headline after goodwill amortisation	**8.2**	18.3
Digital Media	**(30.5)**	(23.7)
Continuing operations		
– pre exceptionals	**(22.3)**	(5.4)
Exceptional items after tax	**(8.4)**	(1.7)
Continuing operations		
– post exceptionals	**(30.7)**	(7.1)
Discontinued operations	**(29.0)**	(37.4)
Reported earnings per share	**(59.7)**	(44.5)

Diluted earnings per share	2001 pence	2000 (as restated) pence
Headline before goodwill amortisation	**10.8**	18.2
Headline after goodwill amortisation	**8.2**	17.5
Digital Media	**(30.5)**	(22.7)
Continuing operations		
– pre exceptionals	**(22.3)**	(5.2)
Exceptional items after tax	**(8.4)**	(1.6)
Continuing operations		
– post exceptionals	**(30.7)**	(6.8)
Discontinued operations	**(29.0)**	(35.8)
Reported earnings per share	**(59.7)**	(42.6)

Total Ordinary dividends per share for 2001 including the proposed final dividend of 5.0p are 50 per cent lower than last year at 8.275p (2000 – 16.55p).

Analysis of net cash movement – 2001



Cash inflows
Cash outflows
Cash generated from operations £103.3m
Interest, dividends, tax, other financing and foreign exchange £122.8m
Decrease in net debt £3.6m
Acquisitions and disposals £273.5m
Funding of ITV Digital £190.3m
Capital expenditure and investments £60.1m

Capital Employed – 2001



Cash employed
Financed by
Fixed assets £989.6m
Long-term borrowings £656.8m
Long-term creditors £41.9m
Net current assets (excl. cash) £193.8m
Equity £663.7m
Cash £179m

CASH FLOW SUMMARY

The Group generated cash inflows of £65.0m (2000 – £270.1m) after tax, interest and preference dividend payments but before all investment. The reduction was primarily due to the disposal of Technicolor and falls in advertising revenue. Capital expenditure was (£43.1m) and loan funding to the ITV Digital business was (£190.3m). Net disposals for cash were £273.5m. Inflows of £546.9m from the disposal of Technicolor and £24.3m from the sale of 50 per cent of Carlton's US screen advertising business were offset by outflows of £195.3m on the purchase of HTV (including settlement of acquired debt of £124.0m and overdrafts of £4.2m). Other outflows were £26.4m on the purchase of Covitec (subsequently sold as part of the Technicolor sale) and contract advances relating to Technicolor before disposal, £71.6m. Repayment of loans from associates brought in cash of £1.6m and there were net cash inflows of £2.1m from the issue of new shares.

BALANCE SHEET SUMMARY

Overall net debt at 30 September 2001, excluding the Thomson multimedia S.A. ("Thomson") assets Carlton acquired as a result of the sale of Technicolor, was £506.6m, compared with net debt at the start of the year of £510.2m. Details are analysed below.

Analysis of net debt	£m
Cash	458.5
Overdrafts	(222.1)
Loans – current	(57.3)
Loans – long term	(656.8)
Finance leases	(28.9)
Total	(506.6)

Thomson assets	Carrying value at 30 Sept. 2001 £m	Market value at 30 Sept. 2001 £m	Market value at 30 Nov. 2001 £m
Bonds	400.4	207.4	300.2
Loan notes	206.5		
Total	606.9		

On 30 November 2001 the Group announced the completion of a bond exchangeable into shares of Thomson, raising £389.6m (€625.8m) to be settled in January 2002. The bond will mature in 2007 and is exchangeable into Thomson shares at a fixed exchange price of €41.2.

In addition, on 30 November 2001, the Group announced agreement, in principle, for the sale of $175m of Thomson loan notes.

The proceeds from the two deals increase pro forma cash at 30 September 2001 to approximately £778m. The pro forma net debt position, taking account of assets held following the sale of Technicolor, as now collateralised, is £7m.

As part of the purchase of HTV, Carlton's 20 per cent interest in Meridian was sold, giving rise to a pre-tax unrealised (i.e. non-distributable) profit of £31.2m after adjustment for goodwill previously written off to reserves. This figure is reduced to £9.2m after tax.

CARLTON MEDIA

Operating margins in Carlton Media were 10.3 per cent, down from 20.0 per cent in 2000. The slowdown in advertising revenues and the effect of licence renewal were the primary reasons for the fall. In absolute terms, the level of operating costs and overheads increased due to the greater size of the business following the acquisition of HTV.

A breakdown of Carlton Media's revenues is set out below.

CARLTON MEDIA TURNOVER

Year ended 30 September	**2001** **£m**	2000 (as restated) £m
Channels	**760.0**	739.6
Content	**181.3**	171.7
Other (including Carlton Screen Advertising)	**56.1**	47.4
Total	**997.4**	958.7

The following table sets out the revenue and key costs of Carlton Television and their impact on operating profits.

CARLTON MEDIA OPERATING PROFITS

Year ended 30 September	**2001** **£m**	2000 (as restated) £m	Change %
Net advertising revenue – excluding contribution from HTV	**603.7**	691.5	–13
HTV advertising revenue	**91.6**	–	–
Net advertising revenue	**695.3**	691.5	+1
Network schedule	**(302.5)**	(252.1)	–20
Licence costs	**(119.5)**	(122.0)	+2
Other net costs	**(175.3)**	(135.5)	–29
Carlton Television	**98.0**	181.9	–46
Other businesses	**20.2**	15.1	+34
Divisional operating profit before amortised goodwill	**118.2**	197.0	–40

Payments to the Government for the Group's wholly owned broadcasting licences are a significant element of Carlton Media's cost structure. In 2001 these payments totalled £119.5m (2000 – £122.0m) and were made up of cash bids of £19.9m (2000 – £17.4m) and Percentage of Qualifying Revenue ('PQR') payments of £99.6m (2000 – £104.6m) after estimated digital dividends of £10.0m (2000 – £4.0m). These figures include HTV's cash bid and PQR payments of £2.0m and £6.2m respectively.

The PQR rates applicable to advertising and sponsorship revenue during the year were 20 per cent for Carlton London, 11 per cent for Carlton Midlands up to 31 March 2001, 17 per cent thereafter, 13 per cent for Carlton West Country, and 7 per cent for HTV.

Carlton London's cash bid was £16.7m, Carlton West Country's was £1.2m, Carlton Midland's was £2,600 (this will rise to £7.6m per annum, plus RPI, from 1 January 2002) and HTV's was £2.0m (for 11 months). No PQR is payable on the proportion of revenues attributed to the viewing of digital ITV services; this is the digital dividend. As digital penetration increases in the future, the proportion of the advertising and sponsorship revenues attracting PQR will fall.

The effects of the digital dividend reduced PQR payments by £10m (2000 – £4m).

DIGITAL MEDIA

Carlton's Digital Media businesses in 2001 had turnover of £104.7m (2000 – £67.4m) including the Group's share of joint ventures' turnover. Of this figure, £14.5m (2000 – £14.1m) represented group turnover. Total net costs before exceptional items and tax were £273.7m (2000 – £215.1m).

DIGITAL MEDIA NET COSTS

Year ended 30 September	2001 £m	2000 £m
Carlton Digital Channels & Other	**(24.6)**	(26.7)
Carlton Interactive	**(8.9)**	(13.6)
Total subsidiaries	**(33.5)**	(40.3)
Joint Ventures		
– ITV Digital/ITV Sport Channel (50%)	**(175.7)**	(143.2)
Associates – ITV2, GMTV2 & Ask Jeeves	**(20.0)**	(9.1)
Interest on Digital Media investment	**(44.5)**	(22.5)
Net costs before exceptional items and tax	**(273.7)**	(215.1)
Exceptional items	**(51.0)**	–
Pre-tax costs	**(324.7)**	(215.1)

Included in Digital Media are Carlton Cinema and Carlton Food Network (including the now closed Taste joint venture), ITV2 and GMTV2 channels and Carlton Interactive, the online business. Provisions for the closure or downscaling of the digital businesses are included as digital exceptional charges.

The joint venture within Digital Media is Carlton's 50 per cent share in ITV Digital. During the year the ITV Sport Channel was set up as a separate premium subscription channel.

The Digital Media interest cost of £44.5m (2000 – £22.5m) represents the financing cost of the cumulative digital cash which grew to £830m (2000 – £550m) by 30 September 2001. Tax payable on Carlton's other UK businesses is offset by tax relief on Digital Media losses.

ITV DIGITAL AND ITV SPORT CHANNEL

A summary Profit & Loss account for ITV Digital/ITV Sport Channel is as follows:

Year ended 30 September	2001 £m	2000 £m
Sales	**175.7**	106.6
Cost of sales	**(103.8)**	(69.4)
Gross profit	**71.9**	37.2
Subscriber management	**(70.9)**	(53.9)
Fixed costs	**(69.1)**	(60.5)
Customer acquisition costs (including cost of free set-top boxes)	**(134.4)**	(106.3)
Direct costs	**(47.4)**	(57.9)
ITV Select/ITV Active/Sport	**(91.5)**	(47.1)
Rebranding	**(10.0)**	–
Loss before interest and tax	**(351.4)**	(288.5)
Carlton's 50% share	**(175.7)**	(144.3)

The balance sheet carrying value of Carlton's 50 per cent interests in ITV Digital and ITV Sport Channel, which are funded wholly by Carlton and Granada ("the Shareholders") in equal shares through a mixture of debt and equity, is analysed below.

Year ended 30 September Carlton share (50%):	£m
Balance sheet	
Fixed assets	51.9
Current assets	102.4
Share of gross assets	154.3
Current borrowings	(416.9)
Other current liabilities	(100.2)
Share of gross liabilities	(517.1)
Share of net assets	(362.8)
Carlton's loans	416.9
Net interest in ITV Digital and ITV Sport Channel	54.1

Current business plans for ITV Digital show the business breaking even before subscriber acquisition costs in 2003/4 at 1.7m subscribers with a peak funding requirement of £1,146m. The cumulative amount invested by the Shareholders in the business to 30 September 2001 was £788m with Carlton's share being £394m. On the basis of the current business plans the shareholders would have to provide a further £360m of financing (Carlton share £180m of which £100m is projected to fall due in 2002) before ITV Digital reaches its peak funding requirement.

The Shareholders are currently exploring a range of options for the future development of ITV Digital. Our strategy is to improve shareholder value with an emphasis on reducing the cash investment and improving the breakeven point of the business. The alternatives being explored would not increase the likely funding requirement of the existing Shareholders.

The most significant sports rights contract entered into as part of the initial development of the ITV Sport business was with the Nationwide Football League. Under this contract ITV Digital has acquired exclusive television rights for Nationwide League football matches for a three year period commencing in August 2001. Payments by ITV Digital under this contract are phased with £47m paid by August 2000, £89m paid in August 2001 and £89m to be paid in both August 2002 and August 2003.

ITV Sport Channel has entered into a carriage contract with NTL, the cable television company. In addition the ITV Sport Channel is carried on the ITV Digital platform. ITV is currently in discussion with other interested parties, with a view to obtaining carriage for the channel on other platforms.

The Shareholders have both indicated that their current intention is to continue to provide funding to ITV Digital and ITV Sport Channel to meet their operational requirements as and when they fall due.

OTHER

Central overheads and the contribution from Carlton's US screen advertising business amounted to a net cost of £10.5m (2000 – £9.0m). This figure reduced Carlton Media's operating profits to the Headline operating profit before goodwill amortisation of £107.7m (2000 – £188.0m).

JOINT VENTURES AND ASSOCIATES

Joint ventures and associated companies (excluding the Digital Media joint ventures and associates) contributed £1.7m to profits in 2001 (2000 – £10.5m). The decrease in the share of operating profits resulted principally from the disposal of the 20 per cent share in Meridian early in the year as part of the deal to acquire HTV.

EXCHANGE RATES

The principal exchange rate affecting Carlton's translation of overseas results was the US dollar although the effect to the Group is greatly reduced following the disposal of Technicolor. The average rate of the US dollar in 2001 was US$1.44/£ compared with US$1.55/£ in 2000. At 30 September 2001 the rate was US$1.47/£ compared with US$1.48/£ at 30 September 2000.

DISCONTINUED OPERATIONS

Discontinued operations relate to the pre-sale results and disposal of Technicolor (2000 results have been restated to include Technicolor in addition to the disposals of Quantel and SSL which occured in 2000). The sales of £561.4m (2000 – £1,075.1m) and trading profit of £49.2m (2000 – £91.7m) arose prior to the disposal dates. The exceptional charges on disposal in 2001 comprise £630.2m of goodwill written back and the profit on net assets sold of £403.2m.

The disposal of Technicolor to Thomson for a consideration which, at 12 January 2001, valued Technicolor at £1,475m ($2.11bn), was completed on 16 March 2001. In the transaction, net cash and loan notes with a present value on 16 March 2001 of £950m ($1.35bn) were received from Thomson. Of the loan notes, $600m was payable by Thomson in four equal instalments, together with accrued interest, on the first four anniversaries of completion. $300m of the loan notes were subsequently realised in the year, and the balance of the loan notes was held in current asset investments at the balance sheet date. Also, Thomson issued to Carlton bonds carrying entitlement to 15.5m new Thomson shares ("the Bonds"). At 30 September 2001 the Bonds were included in fixed asset investments at the sterling value on 16 March 2001 of the equivalent price of €41.19 for each underlying Thomson share.

Profit before tax as restated is reconciled as follows:

	Headline £m	Exceptional items £m	Digital Media £m	Continuing operations £m	Discontinued operations £m	Total £m
Profit before taxation as reported in 2000 accounts	342.2	(18.5)	(237.5)	86.2	(328.1)	(241.9)
Technicolor disposal	(145.3)	7.4	22.4	(115.5)	115.5	–
Revenue recognition accounting policy change	(9.8)	–	–	(9.8)	–	(9.8)
Profit/(loss) before taxation as restated	187.1	(11.1)	(215.1)	(39.1)	(212.6)	(251.7)

ATTRIBUTABLE PROFITS, EARNINGS PER SHARE AND DIVIDENDS

The profit on ordinary activities after tax attributable to shareholders (before goodwill charges written back on disposals) in 2001 was £240.2m (2000 – £22.6m). This profit is stated before £10.5m (2000 – £11.0m) of the annual fixed net dividends on non-equity shares (i.e. Preference shares).

Headline basic earnings per share before all goodwill (calculated on profits after tax and net Preference dividends but before Digital Media, discontinued operations and exceptional items) in 2001 were 10.8p (2000 restated – 19.1p). The loss per share from continuing operations was 22.3p (2000 restated – 5.4p) and the reported loss per share after discontinued businesses and goodwill in 2001 was 59.7p (2000 restated – 44.5p).

Headline diluted earnings per share before all goodwill (calculated excluding Digital Media, discontinued operations and exceptional items and before net Preference dividends and allowing for the exercise of share options) were 10.8p (2000 restated – 18.2p). In both 2000 and 2001 the 6.5p Preference shares were not dilutive of reported earnings. Diluted loss per share from continuing operations was 22.3p (2000 restated – 5.2p) and the reported diluted loss per share after discontinued operations was 59.7p (2000 restated – 42.6p).

The proposed final dividend of 5.0p per Ordinary share, together with the interim dividend of 3.275p per Ordinary share already paid, makes a total for the year of 8.275p per Ordinary share (2000 – 16.55p), a decrease of 50 per cent.

TAX

The tax rate on headline profits before goodwill amortisation of £118.3m in 2001 is 30.7 per cent (2000 restated – 30.3 per cent on headline profits before goodwill amortisation of £193.8). Tax relief on Digital Media losses before exceptional items is at the rate of 25.2 per cent (2000 restated – 28.6 per cent) and the tax rate on discontinued operations before goodwill amortisation and the exceptional losses on sale/closure of businesses is 33.9 per cent. Tax relief on the non-Digital Media exceptional items is at the rate of 27.6 per cent. No tax relief has been attributed to the Digital Media exceptional items or to the exceptional loss on the sale of Technicolor. Effect has been given to the relief of the gain on the sale of Meridian by available losses resulting in a £22.0m charge to the statement of total recognised gains and losses.

The tax relief in relation to Digital Media losses includes the Group's share of consortium relief available from ITV Digital and other Digital Media associates. The rate of tax relief for Digital Media losses reflects unused Digital Media losses which are carried forward and which, together with timing differences principally in respect of ITV Digital fixed assets, give rise to deferred tax assets which have not been recognised.

In the US, federal tax has been provided at 35 per cent and state taxes have been provided at rates between 5 per cent and 10 per cent.

In total, this results in a net tax credit in the profit and loss account of £19.2m on total losses of £409.2m after goodwill of £630.2m written back on the sale of Technicolor on which there is no tax relief.

CASH FLOW

Carlton generated £103.3m of cash from operations (2000 – £353.5m). The reduction reflected the cash outflows relating to discontinued operations prior to sale and an increase in digital expenditure from wholly owned operations, together with reduced inflows from Carlton Media.

Net interest paid was £32.5m (2000 – £29.1m) and dividends from associates (Meridian – until the date of disposal) totalled £1.6m (2000 – £4.8m). The increase in financing costs was due to investment in Digital Media. The cash cost of Preference dividends was £10.5m (2000 – £18.5m). Tax repaid was £3.1m (2000 – tax paid £40.6m) reflecting the tax relief available from Digital Media operations.

Capital expenditure of £43.1m (2000 – £112.0m) was significantly reduced following the sale of Technicolor. The spend for the year included approximately £6.0m on new projects. These included a new outside broadcasting truck for Carlton 021 (£3.0m) and new digital broadcasting equipment (£1.0m). The capital expenditure included £23.0m by Technicolor in the period prior to sale.

There were fixed asset disposals that realised £10.5m. Loans of £190.3m were to ITV Digital/ITV Sport Channel.

The free cash inflow was £28.0m (2000 – inflow £185.9m), calculated after replacement capital expenditure but before all funding of ITV Digital, acquisitions and capital expenditure on new businesses and new fixed asset investments.

Net disposals/acquisitions of subsidiaries for cash totalled £273.5m (2000 – net outflow £90.1m), with £444.5m relating to Technicolor. The sale of 50 per cent of Carlton's US screen advertising business raised cash of £24.3m and the purchase of HTV and disposal of Meridian had a net cash outflow of £195.3m including settlement of acquired debt of £124.0m. Expenditure on associates of £22.5m was in respect of Ask Jeeves and ITV2, partly offset by a loan repayment of £1.6m from GMTV.

Equity dividends, primarily the final dividend for 2000, absorbed £89.2m (2000 – £101.6m) and new share issues raised £2.1m from exercise of share options (2000 – £13.2m).

Overall there was a net cash inflow of £57.6m, a positive exchange movement on the sterling value of net debt of £2.6m and net cash outflow from reduction in debt of £56.6m, resulting in net borrowings at the year end of £506.6m (2000 – £510.2m).

BALANCE SHEET

Shareholders' Funds at 30 September 2001 were £663.7m compared with £446.8m at the end of 2000 as restated. The cumulative total of goodwill charged against reserves was £937.4m (2000 – £1,567.6m) with the reduction representing goodwill written back on the disposal of Technicolor.

Included within the balance sheet are net operating assets of £550.2m (2000 – £969.0m) excluding net debt, tax and proposed dividends. The return on net operating assets (excluding exceptionals, digital and discontinued) was 16.4 per cent (2000 – 18.8 per cent).

FINANCING

Carlton's policy is to finance itself long-term using debt instruments with a range of maturities. Carlton has traditionally raised fixed rate debt from the US and European Capital Markets, as well as obtaining bank facilities from the UK Syndicated Market.

In March 2001 Carlton established a £1,000m Euro Medium Term Note programme which provides standard documentation for both public bond issues and private placement loan notes. By the year end Carlton had issued loan notes under the programme in a variety of currencies (swapped back to sterling) totalling about £168m. In April 2001 Carlton arranged a £300m 5 year Syndicated bank facility which has not been drawn at the date of writing. The purpose of the facility is to provide financial flexibility through short-term liquidity pending longer-term refinancing.

In November 2001 Carlton announced the issue of €638.6m (£397.6m) exchangeable bonds which will mature in 2007, will carry a coupon of 2.25 per cent per annum, and have a fixed exchange price of €41.2. The bonds will be exchangeable into 15.5m ordinary shares in Thomson representing Carlton's underlying total equity interest in the company. Carlton also announced that it has reached agreement in principle for the sale of US$175m nominal amount of loan notes issued by Thomson which are unguaranteed. Both transactions are expected to complete early in the New Year.

OBJECTIVES, POLICIES AND STRATEGIES

The most significant treasury exposures faced by Carlton are raising finance, managing interest rate and currency positions and investing surplus cash in high quality assets. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage these exposures. Transactions are only undertaken if they relate to underlying exposures. Regular reports are provided to senior management and treasury operations are subject to periodic independent reviews and internal audit.

INTEREST RATE MANAGEMENT

Carlton uses interest rate swaps, options and forward rate agreements to manage its interest rate exposures on its debt and cash positions with the objective of minimising its net interest cost.

The interest rate profile of Carlton's interest bearing assets and liabilities at the year end are detailed in notes 18, 19, 21 and 25(a) respectively.

Net interest payable was £35.6m (2000 – £28.4m). A 1 per cent decrease in short-term sterling and dollar interest rates based on the year-end position would increase profits before tax by about £2.0m .

Borrowings are denominated in currencies that match Carlton's net assets as described below. The fair values of borrowings and cash at the year-end are compared to their book values in Note 25(b).

CURRENCY MANAGEMENT

Carlton faces currency exposure on trading transactions undertaken by its subsidiaries in foreign currencies. In addition, Carlton is also subject to currency exposures resulting from the Technicolor sale consideration.

Carlton hedges a proportion of its transactional exposures by taking out forward foreign exchange contracts of up to four years forward against its anticipated and known sales and purchases. The decision to hedge is influenced by the size of exposure, the certainty of it arising, the trading and market position of the company in which the exposure arises and the current exchange rate.

At the year-end Carlton estimated that its net purchases of foreign currency in 2002 relating to trading transactions would total less than £50m after taking into account foreign currency hedging in place. The year-end fair value of hedging maturing in 2002 was £3.1m below book value, due to forward purchases of Swiss Francs to match Champion's League payments undertaken in previous years when sterling was weaker.

Carlton's balance sheet translation exposure is managed by partially matching currency assets with a combination of currency borrowings and forward foreign exchange contracts.

Post completion of the sale of Technicolor, exposure to the economic interest in 15.5m shares of Thomson has been Carlton's largest single currency exposure. In November 2001 Carlton entered into a foreign exchange option contract to protect up to half of the anticipated currency translation exposure. A one per cent movement in the Sterling/Euro exchange rate should not impact the value of this investment by more than £3m.

INVESTMENT OF CASH

Carlton operates strict investment guidelines with respect to surplus cash and the emphasis is on preservation of capital. Consequently, discretionary investments with maturity greater than one year must be rated AA or better and discretionary investments of less than one year must be rated A1 or P1 by the major credit rating agencies. There are also conservative limits for individual counter-parties. The maturity profile of investments is managed according to the forecast cash needs of the Group.

EURO

Group companies are continuing to work on the Euro project. Project work, both undertaken and on-going, includes the upgrading of information systems, where necessary, and the training of staff to handle Euro-denominated transactions, including dual currency transactions in the transition period between commencement of the Euro in 1999 and the first issue of notes and coins in 2002.

The decision as to when to adopt the Euro as the Group's functional currency will principally depend on the timing of the UK joining the Euro. The Group does not currently expect significant project costs to be incurred as a result of the introduction of the Euro.



Bernard Cragg,
Finance Director
4th December 2001

DIRECTORS' REPORT

REVIEW OF BUSINESS, PRINCIPAL ACTIVITIES, RESULTS AND POST BALANCE SHEET EVENTS

This is contained within pages 2 to 32 and Note 37 to the accounts.

DIVIDENDS

An interim dividend of 3.275p per Ordinary share was paid on 17 August 2001. The directors recommend the payment of a final dividend of 5.0p per Ordinary share, on 8 April 2002 to Ordinary shareholders on the register on 1 March 2002.

DIRECTORS

Directors' responsibilities

Directors are required by the Companies Act 1985 to ensure that financial statements for each financial year are prepared which give a true and fair view of the state of the Company and the Group as at the end of the financial year and of the profit or loss for that period. In preparing the financial statements, the directors confirm that suitable accounting policies have been used and applied consistently; reasonable and prudent judgements and estimates have been made; and the financial statements have been drawn up on a going concern basis. Applicable accounting standards have been followed.

It is also the directors' responsibility to ensure that adequate accounting records are maintained; to safeguard the assets of the Company and the Group; to maintain a system of internal control; and to prevent and detect fraud and other irregularities.

Board of directors

The Company ensures that it recruits to the Board only individuals of sufficient calibre, knowledge and experience to fulfil the duties of a director appropriately. All directors are given appropriate briefing on appointment and individual training needs are met as required. The Carlton Board currently comprises the Chairman, the Chief Executive, the Deputy Chief Executive and the Finance Director, along with six non-executive directors. The biographies of the current directors on page 16 illustrate their range of experience, which ensures an effective board to lead and control the Company. All the directors served on the Board for the whole year under review, except E M de Villiers who was appointed as a non-executive director on 26 September 2001. N N Walmsley, Deputy Chief Executive, and B A Cragg, Finance Director, will both stand down from the Board on 31 December 2001, whereupon P C Murray will be appointed Group Finance Director.

The Board meets regularly, normally eight times throughout the year. It retains full and effective control over the Company and monitors the executive management. The Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. Board meetings follow a formal agenda and the Board has a formal schedule of matters specifically reserved to it for decision. The Company Secretary and Finance Director are responsible for ensuring that applicable rules and regulations are complied with and that Board procedures are followed. All directors have access to the advice and services of the Company Secretary and, if required, external professional advice at the Company's expense.

All directors are subject to re-election by shareholders at the first opportunity after their appointment. Pursuant to the Company's articles, all directors are required to retire by rotation and offer themselves for re-election at least every three years.

D B Green, L F Hill and Sir Sydney Lipworth will retire by rotation and offer themselves for re-election at the 2002 Annual General Meeting. Sir Sydney Lipworth, aged 70, has been invited to offer himself for re-election as the Board continues to believe that his business experience and ability are valuable and his re-election is in the best interests of shareholders. It being the first AGM since their appointment, E M de Villiers and P C Murray will also retire and offer themselves for re-election. None of the retiring non-executive directors has a service contract with the Company. Biographies of the directors offering themselves for re-election at this year's AGM appear on page 16.

Non-executive directors

The six non-executive directors carry significant influence in Board decisions. With their differing backgrounds, they bring a wide range of experience and expertise to the Company's affairs and an independent judgement on issues of strategy, performance and resources. Appointments are normally for an initial term of three years, which may be extended by mutual consent for additional periods. Given the calibre and experience of the non-executive directors, the Board does not consider it currently necessary to appoint a senior independent non-executive director. Of the non-executive directors, the Board considers E M de Villiers, A D A W Forbes, L F Hill, Sir Sydney Lipworth and Sir Brian Pitman to be independent.

Directors' interests

Details of the directors' interests in the Company's Ordinary shares are as follows:

	1 October 2000*	30 September 2001	4 December 2001
M P Green	10,043,378	10,208,324	10,208,324
B A Cragg	19,463	25,910	25,910
E M de Villiers	–	–	–
A D A W Forbes	6,250	6,250	6,250
D B Green	9,222,299	9,375,299	9,375,299
L F Hill	79,889	79,889	79,889
Sir Sydney Lipworth	31,937	33,100	33,100
G M Murphy	–	164,883	164,883
Sir Brian Pitman	1,082	1,082	1,082
N N Walmsley	163,124	180,202	180,202

*or date of appointment

Notes

(1) The Company established an Employee Share Ownership Trust (ESOP) in 1991 and a Qualifying Employee Share Ownership Trust (Quest) in 1998. The Companies Act 1985 deems each executive director to be interested in the shares held for the purposes of the ESOP and the Quest. These interests have not been included in the above figures. The number of Ordinary shares held for the purposes of the ESOP was 2,022,762 on 1 October 2000 and 2,016,126 on 30 September 2001 and on 4 December 2001. The number of Ordinary shares held for the purposes of the Quest was 998,801 on 1 October 2000 and 696,177 on 30 September 2001 and on 4 December 2001.

(2) The interests of M P Green and D B Green include a holding of 8,057,330 Ordinary shares in the name of Tangent Industries Limited, a company controlled by M P Green.

Audit committee

The audit committee is comprised solely of non-executive directors: Sir Sydney Lipworth (Chairman of the committee), A D A W Forbes and L F Hill, all of whom the Board considers to be independent.

The Company's audit committee meets at least four times a year to monitor the accounting policies, internal controls and financial reporting of the Group. The duties of the audit committee also include keeping under review the scope and costs of audit and the nature and extent of non-audit services provided by the auditors. The external auditor attends all the meetings and has direct access to the committee Chairman.

Nomination committee

A nomination committee, consisting of three non-executive directors and the Company's Chairman, is responsible for reviewing and making recommendations to the Board on the appointment of directors. The members of the nomination committee are: M P Green (Chairman of the committee), A D A W Forbes, Sir Sydney Lipworth and Sir Brian Pitman. During the year the members of the nomination committee interviewed candidates and recommended E M de Villiers for appointment as a non-executive director and P C Murray for appointment as Group Finance Director. The full Board approved the nomination committee's recommendations.

Remuneration committee

The remuneration committee is comprised solely of the following non-executive directors: Sir Brian Pitman (Chairman of the committee), A D A W Forbes, L F Hill, Sir Sydney Lipworth and E M de Villiers, all of whom the Board considers to be independent. The committee deals with the remuneration of the executive directors on behalf of the Board. The Company's Chairman and Chief Executive assist the committee except in relation to matters specifically concerning their own remuneration. The committee does not retain a firm of remuneration consultants, but seeks professional advice on an *ad hoc* basis.

The remuneration report of the Board can be found on pages 35 to 40.

CORPORATE GOVERNANCE

Carlton fully endorses the Principles of Good Governance and Code of Best Practice encompassed in the Combined Code ("the Code") issued by the London Stock Exchange. Throughout the accounting period the Company has complied fully with the provisions set out in Section 1 of the Code, other than in respect of the appointment of a senior independent non-executive director and directors' notice periods. The ways in which the Company applies the principles of the Code, together with explanations for any areas of non-compliance, are described in the Directors' report including the remuneration report.

Internal Control

The Code requires that companies review all internal controls including financial, operational, compliance controls and risk management. The Turnbull Report provides guidance to directors in complying with the internal control requirements of the Code. In the opinion of the Board, the Company has complied throughout the year with the guidance contained in the Turnbull Report.

The Board is responsible for the Group's system of internal control and for reviewing its' effectiveness. Any internal control system can only provide reasonable and not absolute assurance against material misstatement or loss. Key control procedures are designed to manage rather than eliminate risk and can be summarised as follows:

Management policies and procedures – management responsibilities are established for the executive directors and the directors of the operating companies. These are laid down in the Company's Management Policies.

Strategy and financial reporting – the Group performs a comprehensive annual strategy and budgeting process. The executive directors review budgets and strategies and the Board approves the overall Group budget as part of its normal responsibilities. The results of operating units are reported monthly, compared with individual budgets and forecasts formally updated twice each financial year.

Organisational structure and authorisation procedures – the Group has an established organisational structure with clearly stated lines of responsibility and reporting.

Authorisation procedures in respect of matters such as capital expenditure, investments and treasury transactions are clearly defined.

Risk assessment – management has responsibility for the identification of risks facing each of their businesses, and for putting in place controls and procedures to mitigate and monitor those risks. Formal bi-annual risk assessments are performed at each subsidiary and for the Group as a whole. Key risks, mitigating controls and required actions are identified and monitored by the audit committee and the Board. The risk assessment process is co-ordinated by the Group's internal audit function.

Monitoring and review of internal controls – controls are monitored by management review, Group internal audit and the audit committee. Directors of all operating subsidiaries are required to complete an annual self-certification questionnaire confirming compliance with key controls and procedures. ITV Digital is not included within the Group's formal self-certification process. Completed questionnaires are reviewed by Group internal audit and the results are reported to the Audit Committee. Serious control weaknesses will be reported to the Board as appropriate. The results of the bi-annual risk assessment are reported to both the Audit Committee and to the Board.

The audit committee and Board have reviewed the effectiveness of the internal controls of the Group for the period from 1 October 2000 to 30 September 2001.

GOING CONCERN

Based on normal business planning and control procedures, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the accounts.

SHAREHOLDER MATTERS

Relations with shareholders

The Company maintains good communications with shareholders. Senior executives of the Company, including the Chairman, Chief Executive, Finance Director and Director of Corporate Affairs, meet frequently with representatives of institutional shareholders to discuss their views and to ensure that the strategies and objectives of the Company are well understood.

Substantial shareholdings

As at 4 December 2001, the Company had been notified of the following interests held, directly or indirectly, in 3 per cent or more of the Company's issued Ordinary share capital:
Fidelity International Limited/FMR Corp – 68,105,404 shares
D C Thomson & Co. Ltd. – 24,250,000 shares
Morley Fund Management Limited – 20,229,472 shares
Legal & General Investment Management Limited – 20,176,586 shares.

Conversion and redemption of preference shares

During the year, the Company repurchased 45,533 non-voting deferred shares. These deferred shares were issued upon the conversion of preference shares and were immediately repurchased by the Company and cancelled. Further details are set out in Note 27 on pages 73 and 74.

2002 Annual General Meeting

Full details of the resolutions to be proposed at the meeting are set out in the Notice of Annual General Meeting enclosed with this document, and a summary can be found on page 94. Carlton encourages the participation of all investors at its Annual General Meetings. Procedures at the Company's 2002 Annual General Meeting will continue to be in compliance with the Code.

Auditors

A resolution to reappoint PricewaterhouseCoopers as auditors will be proposed at the 2002 Annual General Meeting.

CREDITOR PAYMENT POLICY

The Group does not follow any particular code on payment practice. Operating businesses are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted and making those suppliers aware of the terms of payment. It is Group policy that payments to all suppliers are made in accordance with the agreed terms, provided that the supplier is also complying with all relevant terms and conditions.
Trade creditor days of the Company for the year ended 30 September 2001 were 36 days, based on the ratio of Company trade creditors at the year-end to the amounts invoiced during the year by trade creditors.

DONATIONS

The Group made charitable donations of £1.1m (2000 – £1.5m) in the year but no political donations.

REMUNERATION REPORT

GENERAL POLICY

In determining the remuneration packages of the executive directors, the remuneration committee has regard to two fundamental principles:

- the importance of recruiting and retaining management of the highest calibre; and
- linking reward to the Company's performance.

The committee has applied these principles to develop remuneration packages which:

- provide a competitive base salary designed to attract and retain executive directors of the highest calibre and to reflect their role and experience;
- provide incentive arrangements which are subject to challenging performance targets, reflect the Company's objectives and recognise the importance of motivating management to focus on annual, as well as longer-term, performance; and
- directly align the interests of the executive directors with those of shareholders.

REMUNERATION PACKAGE

The four components of the remuneration package are base salary and benefits, annual cash bonus, long-term incentive arrangements and pension. The following sections provide an outline of current practice with regard to each component.

BASE SALARY AND BENEFITS

Base salary and benefits are determined on an annual basis by the committee after a review of the individual's performance and market trends. For guidance, the committee has regard to available research and published remuneration information on comparable companies. Salary policy within the rest of the Group is also taken into consideration. Benefits typically include a car and life, disability and health insurance. The value of benefits is not pensionable. The executive directors have waived any increase in base salary for the 2001/02 financial year in line with the pay freeze applying to all employees across the Group.

ANNUAL CASH BONUS

The directors' annual performance-related cash bonus scheme provides executive directors with an incentive to achieve demanding short-term performance targets. The bonus earned, which is not pensionable, depends upon the Company's performance as measured against a specific target or targets set by the committee each year.

For the year under review, the executive directors have waived any bonus earned under the scheme.

Table 1 – Directors' emoluments

	Salary £000	Benefits £000	Annual bonus £000	Total 2001 £000	Total 2000 £000
Executive					
M P Green	670	43	–	713	892
B A Cragg	335	49	–	384	448
G M Murphy (1)	500	349	–	849	150
N N Walmsley	310	19	–	329	415
Non-executive					
Sir Derek Birkin (2)	18	–	–	18	35
A D A W Forbes	35	–	–	35	35
D B Green	35	–	–	35	35
L F Hill	35	–	–	35	35
Sir Sydney Lipworth	35	–	–	35	35
Sir Brian Pitman	35	–	–	35	35
	2,008	460	–	2,468	2,115

Notes

(1) Included in G M Murphy's benefits are a payment of £75,566 (2000 – £14,000) connected with his pension arrangements and a payment of £250,000 constituting a non-recurring contractual commitment received upon his joining the Company. The 2000 comparative figures relate to only part of the year as G M Murphy was appointed to the Board on 23 July 2000.

(2) Sir Derek Birkin retired from the Board on 1 March 2001.

(3) E M de Villiers was appointed to the Board on 26 September 2001. As his remuneration for the year under review was negligible, he has not been included in Table 1.

(4) For the purposes of Schedule 6 to the Companies Act 1985:

a) the director with the highest total emoluments for 2001 was G M Murphy, and for 2000 was M P Green. The accumulated total accrued pension in 2001 for G M Murphy was £2,000 as set out in Table 4 below, and in 2000 for M P Green was £95,000;

b) directors' emoluments totalled £2,280,000 in 2000.

LONG-TERM INCENTIVE ARRANGEMENTS

Share options

Directors can participate in the Sharesave scheme and options granted to them under that scheme are included in Table 2. They can also be granted options under the Carlton Executive Share Option Scheme 1999. During the year under review directors were granted options under this scheme, details of which are included in Table 2. These options were granted as part of a phased grant. The exercise of executive share options is subject to satisfaction of performance conditions set by the committee.

Table 2 – Options

	Scheme	Options held on 1 Oct 2000	DABS/LTIS awards vested during the year	Options granted during the year	Options exercised during the year	Market price per share on exercise date	Options held on 30 Sept 2001	Options held on 4 Dec 2001	Option Price	Exercise Period
M P Green	EXEC	28,712	–	–	–	–	28,712	28,712	282p	1996-2003
	EXEC	40,000	–	–	–	–	40,000	40,000	358.4p	1998-2005
	EXEC	230,188	–	–	–	–	230,188	230,188	530p	2001-2008
	EXEC	202,657	–	–	–	–	202,657	202,657	602p	2003-2010
	EXEC	158,031	–	–	–	–	158,031	158,031	772p	2003-2010
	EXEC	–	–	238,859	–	–	238,859	238,859	561p	2004-2011
	EXEC	–	–	315,047	–	–	315,047	315,047	319p	2004-2011
	Sharesave	5,164	–	–	–	–	5,164	5,164	334p	2003-2004
	DABS	23,718	–	–	–	–	23,718	23,718	Nominal	1999-2003
	DABS	–	20,331	–	–	–	20,331	20,331	Nominal	2001-2007
	LTIS	38,675	–	–	–	–	38,675	38,675	Nominal	2000-2003
	LTIS	–	28,590	–	–	–	28,590	28,590	Nominal	2001-2007
B A Cragg	EXEC	108,490	–	–	–	–	108,490	108,490	530p	2001-2008
	EXEC	95,514	–	–	–	–	95,514	95,514	602p	2003-2010
	EXEC	74,481	–	–	–	–	74,481	74,481	772p	2003-2010
	EXEC	–	–	119,429	–	–	119,429	119,429	561p	2004-2011
	EXEC	–	–	157,523	–	–	157,523	157,523	319p	2004-2011
	DABS	11,331	–	–	–	–	11,331	11,331	Nominal	1999-2003
	DABS	–	8,996	–	–	–	8,996	8,996	Nominal	2001-2007
	LTIS	17,115	–	–	–	–	17,115	17,115	Nominal	2000-2003
	LTIS	–	12,591	–	–	–	12,591	12,591	Nominal	2001-2007
G M Murphy	EXEC	250,000	–	–	–	–	250,000	250,000	800p	2003-2010
	EXEC	–	–	178,253	–	–	178,253	178,253	561p	2004-2011
	EXEC	–	–	235,109	–	–	235,109	235,109	319p	2004-2011
	Sharesave	–	–	3,552	–	–	3,552	3,552	475p	2006
N N Walmsley	EXEC	105,660	–	–	–	–	105,660	105,660	530p	2001-2008
	EXEC	93,023	–	–	–	–	93,023	93,023	602p	2003-2010
	EXEC	72,538	–	–	–	–	72,538	72,538	772p	2003-2010
	EXEC	–	–	110,516	–	–	110,516	110,516	561p	2004-2011
	EXEC	–	–	145,768	–	–	145,768	145,768	319p	2004-2011
	Sharesave	2,919	–	–	–	–	2,919	2,919	334p	2001-2002
	DABS	11,595	–	–	11,595	592p	–	–	Nominal	1999-2003
	DABS	–	10,165	–	–	–	10,165	10,165	Nominal	2001-2007
	LTIS	19,337	–	–	–	–	19,337	19,337	Nominal	2000-2003
	LTIS	–	14,150	–	–	–	14,150	14,150	Nominal	2001-2007

Notes

(1) For the year under review, the aggregate gains for all directors' options exercised during the year were £69,000 (2000 – £1,228,000). This figure represents the difference between the market price of option shares at the exercise date and their exercise price. It does not represent the net proceeds received as no account has been taken of option shares which have been retained, the tax liability or, where option shares have been sold, the sale commissions and expenses. For the year under review, no directors' options shown in Table 2 lapsed.

(2) The market price of an Ordinary share on 29 September 2001 was 132.5p and the range of prices during the year to 30 September 2001 was between 132.5p and 670p.

Deferred Annual Bonus Share plan (DABS)

The plan, which operates on an annual basis, provides that a participant may choose to invest up to 50 per cent of his net (i.e. after tax) annual cash bonus to purchase Carlton Ordinary shares (bonus shares). The investing participant is then conditionally awarded a number of Carlton Ordinary shares (restricted shares) with a value that is the gross (i.e. pre-tax) equivalent of the annual cash bonus so invested. Provided the bonus shares are retained for three years and the participant remains employed by the Group for four years, the restricted shares will vest and thereafter become available to the participant.

The directors' interests in non-vested restricted shares conditionally awarded under this plan are shown in Table 3.

Long-Term Incentive Share plan (LTIS)

During the period, no awards were made under the LTIS plan. It is intended that no further awards will be made in future under this plan.

The LTIS plan provided for a participant to be conditionally awarded a number of Carlton Ordinary shares with a value equating to a percentage of his/her base salary. The percentage was determined by the committee. Provided the participant remained employed by the Group for four years, the Company's performance, measured on the basis of total shareholder return (TSR) (i.e. share price movement and dividends paid) against the FTSE-100 companies over a three year performance period, determined what proportion (if any) of the award would vest at the end of four years. The proportion and targets were determined by the committee.

The directors' interests in non-vested shares conditionally awarded under this plan are shown in Table 3.

Table 3 – DABS and LTIS awards

	Notes	Held on 1 Oct 2000	Awarded during the year	Vested during the year[3]	Lapsed during the year	Held on 30 Sept 2001	Held on 4 Dec 2001	Exercise period
M P Green	DABS[1]	20,331	–	20,331	–	–	–	2001-2007
	DABS[1]	1,953	–	–	–	1,953	1,953	2002-2007
	DABS[1]	5,411	–	–	–	5,411	5,411	2003-2008
	DABS[2]	6,258	–	–	–	6,258	6,258	2004-2010
	DABS[2]	–	19,910	–	–	19,910	19,910	2005-2010
	LTIS[1]	28,590	–	28,590	–	–	–	2001-2007
	LTIS[1]	115,789	–	–	36,714	79,075	79,075	2002-2007
B A Cragg	DABS[1]	8,996	–	8,996	–	–	–	2001-2007
	DABS[1]	860	–	–	–	860	860	2002-2007
	DABS[1]	2,458	–	–	–	2,458	2,458	2003-2008
	DABS[2]	2,949	–	–	–	2,949	2,949	2004-2010
	DABS[2]	–	9,384	–	–	9,384	9,384	2005-2010
	LTIS[1]	12,591	–	12,591	–	–	–	2001-2007
	LTIS[1]	52,631	–	–	16,688	35,943	35,943	2002-2007
G M Murphy	DABS[2]	–	3,138	–	–	3,138	3,138	2005-2010
N N Walmsley	DABS[1]	10,165	–	10,165	–	–	–	2001-2007
	DABS[1]	966	–	–	–	966	966	2002-2007
	DABS[1]	2,508	–	–	–	2,508	2,508	2003-2008
	DABS[2]	2,872	–	–	–	2,872	2,872	2004-2010
	DABS[2]	–	9,139	–	–	9,139	9,139	2005-2010
	LTIS[1]	14,150	–	14,150	–	–	–	2001-2007
	LTIS[1]	53,684	–	–	17,022	36,662	36,662	2002-2007

Notes

(1) These conditional awards originally took the form of allocations of Ordinary shares. These have since been converted into options over Ordinary shares. The options are exerciseable at a nominal price and subject to certain conditions being satisfied (as summarised above). The LTIS options which are shown in Table 3 with an exercise period of 2002-2007 partially lapsed during the year on account of the TSR performance condition relating to these awards having been only partially satisfied. The performance period ended in February 2001.

(2) These conditional awards take the form of options granted over Ordinary shares. The options are exercisable at a nominal price and subject to certain conditions being satisfied (as summarised above).

(3) During the year, the last conditions relating to these options were satisfied, they vested and accordingly they are now disclosed in the "Options" Table 2. The aggregate value of options which vested during the year was £522,000 (2000 – £531,000). This figure is based on the market price of an Ordinary share on the relevant vesting date. The value for each of the directors during the year under reveiw was: M P Green £269,000 (2000 – £273,000); B A Cragg £119,00 (2000 – £121,000) G M Murphy Nil (2000 – Nil) and N N Walmsley £134,000 (2000 – £137,000). This value is notional and is not realised until the option is exercised. Upon exercise, the value is disclosed in the "Options" Table 2, and may differ from such notional value, depending on the share price movement in the intervening period.

The Carlton Equity Participation Plan (EPP)

The EPP received shareholder approval at the AGM on 1 March 2001. A summary of the main features of the plan is set out below.

Participation in the EPP applies to executive directors and selected senior executives. Participants invited to take part in the EPP will be required to commit Carlton shares (EPP shares) by a specified date to qualify for a matching award. Normally a participant will be entitled to commit EPP shares to a value of up to 100 per cent. of basic salary (save for the first award where the maximum EPP share commitment will be to a value of up to 200 per cent. of basic salary). A matching award will comprise both an award of free shares (in the form of a nil-price option) and an option grant over shares at market value. The extent to which a matching award will vest will depend on the participant retaining his/her EPP shares and the performance conditions relating to the matching award being satisfied. The maximum matching award will be free shares equal in number to three times the EPP shares and options (at market value) over an equal number of shares. The principal performance conditions applicable to the first awards will be measured on the basis of the Company's TSR performance against that of other major UK media companies and the FTSE-100 companies. None of the matching award will vest if the Company's TSR is below median for the media comparator group.

No awards were made under the EPP during the period under review.

PENSIONS

All executive directors are eligible to participate in a directors' contributory defined benefit pension scheme, within the main Carlton Communications Plc Group pension scheme. The directors' pension scheme enables members to retire at age 60 with a maximum pension after 30 years' pensionable service equivalent to 2/3rds of final pensionable salary. Pensionable salary is basic salary, excluding bonuses. Final pensionable salary is the average of pensionable salary over the last three years before retirement. On death before retirement, a lump sum equal to four times pensionable salary is paid, together with a spouse's pension of 4/9ths of pensionable salary. Pensions in payment are guaranteed to increase in line with inflation up to 5 per cent a year.

Table 4 – Pensions

The following information relates to the two directors (2000 – two directors) who participated during the year in the directors' pension scheme(1):

Director	Age at 30 Sept 2001	Directors' contributions in the year(2) £000	Increase in accrued pension during the year(3) £000	Accumulated total accrued pension at 30 Sept 2001 £000
M P Green	53	38	17	116
G M Murphy	45	6	2	2

Notes

(1) The pension entitlement shown is that which would be paid annually at the normal date of retirement (age 60), based on service to 30 September 2001.

(2) These relate to the contributions paid in the year by the director under the terms of the scheme.

(3) The increase in accrued pension during the year excludes any increase for inflation.

(4) In addition to G M Murphy's participation in the directors' pension scheme, Company contributions of £113,350 (2000 – £20,000) were made during the year into his money purchase pension plan.

(5) B A Cragg and N N Walmsley do not participate in the directors' pension scheme and Company contributions of £134,000 (2000 – £77,000) and £87,420 (2000 – £79,000), respectively, were made during the year into their money purchase pension plans.

SERVICE CONTRACTS

No executive director has a service contract containing a notice entitlement exceeding one year, except as set out below.

B A Cragg's service contract is terminable upon two years' notice by either party which is considered reasonable having regard, *inter alia*, to the length of his service with the Company and the voluntary reduction without compensation of his notice entitlement from three years to two years.

G M Murphy's service agreement is terminable on one year's notice by either party, save on a change of control whereupon for one year thereafter the contract is terminable by the Company on two years' notice.

OUTSIDE APPOINTMENTS

Executive directors are encouraged to accept non-executive directorships offered by FTSE-100 and FTSE-250 companies and other organisations which provide industry experience or public service. Outside appointments are subject to prior Board approval, taking into account existing duties and potential conflicts of interest. Fees paid for these services are normally retained by the executive director concerned.

NON-EXECUTIVE DIRECTORS' FEES

The executive directors are responsible for setting the non-executive directors' fees. *Non-executive directors do not* receive benefits or pension contributions from the Group and do not participate in any Group incentive scheme.

Approved by the Board on 4 December 2001

David Abdoo, LLB, *Company Secretary*

AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF CARLTON COMMUNICATIONS PLC

We have audited the financial statements on pages 42 to 83.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report. As described on page 33, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom accounting standards. Our responsibilities as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and our professional ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the statement on page 34 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants
and Registered Auditors
London
4 December 2001

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 30 September 2001

2001

	Notes	Headline £m	Exceptional items (Note 5) £m	Digital Media (Note 2) £m	Continuing operations £m	Discontinued operations (Note 6) £m	Total £m
Turnover		**1,036.5**	**-**	**104.7**	**1,141.2**	**561.4**	**1,702.6**
Less: share of joint ventures		**(10.9)**	**-**	**(90.2)**	**(101.1)**		**(101.1)**
Group turnover	1	**1,025.6**	**-**	**14.5**	**1,040.1**	**561.4**	**1,601.5**
Operating costs before exceptionals		**(935.3)**	**-**	**(48.0)**	**(983.3)**	**(512.2)**	**(1,495.5)**
Exceptional operating charges	5	**-**	**(7.6)**	**(51.0)**	**(58.6)**	**-**	**(58.6)**
Total operating costs		**(935.3)**	**(7.6)**	**(99.0)**	**(1,041.9)**	**(512.2)**	**(1,554.1)**
EBITDA		**127.8**	**(7.6)**	**(82.2)**	**38.0**	**72.6**	**110.6**
Depreciation		**(20.1)**	**-**	**(2.3)**	**(22.4)**	**(23.0)**	**(45.4)**
Amortisation		**(17.4)**	**-**	**-**	**(17.4)**	**(0.4)**	**(17.8)**
Group operating profit	1,3	**90.3**	**(7.6)**	**(84.5)**	**(1.8)**	**49.2**	**47.4**
Share of operating results of joint ventures		**0.4**	**-**	**(175.7)**	**(175.3)**	**-**	**(175.3)**
Share of operating results of associated companies		**1.3**	**-**	**(20.0)**	**(18.7)**	**-**	**(18.7)**
		92.0	**(7.6)**	**(280.2)**	**(195.8)**	**49.2**	**(146.6)**
Profit/(loss) on sale of businesses							
Profit/(loss) on net assets		**-**	**-**	**-**	**-**	**403.2**	**403.2**
Goodwill written back		**-**	**-**	**-**	**-**	**(630.2)**	**(630.2)**
Total loss on sale of businesses	6	**-**	**-**	**-**	**-**	**(227.0)**	**(227.0)**
Profit/(loss) on ordinary activities before interest		**92.0**	**(7.6)**	**(280.2)**	**(195.8)**	**(177.8)**	**(373.6)**
Net interest payable	7	**8.9**	**-**	**(44.5)**	**(35.6)**	**-**	**(35.6)**
Profit/(loss) on ordinary activities before taxation		**100.9**	**(7.6)**	**(324.7)**	**(231.4)**	**(177.8)**	**(409.2)**
Taxation	8	**(35.2)**	**2.1**	**69.1**	**36.0**	**(16.8)**	**19.2**
Minority interest		**-**	**-**	**-**	**-**	**-**	**-**
Profit/(loss) on ordinary activities after taxation		**65.7**	**(5.5)**	**(255.6)**	**(195.4)**	**(194.6)**	**(390.0)**
Dividends equity and non-equity	9	**(66.1)**	**-**	**-**	**(66.1)**	**-**	**(66.1)**
Retained profit/(loss)		**(0.4)**	**(5.5)**	**(255.6)**	**(261.5)**	**(194.6)**	**(456.1)**
Earnings per share (pence)	10						
Basic		**8.2**	**(0.8)**	**(38.1)**	**(30.7)**	**(29.0)**	**(59.7)**
Diluted		**8.2**	**(0.8)**	**(38.1)**	**(30.7)**	**(29.0)**	**(59.7)**

There is no material difference between profits and losses as reported above and historical cost profits and losses.

Movement on consolidated profit and loss account – Note 30.

The notes on pages 48 to 83 form part of these accounts. Auditors' report page 41.

	2000 (as restated)					
	Headline £m	Exceptional items (Note 5) £m	Digital Media (Note 2) £m	Continuing operations £m	Discontinued operations (Note 6) £m	Total £m
Turnover	981.2	–	67.4	1,048.6	1,077.9	2,126.5
Less: share of joint ventures	(7.6)	–	(53.3)	(60.9)	(2.8)	(63.7)
Group turnover	973.6	–	14.1	987.7	1,075.1	2,062.8
Operating costs before exceptionals	(791.1)	–	(54.4)	(845.5)	(956.2)	(1,801.7)
Exceptional operating charges	–	(11.1)	–	(11.1)	(27.9)	(39.0)
Total operating costs	(791.1)	(11.1)	(54.4)	(856.6)	(984.1)	(1,840.7)
EBITDA	205.4	(11.1)	(38.3)	156.0	143.2	299.2
Depreciation	(17.4)	–	(2.0)	(19.4)	(51.0)	(70.4)
Amortisation	(5.5)	–	–	(5.5)	(1.2)	(6.7)
Group operating profit	182.5	(11.1)	(40.3)	131.1	91.0	222.1
Share of operating results of joint ventures	0.4	–	(143.2)	(142.8)	0.7	(142.1)
Share of operating results of associated companies	10.1	–	(9.1)	1.0	–	1.0
	193.0	(11.1)	(192.6)	(10.7)	91.7	81.0
Profit/(loss) on sale of businesses						
Profit/(loss) on net assets	–	–	–	–	(4.3)	(4.3)
Goodwill written back	–	–	–	–	(300.0)	(300.0)
Total loss on sale of businesses	–	–	–	–	(304.3)	(304.3)
Profit/(loss) on ordinary activities before interest	193.0	(11.1)	(192.6)	(10.7)	(212.6)	(223.3)
Net interest payable	(5.9)	–	(22.5)	(28.4)	–	(28.4)
Profit/(loss) on ordinary activities before taxation	187.1	(11.1)	(215.1)	(39.1)	(212.6)	(251.7)
Taxation	(57.7)	–	61.5	3.8	(29.5)	(25.7)
Minority interest	–	–	–	–	–	–
Profit(loss) on ordinary activities after taxation	129.4	(11.1)	(153.6)	(35.3)	(242.1)	(277.4)
Dividends equity and non-equity	(123.5)	–	–	(123.5)	–	(123.5)
Retained profit/(loss)	5.9	(11.1)	(153.6)	(158.8)	(242.1)	(400.9)
Earnings per share (pence)						
Basic	18.3	(1.7)	(23.7)	(7.1)	(37.4)	(44.5)
Diluted	17.5	(1.6)	(22.7)	(6.8)	(35.8)	(42.6)

CONSOLIDATED BALANCE SHEET

30 September 2001

	Notes	2001 £m	2001 £m	2000 (as restated) £m	2000 (as restated) £m
Fixed assets					
Intangible assets	12		**343.9**		233.2
Tangible assets	13		**120.6**		418.4
Investments in joint ventures:					
Share of gross assets		**174.7**		126.9	
Share of gross liabilities		**(534.4)**		(287.9)	
Loan to joint venture		**418.4**		194.5	
Goodwill		**36.6**		–	
	14	**95.3**		33.5	
Investments in associated undertakings	14	**0.4**		19.8	
Other investments	14	**429.4**		61.3	
			525.1		114.6
			989.6		766.2
Current assets					
Stocks	15	**7.1**		47.7	
Programme and film rights	16	**187.4**		171.6	
Debtors	17	**216.6**		670.5	
Investments	18	**214.8**		8.4	
Cash and other liquid funds	19	**458.5**		341.8	
		1,084.4		1,240.0	
Creditors: amounts falling due within one year	20	**(711.6)**		(911.6)	
Net current assets			**372.8**		328.4
Total assets less current liabilities			**1,362.4**		1,094.6
Creditors: amounts falling due after more than one year					
Loans	22	**559.0**		499.2	
Convertible debt	23	**97.8**		97.2	
Finance lease creditors	24	**28.9**		11.4	
Other creditors		**10.6**		27.2	
Provisions for liabilities and charges					
Deferred taxation	26	**2.4**		11.9	
			698.7		646.9
			663.7		447.7

CONSOLIDATED BALANCE SHEET (CONTINUED)

30 September 2001

	Notes	2001 £m	2000 (as restated) £m
Capital and reserves			
Called up share capital	27	**41.8**	41.8
Share premium	29	**150.7**	148.8
Other reserves	29	**21.6**	12.5
Profit and loss account	30	**449.6**	243.7
Shareholders' funds		**663.7**	446.8
Minority interests – equity		**-**	0.9
		663.7	447.7
Attributable to:			
Equity shareholders' funds (before goodwill)		**1,437.7**	1,850.6
Cumulative goodwill written off directly to reserves		**(937.6)**	(1,567.6)
Equity shareholders' funds		**500.1**	283.0
Non-equity shareholders' funds	27	**163.6**	163.8
Total shareholders' funds		**663.7**	446.8

M P Green, Director

B A Cragg, Director

Approved by the Board on 4 December 2001.

The notes on pages 48 to 83 form part of these accounts. Auditors' report page 41.

CONSOLIDATED STATEMENT OF CASHFLOWS

For the year ended 30 September 2001

	Notes	2001 £m	2000 (as restated) £m
Cash flow from operating activities	31(a)	**103.3**	353.5
Dividends received from joint ventures and associated undertakings		**1.6**	4.8
Returns on investments and servicing of finance	31(b)	**(43.0)**	(47.6)
Taxation		**3.1**	(40.6)
Cash flow after returns on investments, servicing of finance and taxation		**65.0**	270.1
Capital expenditure and financial investment	31(c)	**(250.4)**	(341.6)
Acquisitions and disposals	35	**273.5**	(90.1)
Equity dividends paid		**(89.2)**	(101.6)
Cash outflow before management of liquid resources and financing		**(1.1)**	(263.2)
Management of liquid resources	32	**-**	30.5
Financing	31(d)	**58.7**	73.8
Increase/(decrease) in cash in the year		**57.6**	(158.9)
Reconciliation of net cash flow to movements in net debt			
Increase/(decrease) in cash in the year		**57.6**	(158.9)
Cash (inflow)/outflow from (decrease)/increase in debt		**(56.6)**	(60.6)
Cash (inflow)/outflow from (decrease)/increase in liquid resources		**-**	(30.5)
Change in net debt resulting from cash flows		**1.0**	(250.0)
Debt acquired		**-**	(0.7)
Translation difference		**2.6**	(6.2)
Movement of debt in the year		**3.6**	(256.9)
Opening net (debt)/funds		**(510.2)**	(253.3)
Closing net debt	32	**(506.6)**	(510.2)

STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 30 September 2001

	2001 £m	2000 (as restated) £m
Loss for the financial year	**(390.0)**	(277.4)
Gain on sale of Meridian	**9.2**	–
Exchange differences on foreign currency net investments	**14.7**	23.0
Total recognised gains and losses in the year	**(366.1)**	(254.4)
Prior year adjustment	**(4.7)**	
Total recognised gains and losses since the last annual report	**(370.8)**	

The gain on sale of Meridian is shown after a £22.0m tax charge.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

For the year ended 30 September 2001

	2001 £m	2000 (as restated) £m
Loss for the financial year	**(390.0)**	(277.4)
Ordinary and preference dividends	**(66.1)**	(123.5)
Amortisation of 5.5p Preference share redemption premium	**-**	(2.7)
Exchange differences on foreign currency net investments	**14.7**	23.1
New share capital issued	**2.1**	13.2
Other reserve adjustments	**9.0**	3.7
Goodwill reinstated on sale of businesses	**647.3**	300.0
Net increase/(decrease) in shareholders' funds	**217.0**	(63.6)
Shareholders' funds at beginning of the year as previously stated	**451.4**	505.3
Prior year adjustment	**(4.7)**	5.1
Shareholders' funds at beginning of the year as restated	**446.7**	510.4
Net increase/(decrease) in shareholders' funds in the year	**217.0**	(63.6)
Shareholders' funds at the end of the year	**663.7**	446.8

1 BASIS OF PREPARATION

The accounts are prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with the applicable financial reporting and accounting standards, including the following Financial Reporting Standards which have come into force since the previous year end:

FRS 17 – Retirement benefits

This standard addresses the measurement and valuation of retirement benefit pension schemes. The Group has adopted the transitional arrangements as prescribed in FRS 17 (see Note 4c).

FRS 18 – Accounting policies

This standard addresses the adoption of appropriate accounting policies, judged against the objectives of relevance, reliability, comparability and understandability. Compliance with this standard has caused a change in the Group policy on revenue recognition for programme and film rights. Details of this policy change are set out in point 7 below.

2 CONSOLIDATION AND GOODWILL

The consolidated financial statements incorporate the accounts of the Company's subsidiary undertakings prepared to 30 September 2001. The Company has taken advantage of the exemption in Section 230(1) – (4) of the Companies Act 1985 not to present its own profit and loss account.

Goodwill arising on acquisitions is capitalised as an intangible asset and is amortised on a straight line basis over estimated useful economic lives ranging between 10 and 20 years. Companies acquired have been accounted for as acquisitions. Prior to 30 September 1998 goodwill, whether purchased or arising on consolidation, was written off against reserves in the year it arose.

3 IMPAIRMENT

Impairment reviews are carried out to ensure that goodwill is not carried above its recoverable amount. Any amortisation or impairment write-downs are charged to the profit and loss account.

Goodwill is reviewed for impairment on the occurrence of any event or change in circumstances indicating that there has been a decline in the carrying value or change in the useful life.

4 INVESTMENTS

Associates and joint ventures are accounted for in the Group's accounts under the equity method of accounting, as adjusted, where material to conform to the Group's accounting policies. Other fixed asset investments are stated at cost less amounts written off in respect of any permanent diminution in value.

Current asset investments are held at the lower of cost or net realisable value, or where appropriate, under the alternative accounting rules, at a directors' valuation.

5 FOREIGN CURRENCIES

Foreign currency debtors and creditors covered by forward currency contracts are translated at the contract rates of exchange; other foreign currency denominated assets and liabilities are translated at closing rates of exchange. Gains and losses are taken to the profit and loss account, except that exchange differences on foreign currency net borrowings to finance foreign currency net investments are taken to reserves.

Trading results of overseas subsidiaries are translated at weighted average rates of exchange. Differences resulting from the re-translation of opening net assets and results for the year at closing rates are taken to reserves.

6 BORROWINGS AND FINANCE LEASE CREDITORS

Borrowings are carried at their nominal value with any premium or discount on issue, any pre-issue hedging costs, and any other associated fees offset against the carrying value of the borrowing. Such costs are written off to profit and loss account over the life of the borrowing if it is dated. The capital element of finance lease creditors is recorded as a liability, with lease rentals split between capital and interest elements. The capital element is applied to reduce the outstanding liability and the interest element is charged against profit.

7 TURNOVER

Turnover, which excludes value added tax and sales between Group companies, represents the value of products and services sold. More particularly, key classes of revenue are recognised as follows:

Advertising – on transmission.

Programme production – on delivery.

Rights – the point that the right sold is available for exploitation.

Facilities – on provision of the service.

Product merchandising – on product delivery.

During the year the Group has reviewed its accounting policies in line with FRS 18. As a result the accounting policy on revenue recognition for programme and film rights has been changed. The revised policy recognises revenue at the point the right sold is available for exploitation. The effect on continuing operations of implementing this new policy was to reduce operating profit for the year by £0.4m (2000 – £9.8m) and to reduce the value of reserves at 30 September 2001 by £5.1m (2000 – £4.7m).

8 INTANGIBLE ASSETS

Libraries acquired are valued at fair value on acquisition on the basis of projected cash flows and written off in equal annual instalments over the estimated economic life of the assets over a period of up to 40 years. The useful economic life has been adopted in view of the classical and ongoing appeal of the library titles. All other research, development and marketing expenditure is written off as incurred, with the exception of certain programme development expenditure (see point 11 below).

9 TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at historical cost less accumulated depreciation and any provision for impairment. Depreciation is generally provided by equal annual instalments at the following rates:

Freehold property excluding land	2% – 4%
Leasehold property	period of lease
Plant and equipment	10% – 33%

Depreciation is not charged on freehold land.

10 STOCKS

Stocks and work in progress are valued at the lower of cost and net realisable value.

11 PROGRAMME PRODUCTION AND DEVELOPMENT

Programmes in production and acquired programmes are stated at the lower of cost and net realisable value. Programme material is written off fully on first transmission, except for certain film rights which are written off over a number of transmissions. The 2001 financial statements are the first to reflect this basis. In prior years all film rights were written off on first transmission. All other development expenditure is written off.

12 LIQUID FINANCIAL INSTRUMENTS

Liquid financial instruments are stated at the lower of cost and market value. Interest and other income are dealt with in the period in which it arises.

13 PENSIONS

The Group maintains a number of defined benefit and defined contribution based pension schemes in the UK. The costs of defined benefit schemes are determined by external actuaries and charged against profits each year. The costs of defined contribution schemes are charged against profits in the year in which the contributions are made.

14 DEFERRED TAXATION

Provision is made for deferred taxation to the extent that the liability is expected to crystallise within the foreseeable future.

15 OPERATING LEASES

The rental costs arising from operating leases are charged to the profit and loss account in the year in which they are incurred.

16 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The Group uses a limited number of derivative financial instruments to hedge its exposure to fluctations in interest and foreign exchange rates.

The Group does not hold or issue derivative instruments for speculative purposes.

Interest rate swap and option agreements are used to manage the interest basis of borrowings. Interest receipts and payments under these agreements are accrued so as to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods. Gains and losses on early termination of interest rate swaps or on repayment of the borrowing are spread over the life of the original contract or borrowing.

1 DIVISIONAL AND GEOGRAPHICAL INFORMATION

	Turnover		Operating profit		Operating net assets	
	2001	**2000** (as restated)	**2001**	**2000** (as restated)	**2001**	**2000** (as restated)
(a) Divisional analysis	£m	£m	£m	£m	£m	£m
Carlton Media	**997.4**	958.7	**103.7**	192.6	**550.0**	331.6
Other	**28.2**	14.9	**(13.4)**	(10.1)	**29.4**	88.3
Headline	**1,025.6**	973.6	**90.3**	182.5	**579.4**	419.9
Digital Media	**14.5**	14.1	**(33.5)**	(40.3)	**(29.2)**	4.5
Exceptional items – Digital	**-**	–	**(51.0)**	–	**-**	–
Exceptional items – Other	**-**	–	**(7.6)**	(11.1)	**-**	–
Continuing operations	**1,040.1**	987.7	**(1.8)**	131.1	**550.2**	424.4
Discontinued operations	**561.4**	1,075.1	**49.2**	91.0	**-**	544.6
	1,601.5	2,062.8	**47.4**	222.1	**550.2**	969.0

Discontinued operations comprise the Technicolor group and in addition, the products operations, Quantel and Solid State Logic in 2000.

(b) Geographical analysis, by destination	Turnover 2001	Turnover 2000	Operating profit 2001	Operating profit 2000
United Kingdom	**947.6**	911.4	**83.3**	174.1
Europe	**22.7**	21.1	**4.0**	2.4
US	**43.2**	29.4	**1.3**	4.1
Other (including Japan)	**12.1**	11.7	**1.7**	1.9
Headline	**1,025.6**	973.6	**90.3**	182.5
Digital Media – UK	**14.5**	14.1	**(84.5)**	(40.3)
Exceptional items – UK	**-**	–	**(7.6)**	(11.1)
Continuing operations	**1,040.1**	987.7	**(1.8)**	131.1
Discontinued operations	**561.4**	1,075.1	**49.2**	91.0
	1,601.5	2,062.8	**47.4**	222.1

1 DIVISIONAL AND GEOGRAPHICAL INFORMATION (CONTINUED)

	Turnover		Operating profit		Operating net assets	
	2001	**2000** (as restated)	**2001**	**2000** (as restated)	**2001**	**2000** (as restated)
(c) Geographical analysis, by origin	£m	£m	£m	£m	£m	£m
United Kingdom, Europe and Other	**992.5**	944.7	**90.5**	178.1	**558.5**	343.4
US	**33.1**	28.9	**(0.2)**	4.4	**20.9**	76.5
Headline	**1,025.6**	973.6	**90.3**	182.5	**579.4**	419.9
Digital Media – UK	**14.5**	14.1	**(84.5)**	(40.3)	**(29.2)**	4.5
Exceptional items – UK	**-**	–	**(7.6)**	(11.1)	**-**	–
Continuing operations	**1,040.1**	987.7	**(1.8)**	131.1	**550.2**	424.4
Discontinued operations	**561.4**	1,075.1	**49.2**	91.0	**-**	544.6
	1,601.5	2,062.8	**47.4**	222.1	**550.2**	969.0
Operating net assets comprise:						
Intangible fixed assets					**343.9**	233.2
Tangible fixed assets					**120.6**	418.4
Stocks					**7.1**	47.7
Programme and film rights					**187.4**	171.6
Trade debtors					**153.5**	429.9
Other debtors					**63.2**	236.2
Creditors: amounts falling due within one year					**(315.0)**	(540.8)
Creditors: amounts falling due after more than one year					**(10.5)**	(27.2)
					550.2	969.0

Creditors exclude dividends and taxation payable.

2 DIGITAL MEDIA

	2001	2000
		(as restated)
	£m	£m
Operating loss:		
Carlton Digital Channels and other	**(24.6)**	(26.7)
Carlton Interactive	**(8.9)**	(13.6)
	(33.5)	(40.3)
Share of joint ventures – ITV Digital & ITV Sport	**(175.7)**	(143.2)
Share of associates – ITV2 (44%) & GMTV2 (25%) & Ask Jeeves (25%)	**(20.0)**	(9.1)
	(229.2)	(192.6)
Interest on Digital Media	**(44.5)**	(22.5)
	(273.7)	(215.1)
Exceptional operating charges	**(51.0)**	–
Digital Media loss before tax	**(324.7)**	(215.1)

Interest on Digital Media has been calculated on the total project cost to date at the average rate earned on cash deposits.

3 OPERATING PROFIT

	2001	2000
		(as restated)
	£m	£m
Turnover	**1,702.6**	2,126.5
Less: Share of joint ventures' turnover	**(101.1)**	(63.7)
Group turnover	**1,601.5**	2,062.8
Cost of sales (including Percentage of Qualifying Revenue)	**(1,210.5)**	(1,479.2)
Gross profit	**391.0**	583.6
Distribution costs	**(92.0)**	(101.7)
Administrative expenses – recurring	**(193.0)**	(220.8)
Administrative expenses – exceptional	**(58.6)**	(39.0)
Group operating profit	**47.4**	222.1
Operating profit is stated after charging:		
Auditors' remuneration (1)	**0.6**	1.0
Hire of plant and machinery	**2.4**	4.6
Other operating lease rentals	**15.8**	26.9
Depreciation of tangible fixed assets	**45.4**	70.4
Amortisation of intangible fixed assets	**17.8**	6.7
Research and development costs – current year charge	**0.2**	4.9
Finance lease charge	**0.7**	0.2

(1) The Group employs PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally for due diligence reporting on acquisitions and disposals. During the year PricewaterhouseCoopers earned fees for UK non-audit services totalling £0.9m (2000 – £3.5m of which £2.5m was in connection with acquisitions and disposals). The auditors' remuneration includes £18,500 (2000 – £18,500) in respect of the parent company audit.

4 EMPLOYEE INFORMATION

(a) Employee numbers and remuneration

The average number of persons employed by the Group during the year, including executive directors, is as follows:

	2001	2000
Production	**5,887**	9,488
Selling and distribution	**1,877**	3,271
Administration	**1,301**	1,313
	9,065	14,072
The number of employees at 30 September	**3,257**	14,572
Group employee costs – all employees including executive directors:	£m	£m
Aggregate gross wages and salaries paid to the Group's employees	**222.5**	324.7
Employers' national insurance contributions	**19.1**	27.1
Employers' pension contributions	**2.8**	7.3
Total direct costs of employment	**244.4**	359.1

The information on directors' remuneration set out in tables 1 to 4 on pages 36 to 40 forms part of these accounts.

(b) Pensions costs under SSAP 24

The Group operates a number of funded defined benefit and defined contribution pension schemes in its principal locations. Pension costs for the defined benefit schemes are assessed in accordance with actuarial advice and are charged to the profit and loss account so as to recognise the cost over the working lifetime of the employees. Actuarial valuations of these schemes have been carried out by independent and professionally qualified Actuaries in accordance with local legislative requirements. The accounting and funding policies differ to the extent that funding valuations may be based on more conservative assumptions and surpluses and deficits may be recognised more quickly for funding purposes. Details of the assumptions and methods used, for accounting purposes, for the main schemes are given overleaf.

				Principal Actuarial Assumptions						
Pension Fund	Latest Full Actuarial Valuation	Valuation of Assets Actuarial	Valuation of Assets Market	Valuation Method Adopted	Average Investment Rate of Return	Average Salary Increases	Average Pension Increases	Dividend Growth	Spreading Method	Value of Fund Assets/ Accrued Benefits
Carlton Group	1 July 1999	£81.7m	£104.1m	Projected Unit	8.0%	6.0%	3.5%	5.0%	Straight line	100.5%
Central	5 April 2000	£213.3m	£288.3m	Attained age	8.0%	5.5%	4.0%	4.5%	Straight line	117.0%
HTV	1 August 2000	£108.6m	£108.6m	Attained age	5.5% – 6.5%	4.5%	2.8%	N/A	Level % pay	109.0%

The net pension cost of the defined benefit schemes under SSAP 24 was £2.3m (2000 – £2.5m). The net pension cost of the defined contribution schemes was £0.5m (2000 – £4.8m). At 30 September 2001 accrued pension costs were £1.4m (2000 – £4.4m).

4 EMPLOYEE INFORMATION (CONTINUED)

(c) Pensions disclosures under FRS 17 transitional requirements

Under the transitional requirements of FRS 17 "Retirement Benefits", the impact that the new accounting standard would have had on the accounts, had it been adopted in the year, is disclosed below. The full acturial valuations as shown before have been updated to 30 September 2001 by qualified independent actuaries in accordance with FRS 17.

The major assumptions used by the actuaries were:

	Rate
Discount rate	6.0%
Retail price index	2.5%
Salary increases	4.0%
Pension increases	2.5% to 3.0%

The assets in the schemes and expected rate of return as at 30 September 2001 were:

	Long-term rate of return	Total £m
Equity/Property	8%	253.0
Corporate bonds	6%	30.6
Gilts	5%	100.3
Other	5%	11.0
		394.9

The following amounts at 30 September 2001 were measured in accordance with the requirements of FRS 17:

	£m
Total market value of assets	394.9
Present value of scheme liabilities	(414.7)
Deficit in the schemes	(19.8)
Related deferred tax asset	5.9
Net pension liability	(13.9)

If these amounts had been recognised in the financial statements, the Group's net assets and profit and loss account at 30 September 2001 would be as follows:

	£m
Net assets excluding pension assets	663.7
Pension liability	(13.9)
Net assets including pension liability	649.8
Profit and loss account excluding pension liability	449.6
Pension reserve	(13.9)
Profit and loss account	435.7

5 EXCEPTIONAL ITEMS

In 2001 there were exceptional reorganisation and restructuring costs of £7.6m. A tax credit of £2.1m arises on these costs. Included within Digital Media are exceptional charges of £51.0m relating to digital business closures and downsizing.

In 2000 there were exceptional costs of £11.1m relating to the cost of an abortive merger and exceptional costs shown in discontinued operations of £27.9m which primarily related to restructuring.

6 DISCONTINUED OPERATIONS

	2001 £m	2000 (as restated) £m
Operating profit – Technicolor	**49.2**	114.8
Operating loss – Quantel and SSL	**-**	(23.8)
Share of operating results of joint ventures	**-**	0.7
Profit on sale of Technicolor before goodwill	**403.2**	–
Loss on sale of Quantel and SSL before goodwill	**-**	(4.3)
Goodwill written back on sale	**(630.2)**	(300.0)
Loss on sale of businesses	**(227.0)**	(304.3)
Loss before tax	**(177.8)**	(212.6)
Tax charge on operating profit/(loss)	**(16.8)**	(29.5)

No interest has been allocated to discontinued operations on the basis that those activities were cash generative and therefore did not require ongoing financing from the Group.

Restatement of prior year profit/loss before taxation

	Headline £m	Exceptional items £m	Digital Media £m	Continuing operations £m	Discontinued operations £m	Total £m
Profit before taxation as reported in 2000 accounts	342.2	(18.5)	(237.5)	86.2	(328.1)	(241.9)
Technicolor disposal	(145.3)	7.4	22.4	(115.5)	115.5	–
Revenue recognition accounting policy change	(9.8)	–	–	(9.8)	–	(9.8)
Profit/(loss) before taxation as restated	187.1	(11.1)	(215.1)	(39.1)	(212.6)	(251.7)

7 NET INTEREST (PAYABLE)/RECEIVABLE

	2001 £m	2000 £m
Interest receivable and similar income	**37.6**	24.1
Interest payable and similar charges on bank loans, overdrafts and other loans:		
Repayable within five years, not by instalments – principally bank borrowings	**(13.5)**	(11.8)
Repayable in more than five years – Eurobonds	**(26.3)**	(23.8)
Finance cost of convertible debt:		
US$150,000,000 Exchangeable Capital Securities	**(7.6)**	(7.1)
Interest payable on finance leases	**(0.7)**	(0.2)
	(10.5)	(18.8)
Joint ventures	**(22.1)**	(8.6)
Associated undertakings	**(3.0)**	(1.0)
	(35.6)	(28.4)

8 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

	2001 £m	2000 £m
United Kingdom corporation tax based on the profits for the year at 30% (2000 – 30%)	**(16.4)**	8.5
Deferred taxation	**(6.6)**	2.0
Overseas taxation	**3.3**	12.7
Adjustments in respect of prior years	**0.2**	–
Share of joint ventures and associated undertakings' tax	**0.3**	2.5
	(19.2)	25.7

9 DIVIDENDS PAID AND PROPOSED

	2001 £m	2000 £m
Interim of 3.275p per Ordinary share (2000 – 6.55p per share)	**22.0**	45.4
Proposed final dividend of 5.0p per Ordinary share (2000 – second interim dividend 10.0p per share)	**33.6**	67.1
Ordinary dividends – equity	**55.6**	112.5
Dividend paid on 6.5p Preference shares	**10.5**	10.7
Dividend paid and payable on 5.5p Preference shares	**–**	3.0
Amortisation of the 5.5p Preference share premium over redemption price	**–**	(2.7)
Preference dividends – non-equity	**10.5**	11.0
Total dividends	**66.1**	123.5

10 EARNINGS PER SHARE

	2001			2000 (as restated)		
	Earnings £m	Weighted average number of shares millions	Per share amount pence	Earnings £m	Weighted average number of shares millions	Per share amount pence
Loss attributable to shareholders	**(390.0)**			(277.4)		
Preference dividends net of amortisation (Note 9)	**(10.5)**			(11.0)		
Basic earnings per share	**(400.5)**	**670.0**	**(59.7)**	(288.4)	647.5	(44.5)
Effect of dilutive securities						
Options	**-**	**0.8**		-	5.5	
6.5p Convertible Preference shares	**n/a**	**n/a**		n/a	n/a	
5.5p Convertible Preference shares	**-**	**-**		0.3	22.3	
Other	**-**	**1.0**		-	1.0	
Diluted earnings per share	**(400.5)**	**671.8**	**(59.7)**	(288.1)	676.3	(42.6)

Reconciliation to Headline earnings per share

Basic earnings per share	**(400.5)**	**670.0**	**(59.7)**	(288.4)	647.5	(44.5)
Discontinued operations	**194.6**		**29.0**	242.1		37.4
Continuing operations	**(205.9)**		**(30.7)**	(46.3)		(7.1)
Exceptional items	**5.5**		**0.8**	11.1		1.7
Digital Media	**255.6**		**38.1**	153.6		23.7
Headline earnings per share	**55.2**	**670.0**	**8.2**	118.4	647.5	18.3
Diluted earnings per share	**(400.5)**	**671.8**	**(59.7)**	(288.1)	676.3	(42.6)
Discontinued operations	**194.6**		**29.0**	242.1		35.8
Continuing operations	**(205.9)**		**(30.7)**	(46.0)		(6.8)
Exceptional items	**5.5**		**0.8**	11.1		1.6
Digital Media	**255.6**		**38.1**	153.6		22.7
Headline diluted earnings per share	**55.2**	**671.8**	**8.2**	118.7	676.3	17.5

Headline earnings per share excludes the effects of exceptional items, Digital Media and discontinued operations.
Headline figures have been provided to assist with comparability.

11 COMPANY BALANCE SHEET

	Notes	2001 £m	2001 £m	2000 £m	2000 £m
Fixed assets					
Tangible assets	13		**28.7**		32.0
Investments	14		**2,590.0**		4,049.7
			2,618.7		4,081.7
Current assets					
Other debtors	17	**345.6**		137.4	
Investments	18	**213.9**		7.9	
Cash and other liquid funds	19	**183.5**		–	
		743.0		145.3	
Creditors: amounts falling due within one year	20	**(1,250.1)**		(860.3)	
Net current liabilities			**(507.1)**		(715.0)
Total assets less current liabilities			**2,111.6**		3,366.7
Creditors: amounts falling due after more than one year					
Loans	22	**559.0**		496.0	
Convertible debt	23	**97.8**		97.2	
Provision for liabilities and charges					
Deferred taxation	26	**0.6**		1.2	
			657.4		594.4
Net assets			**1,454.2**		2,772.3
Capital and reserves					
Called up share capital	27		**41.8**		41.8
Share premium account	29		**150.7**		148.8
Other reserves	29		**758.6**		758.9
Profit and loss account	30		**503.1**		1,822.8
Shareholders' funds			**1,454.2**		2,772.3
Attributable to:					
Equity shareholders' funds			**1,290.6**		2,608.5
Non-equity shareholders' funds	27		**163.6**		163.8
Total shareholders' funds			**1,454.2**		2,772.3

M P Green, Director

B A Cragg, Director

Approved by the Board on 4 December 2001.

The notes on pages 48 to 83 form part of these accounts. Auditors' report page 41.

12 INTANGIBLE FIXED ASSETS

	Goodwill £m	Film libraries and other £m	Digital cinema development costs £m	Total £m
Group				
Cost at 1 October 2000	106.5	128.3	10.0	244.8
Expenditure	238.9	1.4	5.2	245.5
Retirements and disposals	(108.3)	(2.8)	(15.5)	(126.6)
Exchange differences	1.3	–	0.3	1.6
At 30 September 2001	**238.4**	**126.9**	**–**	**365.3**
Amortisation at 1 October 2000	4.5	7.1	–	11.6
Charge for the year	15.0	2.8	–	17.8
Retirement and disposals	(5.8)	(2.2)	–	(8.0)
Exchange differences	–	–	–	–
At 30 September 2001	**13.7**	**7.7**	**–**	**21.4**
Net book value at 30 September 2001	**224.7**	**119.2**	**–**	**343.9**
Net book value at 30 September 2000	102.0	121.2	10.0	233.2

13 TANGIBLE FIXED ASSETS

	Land and buildings		Plant and	
	Freehold	Leasehold	equipment	Total
	£m	£m	£m	£m
(a) Group				
Cost at 1 October 2000	115.8	54.6	605.4	775.8
Expenditure	0.5	0.8	41.8	43.1
Businesses acquired	10.4	5.9	6.5	22.8
Businesses disposed	(97.8)	(23.5)	(572.5)	(693.8)
Disposals	(4.2)	(4.1)	(12.4)	(20.7)
Exchange differences	2.7	0.5	15.5	18.7
At 30 September 2001	**27.4**	**34.2**	**84.3**	**145.9**
Depreciation at 1 October 2000	16.4	15.2	325.8	357.4
Charge for the year	1.5	3.1	40.8	45.4
Businesses disposed	(17.2)	(13.3)	(347.1)	(377.6)
Disposals	(0.1)	(0.1)	(10.0)	(10.2)
Exchange differences	0.5	0.3	9.5	10.3
At 30 September 2001	**1.1**	**5.2**	**19.0**	**25.3**
Net book value at 30 September 2001	**26.3**	**29.0**	**65.3**	**120.6**
Net book value at 30 September 2000	99.4	39.4	279.6	418.4

The net book value of short leasehold property is £4.2m (2000 – £11.8m) and is included above in leasehold land and buildings.

	Freehold	Leasehold	Plant and equipment	Total
(b) Company				
Cost at 1 October 2000	26.3	5.9	3.9	36.1
Expenditure	–	–	0.8	0.8
Disposals	(2.6)	(0.6)	(1.2)	(4.4)
At 30 September 2001	**23.7**	**5.3**	**3.5**	**32.5**
Depreciation at 1 October 2000	0.6	0.8	2.7	4.1
Charge for the year	0.3	0.2	0.5	1.0
Disposals	–	(0.1)	(1.2)	(1.3)
At 30 September 2001	**0.9**	**0.9**	**2.0**	**3.8**
Net book value at 30 September 2001	**22.8**	**4.4**	**1.5**	**28.7**
Net book value at 30 September 2000	25.7	5.1	1.2	32.0

The net book value of short leasehold property is £1.4m (2000 – £1.6m) and is included above in leasehold land and buildings.

14 FIXED ASSET INVESTMENT

	Joint ventures £m	Associated undertakings £m	Other investments £m	Total £m
(a) Group				
Cost and funding				
At 1 October 2000	33.5	19.8	61.3	114.6
Loans advanced	223.7	13.4	–	237.1
Loans repaid	–	(1.6)	–	(1.6)
Share of retained losses	(197.5)	(23.5)	–	(221.0)
Additions	1.1	–	409.2	410.3
Liabilities assumed	–	(0.3)	–	(0.3)
Disposals and conversion to subsidiary	(2.2)	(15.7)	(14.4)	(32.3)
Amounts written off	–	(6.2)	(11.0)	(17.2)
Reclassifications	–	14.5	(14.5)	–
Exchange differences and other	0.1	–	(1.2)	(1.1)
At 30 September 2001	**58.7**	**0.4**	**429.4**	**488.5**
Goodwill				
At 1 October 2000	–	–	–	–
Additions arising on joint venture formation	36.7	–	–	36.7
Amortisation	(0.1)	–	–	(0.1)
At 30 September 2001	**36.6**	**–**	**–**	**36.6**
Net book value at 30 September 2001	**95.3**	**0.4**	**429.4**	**525.1**

14 FIXED ASSET INVESTMENT (CONTINUED)

Joint Venture

Included within Joint Ventures is the Group's share of the consolidated results and balance sheet of ITV Digital Holdings Limited and ITV Sport Channel Limited, a summary of which is set out below.

	2001 £m	**2000** £m
Tangible fixed assets	**51.9**	51.5
Current assets	**102.4**	62.9
Liabilities due within one year (excluding shareholder loans)	**(100.2)**	(84.9)
Shareholder loans due within one year	**(416.9)**	(194.5)
Net liabilities	**(362.8)**	(165.0)

	2001 £m	**2000** £m
Turnover	**90.2**	53.3
Loss before interest	**(175.7)**	(144.8)
Interest	**(22.1)**	(8.8)
Loss after interest	**(197.8)**	(153.6)

At 30 September 2001 loans to joint ventures and associated undertakings were £460.0m (2000 – £196.0m). The Group's share of the undistributed post acquisition net retained deficits of its joint ventures and associated undertakings at 30 September 2001 was £450.2m (2000 – £229.2m share of retained deficit).

Other investments

Other investments include investments in Thomson and listed Carlton 5p Ordinary shares. These investments had ia market value of £207.4m (book value £400.3m) and £3.6m (book value £11.0m) respectively at 30 September 2001 (2000 – market value of £16.0m (book value £13.2m)). 2,712,303 Carlton Ordinary shares (2000 – 3,021,563 Ordinary shares) are held within an Employee Share Ownership Trust and a Qualifying Employee Share Ownership Trust. The shares are held to cover potential future vesting under employee share plans, and the difference between cost and exercise price is amortised over the vesting period.

14 FIXED ASSET INVESTMENT (CONTINUED)

	Subsidiary undertakings		Joint ventures and Associated undertakings			
	Equity £m	Loans £m	Equity £m	Loans £m	Other investments £m	Total £m
(b) Company						
Cost at 1 October 2000	3,446.8	623.4	166.2	196.5	8.1	4,441.0
Disposals and repayments	(568.6)	(608.0)	(0.3)	(16.6)	–	(1,193.5)
Additions	68.9	60.9	46.8	237.4	477.4	891.4
Other movements	–	16.2	–	0.1	–	16.3
At 30 September 2001	**2,947.1**	**92.5**	**212.7**	**417.4**	**485.5**	**4,155.2**
Provisions at 1 October 2000	383.1	–	8.1	–	–	391.2
Provisions in the year	567.4	–	114.2	415.3	77.1	1,174.0
Disposals in the year	–	–	–	–	–	–
At 30 September 2001	**950.5**	**–**	**122.3**	**415.3**	**77.1**	**1,565.2**
Net book value at 30 September 2001	**1,996.6**	**92.5**	**90.4**	**2.1**	**408.4**	**2,590.0**

A list of the Company's principal operating subsidiary undertakings is given in Note 38.

15 STOCKS

	2001 £m	2000 £m
Raw materials and consumables	**–**	36.8
Work in progress	**1.8**	5.2
Finished goods	**5.3**	5.7
	7.1	47.7

There is no material difference between the replacement cost of stocks and their carrying value.

16 PROGRAMME AND FILM RIGHTS

	2001 £m	2000 (as restated) £m
Programmes in production	**27.0**	19.5
Completed programmes and film rights	**160.4**	152.1
	187.4	171.6

17 DEBTORS

	Group		Company	
	2001	**2000** (as restated)	**2001**	**2000**
	£m	£m	£m	£m
Amounts falling due within one year:				
Trade debtors	**153.5**	429.9	**2.8**	–
UK and overseas taxes recoverable	**-**	4.4	**0.8**	0.2
Prepayments and accrued income	**28.5**	33.8	**8.3**	3.6
Contract payments	**-**	74.5	**-**	–
Other	**32.7**	45.0	**-**	18.5
Amounts owed by subsidiary undertakings	**-**	–	**333.7**	115.1
Amounts falling due after more than one year: Contract payments	**-**	46.4	**-**	–
Other	**1.9**	36.5	**-**	–
	216.6	670.5	**345.6**	137.4

18 CURRENT ASSET INVESTMENTS

	Group		Company	
	2001	**2000**	**2001**	**2000**
	£m	£m	£m	£m
Loan notes	**206.5**	–	**206.5**	–
Certificates of tax deposit	**7.5**	7.5	**5.5**	5.5
Other	**0.8**	0.9	**1.9**	2.4
	214.8	8.4	**213.9**	7.9

The loan notes were issued to the Group by Thomson as part of the Technicolor sale consideration. The notes have a nominal value of $300m and mature in equal instalments of $75m annually between March 2002 and March 2005. $75m nominal value maturing in March 2002 and $50m nominal value maturing in March 2003 are supported by bank guarantee. The notes accrue interest at rates between 6 month $ LIBOR plus 0.1% and 0.75% with all interest being compounded and cash settled at the maturity date of the notes. These non-quoted loan notes are held at nominal value plus interest and are included at directors' valuation. At the balance sheet date, the Group was seeking to monetise the loan notes. On 30 November, an agreement was reached to substantially achieve this. Details are set out in Note 37.

19 CASH AND OTHER LIQUID FUNDS

	Group		Company	
	2001	**2000**	**2001**	**2000**
	£m	£m	£m	£m
Cash at bank and in hand	**458.5**	341.8	**183.5**	–

Cash at bank and in hand comprises bank deposits which have a maximum maturity of twenty four hours and interest earned is based on that available in the overnight money market.

20 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group		Company	
	2001	**2000** (as restated)	**2001**	**2000**
	£m	£m	£m	£m
Trade creditors	**120.2**	279.3	**5.8**	5.0
Accruals and deferred income	**156.5**	221.5	**16.0**	21.8
Overdrafts and short-term borrowings (Note 21)	**279.4**	244.2	**241.2**	216.8
Corporation tax	**83.5**	59.5	**–**	–
Other tax and social security	**11.4**	18.2	**–**	–
Other creditors	**27.0**	21.8	**–**	–
Dividends	**33.6**	67.1	**33.6**	67.1
Amounts owed to subsidiary undertakings	**–**	–	**953.5**	549.6
	711.6	911.6	**1,250.1**	860.3

Trade creditors and trade debtors include £nil (2000 – £60.9m) representing amounts not due to the Group but for which the Group was subject to a limited recourse.

21 OVERDRAFTS AND SHORT-TERM BORROWINGS

	Group		Company	
	2001	**2000**	**2001**	**2000**
	£m	£m	£m	£m
Overdrafts	**222.1**	168.6	**183.9**	142.8
Loans due within one year	**55.2**	45.5	**55.2**	43.9
Loan notes and other short-term borrowings	**2.1**	30.1	**2.1**	30.1
	279.4	244.2	**241.2**	216.8

The loans comprise loan notes that are repayable at the option of the holder on 31 March and 30 September (or the preceding business day) of each year until 31 March 2020 when all outstanding amounts will have been repaid.

22 LOANS

	Group		Company	
	2001	**2000**	**2001**	**2000**
	£m	£m	£m	£m
Repayable:				
Between one and two years	**101.0**	52.2	**101.0**	50.0
Between two and five years	**11.5**	0.6	**11.5**	–
Over five years	**446.5**	446.4	**446.5**	446.0
	559.0	499.2	**559.0**	496.0

Loans repayable between one and five years comprise of loan notes issued under the company's £1,000m Euro Medium Term Note programme. The loan notes have been issued predominantly in Euros and swapped to Sterling.

Loans repayable between one and two years as at 30 September 2000 included £50m drawn under a £150m committed syndicated bank facility.

Loans repayable after five years comprise an unsecured £200m Eurobond stated net of the costs of issue which has a coupon of 7.625% and matures in June 2007 and an unsecured £250m Eurobond stated net of the costs of issue which has a coupon of 5.625% and matures in March 2009.

All loans are repayable other than by instalment.

23 CONVERTIBLE DEBT

	Group		Company	
	2001	**2000**	**2001**	**2000**
	£m	£m	£m	£m
Exchangeable Capital Securities	**97.8**	97.2	**97.8**	97.2

The US$150m undated Exchangeable Capital Securities are divided into 6,000,000 Exchangeable Capital Securities of US$25 per security with a coupon of 8% per annum, and were redeemable at the option of the Company from 7 October 1998 at US$26 per security reducing each year until 7 October 2003 from which time the redemption price will be US$25 per security. The Exchangeable Capital Securities rank senior to the Preference shares of the Company in the event of a winding up. The Exchangeable Capital Securities are exchangeable at the option of the Company at any time into Cumulative US Dollar-denominated Redeemable Preference shares of US$0.01 each in the Company. The rights of such Preference shares are summarised in Note 27.

24 FINANCE LEASE CREDITORS

	Group		Company	
	2001	**2000**	**2001**	**2000**
	£m	£m	£m	£m
Repayable:				
Between one and two years	**0.9**	0.7	**-**	-
Between two and five years	**3.8**	2.1	**-**	-
Over five years	**24.2**	8.6	**-**	-
	28.9	11.4	**-**	-

Included within finance leases due after one year is £27.4m (2000 – £9.5m) in relation to the sale and leaseback of rights associated with programme production.

25 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

A summary of the Treasury objectives, policies and strategies together with a description of the Group's interest rate and currency management is set out in pages 31 and 32 of the Finance Director's Review.

For the purposes of the disclosures which follow in this note (other than in the currency disclosures), short-term debtors and creditors which arise directly from the Group's operations have been excluded as permitted under FRS 13.

(a) Interest rate risk profile

Financial assets of the Group which earn interest are cash and other liquid funds (see Note 19) and loan notes held in Thomson (see Note 18). As at 30 September 2001 the Thomson loan notes were paying a weighted average floating rate of 3.58%. The interest rate profile of the financial liabilities of the Group by currency denomination as at 30 September 2001 is shown below:

	As at 30 September 2001					As at 30 September 2000				
			Fixed rate					Fixed rate		
	Total £m	Floating £m	Fixed £m	Weighted average rate at 30 September %	Weighted average time for which rate is fixed Years	Total £m	Floating £m	Fixed £m	Weighted average rate at 30 September %	Weighted average time for which rate is fixed Years
Sterling Pref. shares	**163.6**	**-**	**163.6**	**6.50**	**3.5**	163.8	–	163.8	6.50	4.5
Sterling debt	**420.8**	**391.9**	**28.9**	**5.03**	**14.0**	710.9	353.5	357.4	5.69	7.5
US Dollar debt	**544.3**	**446.5**	**97.8**	**4.94**	**-**	141.1	–	141.1	7.97	–
Total	**1,128.7**	**838.4**	**290.3**	**5.20**	**-**	1,015.8	353.5	662.3	6.37	–

The Preference shares are described in Note 27. The weighted average time for which the rate is fixed on the Preference shares has been calculated on the assumption that the Company redeems the shares at the earliest opportunity.

Sterling fixed rate liabilities in 2001 relate to finance lease creditors (see Note 24). Sterling floating rate borrowing comprises £167.7m private placement loan notes issued under the £1,000m Euro Medium Term Note Programme with the majority of the other borrowings residing in interest offset arrangements with UK Clearing banks where they are netted off against cash for the purposes of interest calculation. The private placement loan notes have been issued in a range of currencies and swapped back to Sterling to give a financing cost ranging between 6 month Libor plus 0.12% and 0.48%. The remaining floating rate borrowings bear interest at rates up to UK base rate plus 1%.

25 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

Dollar floating rate borrowing comprises the £200m and £250m Eurobonds (see Note 22) which have been swapped as follows. In June 2001 both bonds were swapped from their fixed rates of 5.625% and 7.625% respectively (commencing June 2001 for the £200m bond and September 2001 for the £250m bond) into 6 month dollar Libor plus 0.75% (but payable in Sterling) subject to the knock-in commencing from the bond coupon dates of March 2002 and June 2002 that if the 6 month dollar rate fixing is at or below 3.75% there is no net swap payment or receipt relating to that 6 month period only.
In August 2001 both bonds were swapped for a period of 3 years commencing December 2001 and September 2001 respectively from 6 month Libor plus 0.75% to 6 month dollar Libor plus 0.415% and 0.42% respectively set in arrears.
In November 2001 the swap contracts were amended such that the 3.75% knock-ins were delayed by 6 months until September 2002 and December 2002. In exchange for this the bank was given the option (commencing from September 2004 and December 2004 respectively) to choose the floating rate cost to the Group of 6 month dollar Libor plus 0.75% or 6 month Sterling Libor minus 0.1% either being set in advance or in arrears. In addition with effect from March 2002 for *any dollar rate settings in advance above 6.5% the Group will pay an additional 1% on the swap margin for that 6 month* period only.

Dollar fixed rate liabilities comprise of the US$150m Exchangeable Capital Securities. In February 1999 the Group entered into a 30 year cancellable swap which matches against the Exchangeable Capital Securities. Under the swap the Group receives 8% (to match the coupon) and pays the higher of 7.25% or 3 month Libor plus 0.25% (set in arrears or advance at the bank's option and for the period until October 2003 the bank has the choice of sterling or dollar Libor). The swap is cancellable at the bank's option from October 2003 onwards.

The weighted average time for which dollar borrowings and total borrowings are fixed is infinite due to the US$150m Exchangeable Capital Securities which are undated.

25 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

(b) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and financial liabilities as at 30 September 2001:

	As at 30 September 2001		As at 30 September 2000	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Overdrafts and short-term borrowings (Note 21)	**(279.4)**	**(279.4)**	(244.2)	(245.1)
Loans (Notes 22 and 24)	**(587.9)**	**(580.4)**	(510.6)	(497.3)
Convertible debt (Note 23)	**(97.8)**	**(98.0)**	(97.2)	(90.8)
Preference shares (Note 27)	**(163.6)**	**(157.1)**	(163.8)	(233.8)
	(1,128.7)	**(1,114.9)**	(1,015.8)	(1,067.0)
Cash and other liquid funds (Note 19)	**458.5**	**458.5**	341.8	341.8
Equity interest in Thomson (Note 14)	**400.4**	**207.4**	–	–
Loan notes held in Thomson (Note 18)	**206.5**	**206.5**	–	–
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps, swaptions and caps	**–**	**(3.9)**	–	(0.2)
Derivative financial instruments held or issued to hedge the currency exposure on expected future sales and purchases:				
Forward foreign exchange contracts	**–**	**(5.9)**	–	(13.8)

Market values have been used to determine the fair value of listed Preference shares, debt issued, equity interest in Thomson, cash, interest rate and foreign exchange derivatives. The Thomson loan notes which are not listed have been included at directors' valuation.

25 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

(c) Gains/(losses) on hedging contracts

The table below details gains/(losses) on hedging contracts at 30 September 2001:

		Deferred			*Unrecognised*	
	Gains £m	Losses £m	Total net gains/ (losses) £m	Gains £m	Losses £m	Total net gains/ (losses) £m
Gains/(losses) on hedges at 1 October 2000	0.2	(2.4)	(2.2)	6.8	(20.8)	(14.0)
Gains/(losses) arising in previous years that were recognised in 2001	0.2	(0.3)	(0.1)	6.8	(8.2)	(1.4)
	–	(2.1)	(2.1)	–	(12.6)	(12.6)
Gains/(losses) arising in 2001 that were not recognised in 2001	–	–	–	12.2	(9.4)	2.8
Gains/(losses) on hedges at 30 September 2001	–	(2.1)	(2.1)	12.2	(22.0)	(9.8)
Of which:						
Gains/(losses) expected to be recognised in 2002	–	(0.3)	(0.3)	4.1	(4.2)	(0.1)
Gains/(losses) expected to be recognised in 2003 or later	–	(1.8)	(1.8)	8.1	(17.8)	(9.7)

(d) Maturity profile

The maturity profile of cash and other liquid funds can be found in Note 19 and the maturity profile of the Thomson loan notes is detailed in Note 18. The maturity profile for financial liabilities can be found in Notes 21, 22, 23 and 24. The unamortised issue costs associated with the loans and convertible debt are immaterial.

25 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

(e) Currency exposures

The table below shows the Group's currency exposures i.e. those transactional (or non-structural) exposures that give rise to the net currency gains and losses in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the operating unit involved. As at 30 September 2001 these exposures were as follows:

	As at 30 September 2001			As at 30 September 2000		
	Net foreign currency monetary assets/(liabilities)			Net foreign currency monetary assets/(liabilities)		
	US dollar £m	**Other £m**	**Total £m**	US dollar £m	Other £m	Total £m
Functional currency of Group operation						
Sterling	**40.7**	**(51.4)**	**(10.7)**	(40.4)	25.1	(15.3)
Other	**-**	**-**	**-**	(8.0)	(23.4)	(31.4)
Total	**40.7**	**(51.4)**	**(10.7)**	(48.4)	1.7	(46.7)

26 DEFERRED TAXATION

Movement on the deferred taxation account is as follows:	Group	Company
	£m	£m
At 1 October 2000	11.9	1.2
Profit and loss account – current	(6.6)	(0.6)
Other	(2.9)	-
At 30 September 2001	**2.4**	**0.6**

	Group		Company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Deferred taxation comprises:				
Accelerated capital allowances	**1.3**	9.3	**1.5**	0.6
Short-term timing differences	**(1.3)**	(0.3)	**(0.8)**	0.7
Other	**2.4**	2.9	**(0.1)**	(0.1)
	2.4	11.9	**0.6**	1.2

Full provision has been made for deferred taxation in 2001 and 2000.

To the extent that dividends from overseas undertakings are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for any unremitted earnings where remittance of those earnings is not anticipated in the foreseeable future.

27 CALLED UP SHARE CAPITAL

	2001	2000
	£m	£m
Authorised		
1,208,461,346 Ordinary shares of 5p each (2000 – 1,208,399,968)	**60.4**	60.4
168,755,902 6.5p (net) Cumulative Convertible Redeemable Preference shares of 5p each (2000 – 168,817,280)	**8.5**	8.5
12,782,752 5.5p (net) Cumulative Convertible Preference shares of 5p each (2000 – 12,782,752)	**0.6**	0.6
	69.5	69.5
	US$m	US$m
15,000,000 Cumulative US Dollar-denominated Redeemable Preference shares of US$0.01 each (2000 – 15,000,000)	**0.2**	0.2
	£m	£m
Allotted, called up and fully paid		
671,774,439 Ordinary shares of 5p each (2000 – 671,465,298)	**33.6**	33.6
163,605,774 6.5p (net) Cumulative Convertible Redeemable Preference shares of 6.5p each (2000 – 163,667,152)	**8.2**	8.2
Nil 5.5p (net) Cumulative Convertible Preference shares of 5p each (2000 – Nil)	**-**	–
	41.8	41.8

The following changes have taken place in the issued share capital of the Company during the year to 30 September 2001:

From 1 October 2000 to 30 September 2001, 243,693 Ordinary shares were issued in connection with the Company's share schemes.

On 12 January 2001, 49,603 Ordinary shares were issued to satisfy deferred consideration in connection with the acquisition of Planet 24 Limited.

The 6.5p Preference shares became convertible on 31 March 1991 and continue to be so on each anniversary (or on the next business day) thereafter until 2005 on the basis of 25.83975 Ordinary shares for every 100 6.5p Preference shares. On 2 April 2001, 61,378 6.5p Preference shares were converted, in accordance with the articles of association, by a process of consolidation and subdivision into 15,845 Ordinary shares and 45,533 non-voting Deferred shares. The Deferred shares were subsequently repurchased by the Company as detailed below. The Company has the option to redeem the outstanding 6.5p Preference shares at £1 per share on 30 April 2005 (or on the next business day) and on each anniversary thereafter until 30 April 2010, when any 6.5p Preference shares outstanding will be redeemed at £1 per share.

27 CALLED UP SHARE CAPITAL (CONTINUED)

In accordance with the articles of association, during the year the Company repurchased for an aggregate consideration of 1p, and then cancelled all 45,533 non-voting Deferred shares of 5p each issued upon the conversion of 6.5p Preference shares. All authorised unissued Deferred share capital has converted into authorised unissued Ordinary share capital.

On 7 October 1993, 6,000,000 Exchangeable Capital Securities of US$25 per security were issued by the Company which are exchangeable at the option of the company at any time into Cumulaltive US Dollar-denominated Redeemable Preference shares of US$0.01 each in the Company ("Dollar Preference shares"). No Dollar Preference shares had been issued as at 30 September 2001. The Dollar Preference shares carry a dividend entitlement of US$2.25 per share per annum and are redeemable at the option of the Company from 7 October 1998 at a price of US$26.125 per share, reducing each year until 7 October 2003 from which time the redemption price will be US$25 per share.

By resolution passed on 1 March 2001, shareholders' authority was obtained for the Company to make market purchases of its own shares up to a maximum of 67,174,000 Ordinary shares and 16,366,000 6.5p Preference shares to expire on the earlier of 28 February 2002 and the date of the Company's 2002 Annual General Meeting.

Each of the three classes of Preference shares ranks pari passu for dividends or other returns of capital, in priority to any other class of shares. None of the Preference shares has voting rights except in the event of winding up or following dividend arrears of greater than six months. In the event of a winding up the 6.5p and 5.5p Preference shares have a liquidation preference of £1 per share and the Dollar Preference shares have a liquidation preference of US$25 per share.

Non-equity shareholders' funds comprise £163.6m (2000 – £163.8m) in respect of 6.5p Preference shares.

28 SHARE OPTIONS

At 30 September 2001, options had been granted and remained outstanding over 22,016,591 new Ordinary shares, as follows:

Option schemes	Notes	Exercise period	Exercise price	Number of shares
Executive share option grants	(a)	15.12.95 – 24.06.11	215p – 832p	19,762,582
Carlton Sharesave scheme	(b)	01.12.01 – 31.07.06	334p – 475p	2,254,009

(a) The normal exercise period for executive share option grants is between 3 and 10 years from the date of grant. Some options have been granted on terms that allow part of the option to vest from year one.

(b) Under the terms of the Carlton Sharesave scheme, employees entered into a savings contract for a period of either 3 or 5 years at amounts varying between £5 and £250 per month. The normal exercise periods for options granted under this scheme are the 6 month period following the third anniversary of the date of grant in respect of the 3 year savings contracts and the 6 month period following the fifth anniversary of the date of grant in respect of the 5 year savings contracts.

29 SHARE PREMIUM ACCOUNT AND OTHER RESERVES

(a) Group	Share premium account £m	Other reserves £m
At 1 October 2000	148.8	12.5
Premium on the issue of shares	1.6	–
Deferred contingent consideration	0.3	(0.3)
Meridian disposal	–	9.2
Other	–	0.2
At 30 September 2001	**150.7**	**21.6**
(b) Company		
At 1 October 2000	148.8	758.9
Premium on the issue of shares	1.6	–
Deferred contingent consideration	0.3	(0.3)
At 30 September 2001	**150.7**	**758.6**

At 30 September 2001, other reserves of the Company, which were non-distributable, comprised (a) £231.9m being the remaining balance of special reserves created on the cancellation of the share premium account in previous years, (b) £514.5m being the amounts arising on the application of section 131(2) of the Companies Act 1985, (c) £4.6m being an estimate of the shares to be issued by way of part consideration for the purchase of Action Time Holdings Limited and Planet 24 Limited in the event of certain performance targets being achieved and (d) £7.6m being a capital redemption reserve created on conversion of Preference shares to Ordinary shares.

30 PROFIT AND LOSS ACCOUNT

	Group £m	Company £m
At 1 October 2000 (as restated)	243.7	1,822.8
Profit for the financial year	(390.0)	(1,253.6)
Dividends	(66.1)	(66.1)
Goodwill reinstated	647.3	–
Exchange differences	14.7	–
At 30 September 2001	**449.6**	**503.1**

Exchange differences in the Group are net of the movement on foreign currency borrowings and balance sheet hedging of £4.8m (2000 – £14.5m). Included within the Company's profit and loss account at 30 September 2001 was an amount of £205.0m (2000 – £909.3m) which was not distributable at that date.

31 CASH FLOW

	2001	2000 (as restated)
	£m	£m
(a) Cash flow from operating activities		
Operating profit	**47.4**	222.1
Depreciation	**45.4**	70.4
Amortisation	**17.8**	6.7
Stocks	**(8.8)**	(10.1)
Programme and film rights	**9.6**	(1.9)
Debtors	**(28.6)**	27.3
Creditors	**20.5**	39.0
	103.3	353.5

Included within cash flow from operating activities is a £5.1m (2000 – £23.6m) cash outflow in respect of the exceptional operating charges of £58.6m (2000 – £39.0m). The remaining £53.5m (2000 – £15.4m) comprises a £42.9m (2000 – £3.9m) asset write off and £10.6m (2000 – £11.5m) of accrued expenses. See Note 5.

	2001	2000 (as restated)
(b) Returns on investment and servicing of finance		
Interest received	**15.5**	16.3
Interest paid	**(47.3)**	(45.2)
Preference dividends paid	**(10.5)**	(18.5)
Finance lease interest	**(0.7)**	(0.2)
	(43.0)	(47.6)
(c) Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(43.1)**	(112.0)
Purchase of intangible assets	**(6.6)**	(9.6)
Disposal of intangible and tangible fixed assets	**10.5**	7.3
Loans to ITV Digital/ITV Sport Channel	**(190.3)**	(163.5)
Other investments	**(20.9)**	(63.8)
	(250.4)	(341.6)
(d) Financing		
Issue of shares	**2.1**	13.2
Issue of debt	**56.6**	60.6
	58.7	73.8

32 ANALYSIS OF NET DEBT

	1 Oct. 2000 £m	Cash flow £m	Exchange movement £m	30 Sept. 2001 £m
Cash at bank and in hand	341.8	111.1	5.6	**458.5**
Overdrafts	(168.6)	(53.5)	–	**(222.1)**
	173.2	57.6	5.6	**236.4**
Liquid financial instruments	–	–	–	**–**
Loan notes and short-term borrowings	(30.1)	28.0	–	**(2.1)**
Loans due within one year	(45.5)	(7.3)	(2.4)	**(55.2)**
	(75.6)	20.7	(2.4)	**(57.3)**
Loans due after more than one year	(499.2)	(59.8)	–	**(559.0)**
Convertible debt	(97.2)	–	(0.6)	**(97.8)**
Finance lease creditors	(11.4)	(17.5)	–	**(28.9)**
	(607.8)	(77.3)	(0.6)	**(685.7)**
Net debt	**(510.2)**	**1.0**	**2.6**	**(506.6)**

33 CAPITAL EXPENDITURE – CONTRACTED FOR

	Group		Company	
	2001 £m	**2000** £m	**2001** £m	**2000** £m
Expenditure on tangible assets – contracted for	**2.8**	22.7	**0.1**	0.2

34 COMMITMENTS AND CONTINGENT LIABILITIES

a) Operating leases

At 30 September 2001 the Group had minimum annual commitments under non-cancellable operating leases as follows:

	2001			2000		
	Land & buildings £m	Other £m	Total £m	Land & buildings £m	Other £m	Total £m
Operating leases which expire:						
Within one year	**0.5**	**0.2**	**0.7**	0.8	0.3	1.1
After one year but within five years	**3.3**	**0.9**	**4.2**	8.7	2.9	11.6
After five years	**4.7**	**0.1**	**4.8**	13.0	0.2	13.2
	8.5	**1.2**	**9.7**	22.5	3.4	25.9

(b) Guarantees

The Company and certain of its UK subsidiaries have entered into cross-guarantees in connection with the Group's UK banking arrangements. At 30 September 2001 subsidiary overdrafts amounting to £38.1m (2000 – £25.8m) were covered by guarantees given by the Company.

(c) ITV Digital

The Company has indicated that its current intention is to continue to provide funding to ITV Digital and ITV Sport Channel to meet their operational requirements as and when they fall due.

The most significant sports rights contract entered into, as part of the initial development of the ITV Sport business, was with the Nationwide Football League. Under this contract ITV Digital has acquired exclusive television rights over Nationwide League football matches for a three year period commencing in August 2001. Payments by ITV Digital under this contract are phased over the period from signature of the contract with £47m paid by August 2000, £89m paid in August 2001 and £89m to be paid in both August 2002 and August 2003.

ITV Sport Channel has entered into a carriage contract with NTL, the cable television company. In addition the ITV Sport Channel is carried on the ITV Digital platform. ITV Sport Channel is currently in discussion with other interested parties, with a view to obtaining carriage for the channel on other platforms.

(d) Disposals

Contingent liabilities exist in respect of warranties and indemnities given to Thomson pursuant to the Technicolor disposal agreement. These are not expected to have a material adverse effect on the Group's final position.

35 ACQUISITIONS AND DISPOSALS

	2001 £m	2000 £m
Cash flow		
Purchase of subsidiary undertakings	**(217.5)**	(112.0)
Cash less overdrafts acquired with subsidiaries	**(8.6)**	0.6
Investment in joint ventures and associates	**-**	(14.0)
Disposal of subsidiaries	**499.6**	35.3
	273.5	(90.1)

Acquisitions

In 2001 the Group acquired subsidiary undertakings for a total net consideration of £158.0m, comprising cash consideration (£216.0m), the Group's 20% interest in Meridian Broadcasting Limited ('Meridian') (£63.9m) and acquisition expenses (£1.5m) offset by a purchase price adjustment (£124.0m). The book value of net liabilities acquired totalled £50.7m with resulting goodwill of £222.4m.

For the period ended 30 September 2001 the turnover and operating profit before exceptional items arising from companies acquired was £101.5m and £2.9m respectively.

Net assets acquired	Book value £m	Accounting policy adjustments £m	Provisional fair value adjustments £m	Fair value £m
Intangible assets	15.3	–	–	15.3
Tangible assets	21.2	–	1.8[a]	23.0
Investments	2.9	(3.2)[b]	–	(0.3)
Stocks	26.9	–	–	26.9
Debtors	40.1	–	(0.5)	39.6
Cash	(8.6)	–	–	(8.6)
Taxation	4.6	–	(6.8)[c]	(2.2)
Creditors and provisions	(29.1)	–	(5.0)[d]	(34.1)
	73.3	(3.2)	(10.5)	59.6
Less debt acquired	(124.0)	–	–	(124.0)
	(50.7)	(3.2)	(10.5)	(64.4)

[a] Land and buildings have been adjusted to open market value.
[b] Equity accounting adopted for associate undertakings.
[c] Tax effect of accounting policy and fair value adjustments.
[d] Provision for property voids and other provisions.

35 ACQUISITIONS AND DISPOSALS (CONTINUED)

The principal transactions which arose in the year were as follows:

(i) On 23 October 2000 the Group agreed terms for the acquisition of the HTV group for a total consideration valued at £131.0m. The transaction was completed on 15 January 2001. Net liabilities acquired were £91.4m, resulting in goodwill of £222.4m.

(ii) On 28 November 2000 the Group acquired Covitec Group Inc. for a total consideration of £26.4m. Net assets acquired were also £26.4m, resulting in £nil goodwill. The company was subsequently sold as part of the Technicolor disposal.

(iii) On 2 October 2000 the Group acquired Andre Deutsch Limited for a total consideration of £0.6m. Net assets acquired were also £0.6m, resulting in £nil goodwill.

Disposals

In 2001 the Group disposed of Technicolor. In the transaction the Group received $1.35bn in net cash and loan notes and will receive 15.5 million Thomson shares on 16 March 2002 representing 5.5 per cent of Thomson's issued share capital.

The aggregate net assets disposed were:	£m
Tangible fixed assets	315.2
Intangible fixed assets	59.1
Investments	14.8
Current assets	657.9
Current liabilities	(265.3)
Other	(11.8)
Net assets disposed (excluding cash)	769.9
Cash consideration	1,321.5
Cash disposed	(94.1)
Expenses and other	(54.3)
Net cash consideration	1,173.1
Profit on sale before goodwill	403.2
Goodwill	(630.2)
	(227.0)

36 RELATED PARTY TRANSACTIONS

The Group entered into the following material transactions with related parties during the year:

			Balances owed to/ (due from) the Group		Value of sales to/ (purchases from) the Group	
			2001	**2000**	**2001**	**2000**
Related party	**Relationship**	**Note**	**£m**	**£m**	**£m**	**£m**
Independent Television News Limited	Associated undertaking	(a)	(1.8)	(1.5)	(20.6)	(17.7)
London News Network Limited	Joint venture	(b)	(1.1)	(0.7)	(7.3)	(10.6)
ITV Digital plc	Joint venture	(c)	0.9	3.0	13.1	16.0

(a) Purchase of news programmes.
(b) Purchase of news programmes and transmission.
(c) Sale of television advertising time.

In 2001 the Group made loans to ITV Digital (including ITV Sport) totalling £190.3m (2000 – £163.5m).

37 POST BALANCE SHEET EVENTS

In November 2001 Carlton announced the issue of €638.6m (£397.6m) exchangeable bonds which will mature in 2007, will carry a coupon of 2.25 per cent per annum, and has a fixed exchange price of €41.2. The bonds will be exchangeable into 15.5m ordinary shares in Thomson representing Carlton's total equity interest in the company. Carlton also announced that it has reached agreement in principle for the sale of US$175m nominal amount of loan notes issued by Thomson which are unguaranteed. Both transactions are expected to complete early in the New Year.

38 PRINCIPAL OPERATING COMPANIES

(a) Subsidiary undertakings	Country of incorporation/ establishment	Division
Action Time (UK) Limited*		Carlton Media
Andre Deutsch Limited		
Carlton Active Limited**		
Carlton Books Limited		
Carlton Broadcasting Limited*		
Carlton Film Distributors Limited		
Carlton International Media, Inc.*	USA	
Carlton International Media Limited*		
Carlton Productions Limited**		
Carlton Media Sales Limited**		
Carlton Screen Advertising Limited*		
Carlton Television Limited*		
Carlton 021 Limited**		
Carlton Video Limited*		
Central Independent Television P.L.C.*		
Hamdon Entertainment*	USA	
HTV Group Limited*		
HTV Limited*		
ITC Entertainment Group Limited*		
ITC Distribution Inc.*	USA	
The Moving Picture Company Limited*		
Planet 24 Productions Limited*		
Superhire Limited		
Westcountry Television Limited*		
Carlton Digital Channels Limited*		Digital Media
Carlton Interactive Media Limited		

All subsidiary companies are wholly owned and are incorporated and operating in the UK (and are registered in England and Wales) except as noted. *Indirect holdings. **Trading as divisions of subsidiary companies.

38 PRINCIPAL OPERATING COMPANIES (CONTINUED)

(b) Joint Venture and associated undertakings	Country of registration/ incorporation	Nominal value of Ordinary *shares*	Number of Ordinary shares in *issue*	Proportion of shares held by *the Group*
Carlton Media				
GMTV Limited	England and Wales	£1	2,000,000	25%
Independent Television News Limited	England and Wales	£1	400,000	20%
London News Network Limited (1)	England and Wales	£1	100	50%
Technicolor Cinema Advertising LLC (2)	USA	US$1	112,000	50%
Digital Media				
ITV Digital Holdings Limited (3)	England and Wales	£0.10	207,001,000	50%
ITV2 Limited	England and Wales	£1	915,610	44%
ITV Sport Channel Limited	England and Wales	£1	2	50%

The Group holds a 33% interest in France Telefilms, operating in France, and a 20% interest in HR Information Limited. These are held as fixed asset investments as the Group does not have a significant influence under the FRS 9 definition.

Notes

(1) The Group also owns 50% of the 2,250,000 7% Cumulative Preference shares of £1 each an issue.

(2) Technicolor Cinema Advertising LLC owns 100% of the issued share capital of Cinema Billboard Network Inc, Screenvision Cinema Network LLC, Technicolor Cinema Billboard Inc, Technicolor Screen Advertising Inc and Technicolor Screen Services Inc.

(3) ITV Digital Holdings Limited (formerly ONdigital Holdings Limited) owns 100% of the issued share capital of ITV Digital plc.

HISTORICAL RECORD

	2001	2000	1999	1998	1997	1996	1995	1994	1993*	1992*
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Profit and loss account										
Headline turnover (1)(2)	**1,025.6**	973.6	888.1	845.5	815.3	700.8	684.5	512.5	209.7	24.3
Headline operating profit (1)(2)	**90.3**	182.5	172.2	150.1	147.4	122.0	113.7	59.9	2.7	(5.8)
Headline profit before tax (1)(2)	**100.9**	187.1	172.5	162.0	156.2	126.7	118.9	62.4	10.4	9.1
Digital Media turnover	**14.5**	14.1	9.9	6.7	–	–	–	–	–	–
Digital Media operating loss	**(84.5)**	(40.3)	(37.9)	(9.6)	–	–	–	–	–	–
Digital Media loss before tax	**(324.7)**	(215.1)	(132.7)	(27.9)	–	–	–	–	–	–
Headline earnings per share (1)(2)(3)	**8.2p**	18.3p	18.9p	14.3p	15.6p	12.1p	11.1p	5.0p	(0.7)p	(0.8)p
Total dividend per Ordinary share	**8.3p**	16.6p	15.1p	13.7p	12.4p	11.1p	9.4p	8.3p	7.5p	6.8p
Headline dividend cover (times covered)	**1.0**	0.9	0.8	1.0	0.8	0.9	0.8	1.6	(11.0)	(8.1)p

	2001	2000	1999	1998	1997	1996	1995	1994	1993*	1992*
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance sheet										
Fixed assets	**989.6**	766.2	567.9	426.3	383.8	312.4	295.6	290.5	268.2	213.9
Net current assets	**372.8**	328.4	547.2	439.9	531.6	484.7	442.0	351.8	356.9	336.7
Long-term creditors and deferred taxation	**(698.7)**	(646.9)	(610.7)	(366.8)	(366.6)	(266.2)	(268.9)	(295.6)	(196.0)	(163.6)
Net assets	**663.7**	447.7	504.4	499.4	548.8	530.9	468.7	346.7	429.1	387.0

*Restated for FRS 3.

(1) Headline figures are before Digital Media, Exceptional items and Discontinued operations. Technicolor was disposed of in 2001 and all headline figure have been restated to exclude the results of the Technicolor group of companies. Likewise, the Products segment was disposed of in 2000.

(2) Headline figures have been restated for the change in revenue recognition policy made in 2001 relating to programme and film rights.

(3) Basic earnings per share and dividends per share have been restated for a 3 for 2 capitalisation issue on 26 February 1996.

Historical record – Euro conversion (1)

Euro millions	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Profit and loss account										
Headline turnover	**1,655.3**	1,571.4	1,422.1	1,364.6	1,315.9	1,131.1	1,104.8	827.2	338.4	39.2
Headline operating profit	**145.7**	294.6	278.0	242.3	237.8	196.9	183.5	96.7	4.4	(9.4)
Headline profit before tax	**162.9**	302.0	278.5	261.5	252.0	204.5	191.9	100.8	16.9	14.7
Digital Media turnover	**23.4**	22.8	16.0	10.8	–	–	–	–	–	–
Digital Media operating loss	**(136.4)**	(65.0)	(61.2)	(15.5)	–	–	–	–	–	–
Digital Media loss before tax	**(524.1)**	(347.2)	(214.2)	(45.0)	–	–	–	–	–	–
Headline earnings per share (Euro)	**0.13**	0.30	0.31	0.23	0.25	0.20	0.18	0.08	(0.01)	(0.01)
Total dividend per Ordinary share (Euro)	**0.13**	0.27	0.24	0.22	0.20	0.18	0.15	0.13	0.12	0.11
Headline dividend cover (times covered)	**1.0**	0.9	0.8	1.0	0.8	0.9	0.8	1.6	(11.0)	(8.1)

Euro millions	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Balance sheet										
Fixed assets	**1,597.2**	1,236.6	916.6	688.0	619.5	504.2	477.1	468.9	432.9	345.2
Net current assets	**601.7**	530.0	883.2	710.0	858.0	782.3	713.4	567.8	576.0	543.4
Long-term creditors and deferred taxation	**(1,127.7)**	(1,044.1)	(985.7)	(592.0)	(591.7)	(429.6)	(434.0)	(477.1)	(316.3)	(264.1)
Net assets	**1,071.2**	722.5	814.1	806.0	885.8	856.9	756.5	559.6	692.6	624.5

(1) The £-denominated historical record has been translated at the £/Euro rate of 1.614, the rate in effect at 30 September 2001.

APPENDIX

For the year ended 30 September 2001

EURO CONVERSION

These statements of consolidated financial information (pages 85, 86, 88 and 89) reflect a translation of the Group's 2001 profit and loss account and balance sheet, prepared under UK Generally Accepted Accounting Principals (GAAP), using Euro 1.614/£, the rate in effect at 30 September 2001.

	2001						2000 (as restated)					
	Headline Euro(m)	Exceptional items Euro(m)	Digital Media Euro(m)	Continuing operations Euro(m)	Discontinued operations Euro(m)	Total Euro(m)	Headline Euro(m)	Exceptional items Euro(m)	Digital Media Euro(m)	Continuing operations Euro(m)	Discontinued operations Euro(m)	Total Euro(m)
Turnover	**1,672.9**	**-**	**169.0**	**1,841.9**	**906.1**	**2,748.0**	1,583.7	-	108.8	1,692.4	1,739.7	3,432.2
Less: share of joint ventures	**(17.6)**	**-**	**(145.6)**	**(163.2)**	**-**	**(163.2)**	(12.3)	-	(86.0)	(98.3)	(4.5)	(102.8)
Group turnover	**1,655.3**	**-**	**23.4**	**1,678.7**	**906.1**	**2,584.8**	1,571.4	-	22.8	1,594.1	1,735.2	3,329.4
Operating costs before exceptionals	**(1,509.6)**	**-**	**(77.5)**	**(1,587.0)**	**(826.7)**	**(2,413.7)**	(1,276.8)	-	(87.8)	(1,364.6)	(1,543.3)	(2,907.9)
Exceptional operating charges	**-**	**(12.3)**	**(82.3)**	**(94.6)**	**-**	**(94.6)**	-	(17.9)	-	(17.9)	(45.0)	(62.9)
Total operating costs	**(1,509.6)**	**(12.3)**	**(159.8)**	**(1,681.6)**	**(826.7)**	**(2,508.3)**	(1,276.8)	(17.9)	(87.8)	(1,382.6)	(1,588.3)	(2,970.9)
EBITDA	**206.3**	**(12.3)**	**(132.7)**	**61.3**	**117.2**	**178.5**	331.5	(17.9)	(61.8)	251.8	231.1	482.9
Depreciation	**(32.4)**	**-**	**(3.7)**	**(36.2)**	**(37.1)**	**(73.3)**	(28.1)	-	(3.2)	(31.3)	(82.3)	(113.6)
Amortisation	**(28.1)**	**-**	**-**	**(28.1)**	**(0.6)**	**(28.7)**	(8.9)	-	-	(8.9)	(1.9)	(10.8)
Group operating profit/(loss)	**145.7**	**(12.3)**	**(136.4)**	**(2.9)**	**79.4**	**76.5**	294.6	(17.9)	(65.0)	211.6	146.9	358.5
Share of operating results of joint ventures	**0.6**	**-**	**(283.6)**	**(282.9)**	**-**	**(282.9)**	0.6	-	(231.1)	(230.5)	1.1	(229.3)
Share of operating results of associated companies	**2.1**	**-**	**(32.3)**	**(30.2)**	**-**	**(30.2)**	16.3	-	(14.7)	1.6	-	1.6
	148.5	**(12.3)**	**(452.2)**	**(316.0)**	**79.4**	**(236.6)**	311.5	(17.9)	(310.9)	(17.3)	148.0	130.7
Loss on sale of businesses												
Surplus/(deficit) on net assets	**-**	**-**	**-**	**-**	**650.8**	**650.8**	-	-	-	-	(6.9)	(6.9)
Goodwill written back	**-**	**-**	**-**	**-**	**(1,017.1)**	**(1,017.1)**	-	-	-	-	(484.2)	(484.2)
Total loss on sale of businesses	**-**	**-**	**-**	**-**	**(366.4)**	**(366.4)**	-	-	-	-	(491.1)	(491.1)
Profit/(loss) on ordinary activities before interest	**148.5**	**(12.3)**	**(452.2)**	**(316.0)**	**(287.0)**	**(603.0)**	311.5	(17.9)	(310.9)	(17.3)	(343.1)	(360.4)
Net interest payable	**14.4**	**-**	**(71.8)**	**(57.5)**	**-**	**(57.5)**	(9.5)	-	(36.3)	(45.8)	-	(45.8)
Profit/(loss) on ordinary activities before taxation	**162.9**	**(12.3)**	**(524.1)**	**(373.5)**	**(287.0)**	**(660.4)**	302.0	(17.9)	(347.2)	(63.1)	(343.1)	(406.2)
Taxation	**(56.8)**	**3.4**	**111.5**	**58.1**	**(27.1)**	**31.0**	(93.1)	-	99.3	6.1	(47.6)	(41.5)
Minority interest	**-**	**-**	**-**	**-**	**-**	**-**	-	-	-	-	-	-
Profit/(loss) on ordinary activities after taxation	**106.0**	**(8.9)**	**(412.5)**	**(315.4)**	**(314.1)**	**(629.5)**	208.9	(17.9)	(247.9)	(57.0)	(390.7)	(447.7)
Dividends	**(106.7)**	**-**	**-**	**(106.7)**	**-**	**(106.7)**	(199.3)	-	-	(199.3)	-	(199.3)
Retained profit/(loss)	**(0.6)**	**(8.9)**	**(412.5)**	**(422.1)**	**(314.1)**	**(736.1)**	9.5	(17.9)	(247.9)	(256.3)	(390.7)	(647.1)
Earnings per share (cents)												
Basic	**13.2**	**(1.3)**	**(61.5)**	**(49.5)**	**(46.8)**	**(96.4)**	29.5	(2.7)	(38.3)	(11.5)	(60.4)	(71.8)
Diluted	**13.2**	**(1.3)**	**(61.5)**	**(49.5)**	**(46.8)**	**(96.4)**	28.2	(2.6)	(36.6)	(11.0)	(57.8)	(68.8)

APPENDIX
For the year ended 30 September 2001

US $ CONVERSION
These statements of consolidated financial information (pages 87, 90 and 91) reflect the translation of the Group's 2001 profit and loss account and balance sheet, prepared under UK GAAP, using $1.470/£, the rate in effect at 30 September 2001

	2001						2000 (as restated)					
	Headline $m	Exceptional items $m	Digital Media $m	Continuing operations $m	Discontinued operations $m	Total $m	Headline $m	Exceptional items $m	Digital Media $m	Continuing operations $m	Discontinued operations $m	Total $m
Turnover	**1,523.6**	**-**	**153.9**	**1,677.5**	**825.3**	**2,502.8**	1,442.4	–	99.1	1,541.4	1,584.5	3,126.0
Less: share of joint ventures	**(16.0)**	**-**	**(132.6)**	**(148.6)**	**-**	**(148.6)**	(11.2)	–	(78.4)	(89.5)	(4.1)	(93.6)
Group turnover	**1,507.6**	**-**	**21.3**	**1,528.9**	**825.3**	**2,354.2**	1,431.2	–	20.7	1,451.9	1,580.4	3,032.3
Operating costs before exceptionals	**(1,374.9)**	**-**	**(70.6)**	**(1,445.5)**	**(752.9)**	**(2,198.4)**	(1,162.9)	–	(80.0)	(1,242.9)	(1,405.6)	(2,648.5)
Exceptional operating charges	**-**	**(11.2)**	**(75.0)**	**(86.1)**	**-**	**(86.1)**	–	(16.3)	–	(16.3)	(41.0)	(57.3)
Total operating costs	**(1,374.9)**	**(11.2)**	**(145.5)**	**(1,531.6)**	**(752.9)**	**(2,284.5)**	(1,162.9)	(16.3)	(80.0)	(1,259.2)	(1,446.6)	(2,705.8)
EBITDA	**187.9**	**(11.2)**	**(120.8**	**55.9**	**106.7**	**162.6**	301.9	(16.3)	(56.3)	299.3	210.5	439.8
Depreciation	**(29.5)**	**-**	**(3.4)**	**(32.9)**	**(33.8)**	**(66.7)**	(25.6)	–	(2.9)	(28.5)	(75.0)	(103.5)
Amortisation	**(25.6)**	**-**	**-**	**(25.6)**	**(0.6)**	**(26.2)**	(8.1)	–	–	(8.1)	(1.8)	(9.8)
Group operating profit/(loss)	**132.7**	**(11.2)**	**(124.2)**	**(2.6)**	**72.3**	**69.7**	268.3	(16.3)	(59.2)	192.7	133.8	326.5
Share of operating results of joint ventures	**0.6**	**-**	**(258.3)**	**(257.7)**	**-**	**(257.7)**	0.6	–	(210.5)	(209.9)	1.0	(208.9)
Share of operating results of associated companies	**1.9**	**-**	**(29.4)**	**(27.5)**	**-**	**(27.5)**	14.8	–	(13.4)	1.5	–	1.5
	135.2	**(11.2)**	**(411.9)**	**(287.8)**	**72.3**	**(215.5)**	283.7	(16.3)	(283.1)	(15.7)	134.8	119.1
Loss on sale of businesses							–	–	–	–	–	–
Surplus/(deficit) on net assets	**-**	**-**	**-**	**-**	**592.7**	**592.7**	–	–	–	–	(6.3)	(6.3)
Goodwill written back	**-**	**-**	-	**-**	**(926.4)**	**(926.4)**	–	–	–	–	(441.0)	(441.0)
Total loss on sale of businesses	**-**	**-**	**-**	**-**	**(333.7)**	**(333.7)**	–	–	–	–	(447.3)	(447.3)
Profit/(loss) on ordinary activities before interest	**135.2**	**(11.2)**	**(411.9)**	**(287.8)**	**(261.4)**	**(549.2)**	283.7	(16.3)	(283.1)	(15.7)	(312.5)	(328.3)
Net interest payable	**13.1**	**-**	**(65.4)**	**(52.3)**	**-**	**(52.3)**	(8.7)	–	(33.1)	(41.7)	–	(41.7)
Profit/(loss) on ordinary activities before taxation	**148.3**	**(11.2)**	**(477.3)**	**(340.2)**	**(261.4)**	**(601.5)**	275.0	(16.3)	(316.2)	(57.5)	(312.5)	(370.0)
Taxation	**(51.7)**	**3.1**	**101.6**	**52.9**	**(24.7)**	**28.2**	(84.8)	–	90.4	5.6	(43.4)	(37.8)
Minority interest	**-**	**-**	**-**	**-**	**-**	**-**	–	–	–	–	–	–
Profit/(loss) on ordinary activities after taxation	**96.6**	**(8.1)**	**(375.7)**	**(287.2)**	**(286.1)**	**(573.3)**	190.2	(16.3)	(225.8)	(51.9)	(355.9)	(407.8)
Dividends	**(97.2)**	**-**	**-**	**(97.2)**	**-**	**(97.2)**	(181.5)	–	–	(181.5)	–	(181.5)
Retained profit/(loss)	**(0.6)**	**(8.1)**	**(375.7)**	**(384.4)**	**(286.1)**	**(670.5)**	8.7	(16.3	(225.8)	(233.4)	(355.9)	(589.3)
Earnings per share (cents)												
Basic	**12.1**	**(1.2)**	**(56.0)**	**(45.1)**	**(42.6)**	**(87.8)**	26.9	(2.5)	(34.8)	(10.4)	(55.0)	(65.4)
Diluted	**12.1**	**(1.2)**	**(56.0)**	**(45.1)**	**(42.6)**	**(87.8)**	25.7	(2.4)	(33.4)	(10.0)	(52.6)	(62.6)

	2001		2000 (as restated)	
Consolidated balance sheet	Euro m	Euro m	Euro m	Euro m
Fixed assets				
Intangible assets		**555.1**		376.4
Tangible assets		**194.6**		675.3
Investments in joint ventures:				
Share of gross assets	**281.9**		204.8	
Share of gross liabilities	**(862.5)**		(464.7)	
Loan to joint venture	**675.3**		313.9	
Goodwill	**59.1**		-	
	153.8		54.0	
Investments in associated undertakings	**0.6**		32.0	
Other investments	**693.1**		98.9	
		847.5		184.9
		1,597.2		1,236.6
Current assets				
Stocks	**11.4**		77.0	
Programme and film rights	**302.5**		277.0	
Debtors	**349.6**		1,082.2	
Investments	**346.7**		13.6	
Cash and other liquid funds	**740.0**		551.7	
	1,750.2		2,001.5	
Creditors: amounts falling due within one year	**(1,148.5)**		(1,471.3)	
Net current assets		**601.7**		530.2
Total assets less current liabilities		**2,198.9**		1,766.8

APPENDIX (CONTINUED)
30 September 2001

Consolidated balance sheet	2001		2000 (as restated)	
	Euro m	Euro m	Euro m	Euro m
Creditors: amounts falling due after more than one year				
Loans	**902.2**		805.7	
Convertible debt	**157.8**		156.9	
Finance lease creditors	**46.7**		18.4	
Other creditors	**17.1**		43.9	
Provisions for liabilities and charges				
Deferred taxation	**3.9**		19.2	
		1,127.7		1,044.1
		1,071.2		722.7
Capital and reserves				
Called up share capital		**67.5**		67.5
Share premium		**243.2**		240.2
Other reserves		**34.9**		20.2
Profit and loss account		**725.6**		393.3
Shareholders' funds		**1,071.2**		721.2
Minority interests – equity		**-**		1.5
		1,071.2		722.7
Attributable to:				
Equity shareholders' funds (before goodwill)		**2,320.4**		2,986.9
Cumulative goodwill written off directly to reserves		**(1,513.3)**		(2,530.1)
Equity shareholders' funds		**807.1**		456.8
Non-equity shareholders' funds		**264.1**		264.4
Total shareholders' funds		**1,071.2**		721.2

	2001		2000 (as restated)	
Consolidated balance sheet US$ conversion	$m	$m	$m	$m
Fixed assets				
Intangible assets		**505.5**		342.8
Tangible assets		**177.3**		615.1
Investments in joint ventures:				
Share of gross assets	**256.8**		186.5	
Share of gross liabilities	**(785.6)**		(423.2)	
Loan to joint venture	**615.1**		285.9	
Goodwill	**53.8**		–	
	140.1		49.2	
Investments in associated undertakings	**0.6**		29.1	
Other investments	**631.2**		90.1	
		771.9		168.4
		1,454.7		1,126.3
Current assets				
Stocks	**10.4**		70.1	
Programme and film rights	**275.5**		252.3	
Debtors	**318.4**		985.7	
Investments	**315.8**		12.3	
Cash and other liquid funds	**674.0**		502.4	
	1,594.1		1,822.8	
Creditors: amounts falling due within one year	**(1,046.1)**		(1,340.0)	
Net current assets		**548.0**		482.8
Total assets less current liabilities		**2,002.7**		1,609.1

APPENDIX (CONTINUED)

30 September 2001

Consolidated balance sheet	2001 $m	2001 $m	2000 (as restated) $m	2000 (as restated) $m
Creditors: amounts falling due after more than one year				
Loans	**821.7**		733.8	
Convertible debt	**143.8**		142.9	
Finance lease creditors	**42.5**		16.8	
Other creditors	**15.6**		40.0	
Provisions for liabilities and charges				
Deferred taxation	**3.5**		17.5	
		1,027.1		951.0
Net assets		**975.6**		658.1
Capital and reserves				
Called up share capital		**61.4**		61.4
Share premium account		**221.5**		218.8
Other reserves		**31.8**		18.4
Profit and loss account		**660.9**		358.2
Shareholders' funds		**975.6**		656.8
Minority interests – equity		**-**		1.3
		975.6		658.1
Attributable to:				
Equity shareholders' funds (before goodwill)		**2,113.4**		2,720.4
Cumulative goodwill written off directly to reserves		**(1,378.3)**		(2,304.4)
Equity shareholders' funds		**735.1**		416.0
Non-equity shareholders' funds		**240.5**		240.8
Total shareholders' funds		**975.6**		656.8

Cumulative effect on shareholders' equity of differences between UK and US GAAP

	2001	2000
		(as restated)
Consolidated balance sheet	US$m*	US$m*
Shareholders' equity per UK GAAP	**975.6**	656.8
Cumulative effect of differences between UK GAAP and US GAAP	**367.3**	1,481.0
Shareholders' equity as adjusted for US GAAP	**1,342.9**	2,137.8
Attributable to:		
Ordinary shareholders	**1,102.4**	1,897.0
Preference shareholders	**240.5**	240.8
	1,342.9	2,137.8
Effect on net income of differences between UK and US GAAP		
Income for the financial year attributable to holders of Ordinary shares, per UK GAAP	**(588.7)**	(423.9)
Effect on net income of differences between UK GAAP and US GAAP	**148.7**	231.8
Net income attributable to holders of Ordinary shares under US GAAP	**(440.0)**	(192.1)
Net income as adjusted for US GAAP:		
per Ordinary share	**($0.66)**	($0.30)
per American Depositary share	**($3.30)**	($1.50)

*These reconciliations of net income and shareholders' equity reflect a translation of these statements using US$1.47/£, the rate in effect on 30 September 2001.

Summary of differences between UK and US GAAP

The Group's financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. These differences relate principally to the following items and the effect of the necessary adjustments is shown in the foregoing tables. The 2000 US GAAP information is extracted from the Group's 2000 Form 20-F.

Goodwill and US purchase accounting

Under UK GAAP, for acquisitions arising before 30 September 1998 the Group charged goodwill arising on such business combinations treated as purchases directly to reserves. From 1 October 1998 goodwill arising on acquisitions under UK GAAP has been capitalised as an intangible asset and is written off over periods of up to 20 years. Under US GAAP, intangible assets including goodwill, in respect of business combinations treated as purchases are charged against income over their estimated lives. Any intangible assets relating to a business sold in the year is written off in determining the profit or loss on disposal. In determining the differences between UK GAAP and US GAAP shown above, US GAAP has been applied using amortisation periods in respect of goodwill of up to 40 years.

Ordinary dividends

Under UK GAAP, final Ordinary dividends are provided for in the fiscal year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until approved by the shareholders.

Pension costs

Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and the method of amortising surpluses or deficits.

Programme production and development

Under UK GAAP, revenue from the exploitation of own produced and acquired film rights is fully recognised when the right is available for exploitation. Under US GAAP, revenue from the exploitation of own-produced film rights is recognised on this basis.

Stock compensation

Under UK GAAP the cost of stock options is only recognised in net income to the extent the options were granted at a value beneath the market value on the date of grant. Under US GAAP the cost of stock options is measured using a fair value based method at the date of grant and recognised as a charge over the vesting period.

Subscriber acquisition costs

Under UK GAAP certain subscriber acquisition costs within ITV Digital have been carried forward as prepayments and expensed over periods of up to two years. Under US GAAP such costs are written off as incurred.

Investments

Under UK GAAP, decreases in the market value of fixed asset investments need not be recorded to the extent that the decrease is considered temporary. Under US GAAP, debit and equity securities are required to be adjusted to reflect the underlying market values, with the change in respect of temporary differences in value being reflected in reserves.

Financial instruments

Under UK GAAP the value of underlying financial instruments (including forward exchange contracts) is not recorded in the financial statements to the extent that the financial instruments are considered hedges. Under US GAAP, all financial instruments must be recorded on the balance sheet and carried at their fair value.

SUMMARY NOTICE OF 2002 ANNUAL GENERAL MEETING

Summary of business to be transacted at the 2002 Annual General Meeting and at the separate Class Meeting of the holders of 6.5p (net) Cumulative Convertible Redeemable Preference shares (the "6.5p Preference shares").

The full text of the Notices of the Meetings, together with a letter from the Chairman explaining the special business to be transacted, is set out in a separate document which is enclosed with this Report and Accounts.

The 2002 Annual General Meeting of the Company will be held at Armourers' Hall, 81 Coleman Street, London EC2 on 28 February 2002 at 10.30 am. A separate Class Meeting of the holders of 6.5p Preference shares will be held immediately following the conclusion of the Annual General Meeting.

Business to be transacted at the 2002 Annual General Meeting

(1) To receive and adopt the Report and Accounts for the year ended 30 September 2001.
(2) To declare a final dividend.
(3) To re-appoint the auditors and authorise the directors to determine their remuneration.
(4) To re-elect E M de Villiers as a director.
(5) To re-elect P C Murray as a director.
(6) To re-elect D B Green as a director.
(7) To re-elect L F Hill as a director.
(8) To re-elect Sir Sydney Lipworth as a director.
(9) To authorise the directors to allot Ordinary shares.
(10) To disapply pre-emption rights.
(11) To authorise the Company to make market purchases of its own shares.
(12) To authorise the re-classification of unissued 5.5p Cumulative Convertible Preference shares.
(13) To approve amendments to the Articles of Association.
(14) To authorise certain donations and expenditure under new legislation.

Business to be transacted at the separate Class Meeting of the holders of 6.5p Preference shares

(1) To sanction the authority for the Company to make market purchases of its own shares.
(2) To permit the Company to use capital profits or reserves to make market purchases of its own shares.
(3) To approve amendments to the Articles of Association.

Proxy Forms for use in connection with the business to be transacted at the Annual General Meeting and at the separate Class Meeting of the holders of 6.5p preference shares are to be found within the enclosed document containing the full text of the Notices of the Meetings.

SHAREHOLDER INFORMATION

Financial calendar 2002

24 December 2001 Annual Report posted to shareholders

1 January 2001 & 1 July 2002 6.5p Preference dividends payable

28 February 2002 Annual General Meeting

8 April 2002 Final dividend for 2001 payable

End May 2002 Announcement of results for the six months ending 31 March 2002

Mid August 2002 Interim dividend for 2002 payable

Early December 2002 Announcement of results for the year ending 30 September 2002

Analysis of Ordinary shareholdings at 30 September 2001	Number of holders	%	Ordinary shares held	%
Size of holdings:				
1–200	1,713	9.99	192,192	0.03
201–400	1,818	10.60	552,354	0.08
401–600	2,081	12.13	1,066,076	0.16
601–1,000	3,712	21.64	3,091,312	0.46
1,001–5,000	6,025	35.12	12,521,403	1.85
5,001–10,000	566	3.30	4,046,091	0.60
10,001–20,000	290	1.69	4,153,298	0.62
20,001–50,000	246	1.43	8,093,290	1.21
50,001–100,000	160	0.93	12,194,078	1.82
100,001 and above	543	3.17	625,864,345	93.17
	17,154	100.00	671,774,439	100.00

Registrars

The Company's share registers are administered by Computershare Investor Services PLC and all correspondence regarding Ordinary or Preference shares should be sent to them at the following address: PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. Telephone 0870 702 0000.

Stockbrokers

The Company's stockbrokers are Cazenove & Co and UBS Warburg.

Dividend Reinvestment Plan (DRIP)

The DRIP enables Ordinary shareholders to sign a mandate so that their dividend payments are automatically applied to purchase additional Ordinary shares in a convenient and cost-effective manner. Further details on the DRIP can be obtained from Computershare Investor Services PLC by telephoning 0870 702 0000.

Individual Savings Account (ISA)

The Carlton Communications Plc Corporate ISA is managed by Barclays Stockbrokers Limited. Further details on the ISA can be obtained from Barclays Stockbrokers Limited by telephoning 0345 777 400.

American Depositary Shares (ADSs)

JP Morgan Chase Bank is the Depositary for the Company's ADSs and their address for enquiries is P.O. Box 8205, Boston, MA, 02266-8205, USA, Tel: 1-800-428-4237. ADSs are evidenced by American Depositary Receipts (ADRs). Each ADS represents five Ordinary shares. The ADSs are listed on NASDAQ and traded under the symbol CCTVY. More information about ADSs is available on J P Morgan's website (www.adr.com).

Carlton Communications Plc's website

Updated information, including recent press releases and the current market price of Ordinary shares, is available on the Company's website, www.carlton.com.

Electronic Shareholder Communications

To receive future shareholder information such as Annual Reports, Notices of General Meetings and Forms of Proxy in electronic format, shareholders can register online at www.carlton.com. The Shareholder Electronic Communications link is to be found in the Shareholder Information section. The Reference Number of the shareholder is required for registration. Queries on this service can be addressed by Computershare Investor Services PLC on 0870 702 0000.

Carlton Communications Plc
Registered Office: 25 Knightsbridge, London, SW1X 7RZ
Registered in England Number: 348312
www.carlton.com

Main photography by Philip Gatward Printing by CTD Capita Typesetting by New Leaf
Painting - Hicie Bien Querente by Julio Galan

News Release

CARLTON

FOR IMMEDIATE RELEASE
TUESDAY 4 DECEMBER, 2001

CARLTON COMMUNICATIONS PLC
PRELIMINARY STATEMENT FOR THE YEAR ENDED 30 SEPTEMBER 2001

HIGHLIGHTS:

- Headline turnover up 5 per cent to £1,026 million (2000: £974m)
- Headline pre-tax profits £118m (2000: £193m)
- Post-tax profits £258m (2000: £29m)
- Pro forma cash of £778m, following the Thomson exchangeable bond
- Effective net debt of £7m
- Earnings per share 10.8p (2000: 19.1p)
- Dividend per Ordinary share for the year 8.275p (2000: 16.55p)

- Like-for-like advertising revenue down 12.7 per cent
- Operational cost savings opportunities of £45m identified
- ITV Digital costs expected to reduce by at least £100m in 2001/02

(The above figures are before goodwill and are re-stated for 2000 following the sale of Technicolor)

Chairman's Statement
Michael Green

In a difficult year, our focus has been on managing our businesses to create long-term value and to ensure that Carlton is well positioned to benefit from a recovery in advertising expenditure.

Television is both an enduring and a changing business. Network television continues to win mass audiences every night of the week and remains the most powerful medium for communicating a message. Most European countries have one pre-eminent commercial network: in the UK it is ITV. Our aim is to maintain ITV's clear market leadership while maximising its efficiency.

Multi-channel television, predominantly driven by subscription rather than advertising, is changing and advancing rapidly. New digital platforms, like Digital Terrestrial Television, have introduced interactivity, e-mail and the internet, together with access to more than 50 channels. In time, every country will move to digital television and every home will have access to new digital services. ITV Digital has already won a significant share of new multi-channel homes in the UK and will remain the simplest way to "go digital".

Looking ahead, our task is to ensure that ITV reaps the unique benefits of combining the UK's leading commercial television channel with a growing pay television platform. The full potential for cross promotion and cost saving is still to be tapped.

The group had pro forma cash at 30 September 2001 of £778 million, following the issue of the exchangeable bond into Thomson multimedia stock and the sale of the Thomson loan notes. Carlton's effective net debt at the year end, including the assets acquired following the disposal of Technicolor, was £7m.

As it indicated in May, the Board will propose a final dividend of 5 pence per Ordinary share, making a total for the year of 8.275 pence. The Board will take into account the prospects for the group's business and the need to maintain an appropriate level of cover when considering future dividends.

In the current environment it is important to concentrate on issues which in the long term deliver value, both in our wholly-owned businesses and in ITV Digital: improving our product, looking after our customers and minimising costs. These will be our touchstones over the coming year. Whilst 2001 has been tough and the broader economic outlook is mixed, we have a strong position in the UK television industry, and this remains a base from which to grow in the future.

Chief Executive's Statement
Gerry Murphy

Headline pre-tax profits from continuing businesses before goodwill and digital investment were £118m (2000 re-stated: £193m). Turnover on the same basis was £1,026m (2000 re-stated: £974m).

Following the successful sale of Technicolor and the acquisition of HTV, Carlton is now focused on free-to-air and pay television, and programme production and distribution. The launch of the ITV Partnership aligned ITV Digital with ITV, creating Europe's first integrated free-to-air and pay television platform. This is a significant development within the current regulatory framework, aimed at strengthening ITV's competitive position in a dynamic media market. We welcome the Government's review of media ownership with its greater reliance in the future on mainstream competition considerations. However, we recognise that further substantive change in ITV's ownership may be some time away. In the meantime, there is much we can do to strengthen ITV.

At the operational level, a major priority has been cost reduction in Carlton's operations, as well as in ITV and ITV Digital. In May, we reported that a stringent cost management process had identified £25m in annual savings in the second full year, including Carlton's share of the partnership savings in ITV and ITV Digital. We now expect to achieve £45m in annual savings, including £15m in respect of Digital Media activities, which have been scaled back considerably.

ITV Digital's growth has continued. It now has more than 1.2 million subscribers and offers an improved quality of service and better coverage. Yield is also improving as the emphasis has turned to generating higher revenue from each subscriber, with better and higher priced channel offerings and lower subscriber management and acquisition costs.

Whilst ITV Digital continues to develop operationally, a number of important regulatory and governmental issues have yet to be resolved. The Government's confirmation of support in its draft Digital Action Plan is encouraging and should help ensure that Digital Terrestrial Television will become the principal means by which viewers will receive free digital television channels. ITV is now working closely with the Government and other free-to-air broadcasters to ensure that this happens. A healthy and competitive television industry in the UK needs to offer all television consumers, both free and pay, a choice of quality channels from a choice of providers, at a fair cost.

We are convinced there will be a large market for light users of pay television and Digital Terrestrial Television is well suited for their needs. We are currently exploring all options to deliver the best outcome for Carlton's shareholders from our investment in ITV Digital.

Carlton's content businesses extended their reach. Carlton Productions continued to develop new international outlets and won critical acclaim for its programmes, including a recent International Emmy Award. Carlton International licensed programmes and films to more than 150 countries, including Thunderbirds programmes and merchandising in more than 40 countries, demonstrating the intrinsic value of our extensive programme and film libraries..

The worldwide economic downturn has affected all advertising media. Commercial television networks have experienced a sharp reduction in demand. Network television advertising is driven by leading brands, with decisions increasingly taken on a global basis. The key factor which drives investment decisions in global businesses is confidence in future demand. This confidence, which began to weaken in the latter months of our last financial year, has not yet recovered. The cyclical downturn has persisted into the first quarter of our current year and we currently estimate that ITV's Net Advertising Revenue will be down approximately 13 per cent. Visibility beyond this quarter remains limited, although there is great interest amongst the advertising community in next summer's World Cup football tournament, ITV's flagship event in the current year.

Looking ahead, advertising on ITV1 is, and will remain, the most powerful form of advertising in the UK. Big brands will continue to need ITV1 to promote their new and existing products to stay visible in tough markets, in order to emerge stronger when demand picks up. ITV1's challenge is to maintain a highly competitive schedule that delivers the big audiences our advertisers need at an acceptable cost.

Operating Review

OVERVIEW

Total continuing sales were £1,040m (2000 re-stated: £988m) and headline sales (excluding Digital Media and discontinued operations) were £1,026m (2000 re-stated: £974m). Total continuing and headline operating profits before goodwill were £74m (2000 re-stated: £145m) and £108m (2000 re-stated: £188m) respectively.

Operating costs are under tight control. Since the announcement of the cost saving programme in May, annual cost savings of £45m have been identified and will be fully implemented by the end of the current year, including Carlton's share of the partnership savings in ITV and ITV Digital. Total cash restructuring costs of £15m are expected, of which some £5m have already been incurred.

CHANNELS

Carlton's like-for-like advertising revenue was 12.7 per cent lower than last year. In addition to the reduction in internet-related and telecoms advertising, the consumer goods sector showed a sharp decline. Worldwide economic uncertainty had a significant impact on the spending decisions of global brands, fuelled by security and political concerns towards the year end. ITV1's share of broadcast revenues for the year is estimated at 57 per cent (2000: 60%).

ITV1's schedule delivered a peak-time share of 36 per cent during the year. Crucially, ITV1 has maintained its position as the most popular channel in multi-channel homes where it has a lead 5 – 6 times greater than its nearest commercial rival. ITV1 launched on digital satellite on 21 November 2001, followed one day later by ITV2.

Interactive advertising is becoming an important new medium for advertisers and Carlton Active has led its development for ITV. Eighteen interactive campaigns have run this year on ITV, and Carlton has developed an industry-wide template for fast turnaround campaigns. Carriage of ITV1 and ITV2 on digital satellite will create further opportunities for advertisers.

Carlton has now renewed the licences for all its regional ITV1 franchises. The "digital dividend" benefit totalled £10m during the year and is independently forecast to increase to around £25m net in 2001/02 as ITV1 is now available in more digital homes.

Carlton's share of ITV1 network schedule costs was £303m, a like-for-like increase (excluding HTV) of 5 per cent. Every effort is being made to contain increases in the 2002 network costs. The ITN news contract was renewed with effect from 2003 at a significantly lower price.

Digital Channels: Carlton Cinema is now available in 2.5m homes and reduced its operating losses to £9m (2000: £14m).

Carlton's 44% share of losses in ITV2 totalled £12m (2000: £10m). Stronger cross-promotion and scheduling, and carriage now on all digital platforms, is expected to strengthen the channel's commercial proposition.

The ITV Sport Channel launched in August and achieved 138,000 subscribers through ITV Digital within 6 weeks, ahead of projections.

Lower than expected advertising and e-commerce revenues led Carlton to disband its Taste venture with J Sainsbury plc and to close the Carlton Food Network channel. Operating losses and closure costs for Taste totalled £28m, shared equally between Carlton and Sainsbury. The loss to Carlton net of advertising and programme income from Taste was £11m.

Digital Media: Our internet business, Carlton Interactive, has been restructured. Our entertainment portal activities have been migrated to ITV.com, the Jamba games site has been sold for £1.5m and the Popcorn movie site has been closed after transferring its user base to FilmFour.com for a small fee. Carlton Interactive is now focusing on the supply of online content for TV programme support sites and online games. Overall this reorganisation is expected to yield around £8m in savings in the coming year.

Carlton Screen Advertising: Turnover in the UK and Eire increased by 21 per cent, helped by strong movie releases, cinema's attractive young demographics and promotion of the medium to potential advertisers. The near term outlook is positive with *Harry Potter and the Philosopher's*

Stone and *Lord of the Rings* attracting strong advertising interest. However, the outlook from January 2002 onwards will be impacted by the loss of the UGC contract in a competitive tender.

A joint venture was formed in July 2001 in North America with Thomson multimedia based on the screen advertising business acquired by Carlton in 2000. The under-developed North American market has significant potential. More cinemas are beginning to adopt the concept of film advertising, rather than slides, and we will be looking to establish a substantial presence in the coming year.

Facilities: The Moving Picture Company (MPC) had an active year and remained largely unaffected by the advertising slowdown. Its reputation in feature film work was further enhanced by its visual effects work for *Harry Potter and the Philosopher's Stone.* Carlton 021 now provides the outside broadcast facilities for ITV's Premiership and Nationwide League coverage.

CONTENT

Carlton's programme production and international distribution businesses had sales of £181m (2000 re-stated: £172m) and profit of £12m (2000 re-stated: £7m).

Carlton Productions: Turnover was £100m (2000: £107m). A number of structural changes have been implemented within Carlton Productions to streamline its operations, including the integration of Carlton's interactive content production arm.

In drama, *Crossroads* was revived after a 13-year absence and despite strong scheduling opposition is attracting a loyal audience. One-off dramas *Anybody's Nightmare* and *Lloyd and Hill* both performed well and ITV favourite *Peak Practice* returned. Carlton won widespread critical acclaim for its *Hell in the Pacific* documentary series for Channel 4 and *Britain at War in Colour* won a prestigious Grierson Documentary Award. These, together with *Organ Farm* and *The Ecstasy and The Agony* for the BBC's Horizon strand, helped reinforce Carlton's growing stature in factual production. In comedy and entertainment, a third series of *Barbara* is in production. *Lily Live*, *The Brits* and the *British Soap Awards* all performed well, and *Survivor* has been re-commissioned for a second series. *Dirty Tricks* won the coveted International Emmy Award for Drama. In children's, *Star Street* proved highly successful for ITV and led to two Top Twenty singles.

During the year, Carlton secured a landmark development and co-production deal with PBS in the US, in addition to existing content deals with Newsweek magazine, MediaPro in Spain, the Ambassador Theatre Group, Jongleurs and *Teletubbies* creator Anne Wood.

Carlton International: Sales totalled £81m (2000 re-stated: £65m). Carlton International maintained its position as the UK's second largest distributor and owner of the largest English language film library outside of Hollywood. Carlton America weathered the effects of the threatened US actors' strike and brought 12 made for television movies to market, building its library to more than 165 titles. Titles have been licensed to more than 150 countries, including a new output arrangement with TF1 in France. A number of classics in the film library are in the process of being re-made, including *Four Feathers*, *39 Steps*, *Capricorn One* and *Boys from Brazil*. A 24-film package has been sold to British Midland to create a Carlton Cinema channel on its in-flight entertainment service.

Inspector Morse is now being shown on three separate US networks, a first for a UK originated programme. The series can be seen in more than 200 countries around the world. Action Time own or represent 65 leading formats, supplying more than 425 hours of original programming to ITV, the BBC and Channel 4 in the last year, as well as licensing and co-producing in over 30 countries. *Thunderbirds* continued to be a hugely successful brand for Carlton, with worldwide broadcast arrangements and licensing activity in all key territories.

Video sales increased by 61%, including 733,000 *Thunderbirds* and 300,000 *Inspector Morse* videos and DVDs. The Books division, including André Deutsch, furthered its standing as a leading publisher of entertainment and sports related titles, and published titles for all the major UK television channels.

PAY TELEVISION

ITV Digital: The alignment of ONdigital with ITV created Europe's first fully integrated free-to-air, pay television and on-line platform. The re-branding of ONdigital as ITV Digital in July was a marketing success and was instrumental in increasing subscribers to 1.2m by the year end. Carlton's pre-tax investment in ITV Digital, co-owned with Granada, totalled £164m in the year (2000: £143m). The platform remains on target to achieve its new controlled growth plan to

EBITDA break-even in 2003/4 with 1.7 million subscribers. This requires an anticipated further investment of £180m by Carlton, before tax relief.

ITV Digital's strategy is to improve consumer loyalty, increase revenue per subscriber and reduce subscriber acquisition costs. This strategy will be delivered through improvement in geographical coverage and signal quality, and by enhancing its content offering.

The Government's draft Digital Action Plan has set out a timetable for boosting the power of DTT signals to improve the quality and reliability of coverage, and extending DTT geographical coverage so that 72 per cent of households have the potential to access all channels, and 84 per cent can access digital channels from the BBC, ITV and Channel 4. The plan also promises the launch of a Digital TV publicity campaign to increase the knowledge of retailers and consumers, and the appointment of a Digital TV Team Leader to act as a focal point for work on Digital TV.

For further information please contact:

Gerry Murphy	Chief Executive Officer	020 7663 6363
PRESS:	Shaun Williams	020 7663 6363
ANALYSTS:	Cliff Hide	020 7663 6363

www.carlton.com   Pictures are available from www.newscast.co.uk

A conference call for analysts will be held at 3.30pm (GMT) / 10.30am (EST) today. To register for this, please contact Catherine Segrave at UBS Warburg on + 44 (0) 20 7568 1458.

Financial Review

Summary

In the year to 30 September 2001, total turnover fell 22 per cent to £1,601.5m (2000 re-stated: £2,062.8m) due to the disposal of Technicolor. Turnover from continuing operations increased by 5 per cent to £1,040.1m from £987.7m, including a contribution of £101.5m from HTV. Like-for-like continuing operations' turnover fell by 5 per cent.

In summary the results were:

Year ended 30 September	**2001** **£m**	2000 as restated £m
Total turnover	**1,601.5**	2,062.8
Turnover - continuing operations	**1,040.1**	987.7
Headline Turnover	**1,025.6**	973.6
Headline pre-tax profits before goodwill amortisation	**118.3**	192.6
Goodwill amortisation	**(17.4)**	(5.5)
Headline pre-tax profits	**100.9**	187.1
Operating exceptional items	**(7.6)**	(11.1)
Digital Media	**(273.7)**	(215.1)
Digital exceptional items	**(51.0)**	-
Continuing operations	**(231.4)**	(39.1)
Discontinued operations (including non-cash goodwill written back on disposal)	**(177.8)**	(212.6)
Reported pre-tax losses	**(409.2)**	(251.7)
Taxation	**19.2**	(25.7)
Reported post-tax losses	**(390.0)**	(277.4)
Goodwill written-off on disposals	**630.2**	300.0
Post tax profit before goodwill written-off	**240.2**	22.6

Review of accounting policies – FRS18

During the year the group has reviewed its accounting policies in accordance with FRS18. As a result the group has changed its accounting policy on revenue recognition on sales of programme and film rights for library and secondary sales. The revised policy recognises revenue at the point the rights are sold and available for exploitation. The new policy is consistent with US GAAP. Comparative information for 2000 has been re-stated where appropriate.

The estimated useful life of major feature films has also been reassessed with purchased rights now amortised over all transmissions. Under FRS18 this is not a change in accounting policy and as such does not affect the prior year.

The above changes reflect the most appropriate policies for the group's circumstances. The effects of these changes on the current and prior year is set out in the table below.

Impact of accounting changes

Year ended 30 September	2001 £m	2000 £m
Turnover	(1.5)	(17.2)
Operating profit - Headline before goodwill amortisation		
Operating profit before FRS18 effects	105.6	197.8
Revenue recognition accounting policy change	(0.4)	(9.8)
Film amortisation	2.5	-
Operating profits after FRS18 effects, before goodwill amortisation	107.7	188.0

Balance sheet effects	2000 £m
Film and programme rights	(1.2)
Third party debtors	35.6
Third party creditors	(39.1)
Net assets - prior year adjustment	(4.7)

Profit summary

Headline EBITDA was £127.8m, down 38 per cent on 2000 following the disposal of Technicolor. EBITDA is calculated as operating profit before interest, tax, depreciation, amortisation of capitalised goodwill and the share of results from associates and joint ventures.

Headline operating profit before goodwill decreased by 43 per cent to £107.7m (2000: £188.0m) before Digital Media, discontinued operations and exceptional items, primarily due to the difficulties experienced in the television advertising market.

The share of operating profits of associates and joint ventures (excluding ITV Digital, ITV Sport Channel and ITV2) was £1.7m (2000: £10.5m). The figure includes a 50 per cent share of the results of the US screen advertising joint venture, which was formed on 31 July 2001. In the prior year £7.1m came from the 20 per cent share of Meridian, which was sold early in the year. Net interest receivable including the share of associates' net interest (but before the financing cost of Digital Media) was £8.9m (2000: £5.9m net interest payable).

Headline pre-tax profits before goodwill were 39 per cent lower at £118.3m (2000: £192.6m). Goodwill amortisation was £17.4m (2000: £5.5m).

Net Digital Media costs before exceptional items, interest and tax relief totalled £229.2m (2000: £192.6m) with Carlton's share of ITV Digital, ITV Sport Channel and ITV2 losses accounting for £185.5m in aggregate.

Exceptional items relating to 2001 and their future cash effects can be further analysed as follows:

Year ended 30 September	Profit & Loss £m	Cash effect £m
Operating exceptionals		
Re-organisation and restructuring costs	7.6	5.5
Digital exceptionals		
Investment write-offs	17.2	-
Subsidiary closure costs	17.4	4.7
Carlton Digital Channels stock adjustments	16.4	7.0
Total digital exceptionals	51.0	11.7
Total exceptionals	58.6	17.2

Earnings per share

Headline basic earnings per share before amortised goodwill in 2001 were 10.8p compared to 19.1p in 2000. After goodwill amortisation the basic figure was 8.2p (2000: 18.3p). Headline diluted earnings per share, before goodwill amortisation, in 2001 were 10.8p (2000: 18.2p).

Basic earnings per share	**2001 pence**	2000 as restated pence
Headline before goodwill amortisation	10.8	19.1
Headline after goodwill amortisation	8.2	18.3
Digital Media	(30.5)	(23.7)
Continuing operations - pre-exceptionals	(22.3)	(5.4)
Exceptional items after tax	(8.4)	(1.7)
Continuing operations - post-exceptionals	(30.7)	(7.1)
Discontinued operations	(29.0)	(37.4)
Reported earnings per share	(59.7)	(44.5)

Diluted earnings per share	**2001 pence**	2000 as restated pence
Headline before goodwill amortisation	10.8	18.2
Headline after goodwill amortisation	8.2	17.5
Digital Media	(30.5)	(22.7)
Continuing operations - pre-exceptionals	(22.3)	(5.2)
Exceptional items after tax	(8.4)	(1.6)
Continuing operations - post-exceptionals	(30.7)	(6.8)
Discontinued operations	(29.0)	(35.8)
Reported earnings per share	(59.7)	(42.6)

Total Ordinary dividends per share for 2001 including the proposed final dividend of 5.0p are 50 per cent lower than last year at 8.275p (2000:16.55p).

Cash flow summary

The group generated cash inflows of £65.0m (2000: £270.1m) after tax, interest and preference dividend payments but before all investment. The reduction was primarily due to the disposal of Technicolor and falls in advertising revenue. The cash flow in part funded capital expenditure (£43.1m) and loan funding to the ITV Digital business (£190.3m). Net disposals for cash were £273.5m. Inflows of £546.9m from the disposal of Technicolor and £24.3m from the sale of 50 per cent of Carlton's US screen advertising business were offset by outflows of £195.3m on the purchase of HTV (including settlement of acquired debt of £124.0m and overdrafts £4.2m). Other outflows were £30.8m on the purchase of Covitec (subsequently sold as part of the Technicolor sale) and contract advances relating to Technicolor before disposal of £71.6m. Repayment of loans from associates brought in cash of £1.6m and there were net cash inflows of £2.1m from the issue of new shares.

Balance sheet summary

Overall net debt at 30 September 2001 excluding the Thomson multimedia assets Carlton acquired as a result of the sale of Technicolor, was £506.6m, compared with net debt at the start of the year of £510.2m.. Details are analysed below:

Analysis of net debt	30 September 2001 £m	Thomson assets' carrying value	30 September 2001 £m
Cash	458.5	Shares	400.4
Overdrafts	(222.1)	Loan notes	206.5
Loans - current	(57.3)		
Loans - long term	(656.8)		
Finance leases	(28.9)		
Total	(506.6)		606.9

On 30 November 2001 the group announced the completion of a bond exchangeable into shares of Thomson, raising £389.6m (€625.8m) to be settled in January 2002. The bond will mature in 2007 and is exchangeable into Thomson shares at a fixed exchange price of €41.2.

In addition, on 30 November 2001, the group announced agreement in principle for the sale of $175m of Thomson loan notes.

The proceeds from the two deals increase pro forma cash at 30 September 2001 to approximately £778m. The net debt position, taking account of assets held following the sale of Technicolor, as now collateralised, is £7m.

As part of the purchase of HTV, Carlton's 20 per cent interest in Meridian was sold, giving rise to a pre-tax unrealised (i.e. non-distributable) profit of £31.2m after adjustment for goodwill previously written off to reserves. This figure is reduced to £9.2m after tax.

Carlton Media

Operating margins in Carlton Media were 10.3 per cent, down from 20.0 per cent in 2000. The slowdown in advertising revenues and the effect of licence renewal were the primary reasons for the fall. In absolute terms, the level of operating costs and overheads was increased due to the greater size of the business following the acquisition of HTV.

A breakdown of Carlton Media's revenues is set out below.

Carlton Media turnover **Year ended 30 September**	**2001** **£m**	2000 as restated £m
Channels	**760.0**	739.6
Content	**181.3**	171.7
Other (including Carlton Screen Advertising)	**56.1**	47.4
Total	**997.4**	958.7

The following table sets out the revenue and key costs of Carlton Television and their impact on operating profits.

Carlton Media operating profits **Year ended 30 September**	**2001** **£m**	2000 as restated £m	Change %
Net advertising revenue - excluding contribution from HTV	**603.7**	691.5	-13%
HTV advertising revenue	**91.6**		
Net advertising revenue	**695.3**	691.5	-1%
Network schedule	**(302.5)**	(252.1)	-20%
Licence costs	**(119.5)**	(122.0)	2%
Carlton Television other net costs	**(175.3)**	(135.5)	-29%
Carlton Television	**98.0**	181.9	-46%
Other businesses	**20.2**	15.1	34%
Divisional operating profit before amortised goodwill	**118.2**	197.0	-40%

Payments to the Government for the group's wholly owned broadcasting licences are a significant element of Carlton Media's cost structure. In 2001 these payments totalled £119.5m (2000: £122.0m) and were made up of cash bids of £19.9m (2000: £17.4m) and Percentage of Qualifying Revenue ('PQR') payments of £99.6m (2000: £104.6m) after estimated digital dividends of £10.0m (2000: £4.0m). These figures include HTV's cash bid and PQR payments of £2.0m and £6.2m respectively.

The PQR rates applicable to advertising and sponsorship revenue during the year were 20 per cent for Carlton London, 11 per cent for Carlton Midlands up to 31 March 2001, 17 per cent thereafter, 13 per cent for Carlton West Country and 7 per cent for HTV.

Carlton London's cash bid was £16.7m, Carlton West Country's was £1.2m, Carlton Midland's was £2,600 (this will rise to £7.6m per annum, plus RPI, from 1 January 2002) and HTV's was £2.0m (for 11 months). No PQR is payable on the proportion of revenues attributed to the viewing of digital ITV services, this is the digital dividend. As digital penetration increases in the future, the proportion of the advertising and sponsorship revenues attracting PQR will fall.

The effects of the digital dividend reduced PQR payments by £10m (2000: £4m).

Digital Media

Carlton's Digital Media businesses in 2001 had turnover of £104.7m (2000: £67.4m) including the group's share of joint ventures' turnover. Of this figure, £14.5m (2000: £14.1m) represented group turnover. Total net costs before exceptional items and tax were £273.7m (2000: £215.1m).

Digital Media net costs

Year ended 30 September	2001	2000 as restated
	£m	£m
Carlton Digital Channels & other	24.6	26.7
Carlton Interactive	8.9	13.6
Total subsidiaries	33.5	40.3
Joint Ventures - ITV Digital/ITV Sport Channel (50%)	175.7	143.2
Associates - ITV2, GMTV2 & Ask Jeeves	20.0	9.1
Interest on Digital Media investment	44.5	22.5
Net costs before exceptional items and tax	273.7	215.1
Exceptional Items	51.0	-
Pre-tax costs	324.7	215.1

Included in Digital Media are Carlton Cinema and Carlton Food Network (including the now closed Taste venture), ITV2 and GMTV2 channels and Carlton Interactive, the online business. Provisions for the closure or downscaling of the digital businesses are included as digital exceptional charges.

The joint venture within Digital Media is Carlton's 50 per cent share in ITV Digital. During the year the ITV Sport Channel was set up as a separate premium subscription channel.

The Digital Media interest cost of £44.5m (2000: £22.5m) represents the financing cost of the cumulative digital cash which grew to £830m (2000: £550m) by 30 September 2001. Tax payable on Carlton's other UK businesses is offset by tax relief on Digital Media losses.

ITV Digital and ITV Sport Channel

A summary profit & loss account for ITV Digital/ITV Sport Channel is as follows:

Year ended 30 September	**2001**	2000
ITV Digital (100%) incl. ITV Sport Channel	**£m**	£m
Sales	**175.7**	106.6
Cost of sales	**(103.8)**	(69.4)
Gross profit	**71.9**	37.2
Subscriber management	**(70.9)**	(53.9)
Fixed costs	**(69.1)**	(60.5)
Customer acquisition costs (including cost of free set-top boxes)	**(134.4)**	(106.3)
Direct costs	**(47.4)**	(57.9)
ITV Select/ ITV Active/ ITV Sport Channel	**(91.5)**	(47.1)
Rebranding	**(10.0)**	-
Loss before interest and tax	**(351.4)**	(288.5)
Carlton's 50% share	**(175.7)**	(144.3)

The balance sheet carrying value of Carlton's 50 per cent interests in ITV Digital and ITV Sport Channel, which are funded wholly by Carlton and Granada ("the Shareholders") in equal shares through a mixture of debt and equity, is analysed below.

Carlton share incl. ITV Sport Channel year ended 30 September:	**£m**
Balance sheet	
Fixed assets	51.9
Current assets	102.4
Share of gross assets	154.3
Current borrowings	(416.9)
Other current liabilities	(100.2)
Share of gross liabilities	(517.1)
Share of net assets	(362.8)
Carlton's loans	416.9
Net interest in ITV Digital and ITV Sport Channel	54.1

Current business plans for ITV Digital show the business breaking even before subscriber acquisition costs in 2003/04 at 1.7 million subscribers with a peak funding requirement of £1,146 million. The cumulative amount invested by the Shareholders in the business to 30 September 2001 was £788 million with Carlton's share being £394 million. On the basis of the current business plans the shareholders would have to provide a further £360 million of financing (Carlton share £180 million of which £100 million is projected to fall due in 2002) before ITV Digital reaches its peak funding requirement.

The Shareholders are currently exploring a range of options for the future development of ITV Digital. Our strategy is to improve shareholder value with an emphasis on reducing the cash investment and improving the breakeven point of the business. The alternatives being explored would not increase the likely funding requirement of the existing Shareholders.

The most significant sports rights contract entered into as part of the initial development of the ITV Sport business was with the Nationwide Football League. Under this contract ITV Digital has acquired exclusive television rights for Nationwide League football matches for a three-year period commencing in August 2001. Payments by ITV Digital under this contract are phased with £47 million paid by August 2000, £89 million paid in August 2001 and £89 million to be paid in both August 2002 and August 2003.

ITV Sport Channel has entered into a carriage contract with NTL, the cable television company. In addition the ITV Sport Channel is carried on the ITV Digital platform. ITV is currently in discussion with other interested parties, with a view to obtaining carriage for the channel on other platforms.

The Shareholders have both indicated that their current intention is to continue to provide funding to ITV Digital and ITV Sport Channel to meet their operational requirements as and when they fall due.

Other

Central overheads and the contribution from Carlton's US screen advertising business amount to a net cost of £10.5m (2000: £9.0m). This figure reduces Carlton Media operating profits to the Headline operating profit before goodwill amortisation of £107.7m (2000: £188.0m).

Joint ventures and associates

Joint ventures and associated companies (excluding the Digital Media joint ventures and associates) contributed £1.7m to profits in 2001 (2000: £10.5m). The decrease in the share of operating profits resulted principally from the disposal of the 20 per cent share in Meridian early in the year as part of the deal to acquire HTV.

Exchange rates

The principal exchange rate affecting Carlton's translation of overseas results was the US dollar although the effect to the group is greatly reduced following the disposal of Technicolor. The average rate of the US dollar in 2001 was US$1.44/£ compared with US$1.55/£ in 2000. At 30 September 2001 the rate was US$1.47/£ compared with US$1.48/£ at 30 September 2000.

Discontinued operations

Discontinued operations relate to the pre-sale results and disposal of Technicolor (2000 results have been restated to include Technicolor. The disposals of Quantel and SSL occurred in 2000). The sales of £561.4m (2000: £1,075.1m) and trading profit of £49.2m (2000: £91.7m) arose prior to the disposal dates. The exceptional charges on disposal in 2001 comprise £630.2m of goodwill written back and the profit on net assets sold of £403.2m.

Profit before tax as restated is reconciled as follows:

Year ended 30 September 2000	Headline	Exceptional items	Digital Media	Continuing operations	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m
Profit before taxation as reported in 2000 accounts	342.2	(18.5)	(237.5)	86.2	(328.1)	(241.9)
Technicolor disposal	(145.3)	7.4	22.4	(115.5)	115.5	-
Revenue recognition accounting policy change	(9.8)	-	-	(9.8)	-	(9.8)
Profit/(loss) before taxation as restated	187.1	(11.1)	(215.1)	(39.1)	(212.6)	(251.7)

The disposal of Technicolor to Thomson for a consideration which, at 12 January 2001, valued Technicolor at £1,475m ($2.11bn), was completed on 16 March 2001. In the transaction, net cash and loan notes with a present value on 16 March 2001 of £950m ($1.35bn) were received from Thomson. Of the loan notes, $600m was payable by Thomson in four equal instalments, together with accrued interest, on the first four anniversaries of completion. $300m of the loan notes were subsequently realised in the year, and the balance of the loan notes was held in current asset investments at the balance sheet date. Also, Thomson issued to Carlton bonds carrying entitlement to 15.5m new Thomson shares ("the bonds"). At 30 September 2001 the bonds were included in fixed asset investments at the sterling value on 16 March 2001 of the equivalent price of €41.19 for each underlying Thomson share. The book value, year end market value and updated market value of the Thomson shares is:

Value of 15.5m Thomson shares	**£m**
Book value	**400.4**
Market value at 30 September 2001	**207.4**
Market value at 30 November 2001	**300.2**

Attributable profits, earnings per share and dividends

The profit on ordinary activities after tax attributable to shareholders (before goodwill charges written back on disposals) in 2001 was £240.2m (2000: £22.6m). This profit is stated before £10.5m (2000: £11.0m) of the annual fixed net dividends on non-equity shares (i.e. Preference shares).

Headline basic earnings per share before all goodwill (calculated on profits after tax and net Preference dividends but before Digital Media, discontinued operations and exceptional items) in 2001 were 10.8p (2000 restated: 19.1p). The loss per share from continuing operations was 22.3p (2000 restated: 5.4p) and the reported loss per share after discontinued businesses and goodwill in 2001 was 59.7p (2000 restated: 44.5p).

Headline diluted earnings per share before all goodwill (calculated excluding Digital Media, discontinued operations and exceptional items and before net Preference dividends and allowing for the exercise of share options) were 10.8p (2000 restated: 18.2p). In both 2000 and 2001 the 6.5p Preference shares were not dilutive of reported earnings. Diluted loss per share from continuing operations was 22.3p (2000 restated: 5.2p) and the reported diluted loss per share after discontinued operations was 59.7p (2000 restated: 42.6p).

The proposed final dividend of 5.0p per Ordinary share, together with the interim dividend of 3.275p per Ordinary share already paid, makes a total for the year of 8.275p per Ordinary share (2000: 16.55p), a decrease of 50 per cent.

Tax

The tax rate on headline profits, before goodwill amortisation, of £118.3m in 2001 is 30.7 per cent (2000 restated: 30.3 per cent on headline profits, before goodwill amortisation, of £193.8m). Tax relief on Digital Media losses before exceptional items is at the rate of 25.2 per cent (2000 restated: 28.6 per cent) and the tax rate on discontinued operations before goodwill amortisation and the exceptional losses on sale/closure of businesses is 33.9 per cent. Tax relief on the non-Digital Media exceptional items is at the rate of 27.6 per cent. No tax relief has been attributed to the Digital Media exceptional items or to the exceptional loss on the sale of Technicolor. Effect has been given to the relief of the gain on the sale of

Meridian by available losses resulting in a £22.0m charge to the statement of total recognised gains and losses.

The tax relief in relation to Digital Media losses includes the group's share of consortium relief available from ITV Digital and other Digital Media associates. The rate of tax relief for Digital Media losses reflects unused Digital Media losses which are carried forward and which, together with timing differences principally in respect of ITV Digital fixed assets, give rise to deferred tax assets which have not been recognised.

In the US, federal tax has been provided at 35 per cent and state taxes have been provided at rates between 5 per cent and 10 per cent.

In total, this results in a net tax credit in the profit and loss account of £19.2m on total losses of £409.2m after goodwill of £630.2m written back on the sale of Technicolor on which there is no tax relief.

Cash flow

Carlton generated £103.3m of cash from operations (2000: £353.5m). The reduction reflected the cash outflows relating to discontinued operations prior to sale and an increase in digital expenditure from wholly owned operations, together with reduced inflows from Carlton Media.

Net interest paid was £32.5m (2000: £29.1m) and dividends from associates (Meridian – until the date of disposal) totalled £1.6m (2000: £4.8m). The increase in financing costs was due to investment in Digital Media. The cash cost of Preference dividends was £10.5m (2000: £18.5m). Tax repaid was £3.1m (2000: tax paid £40.6m) reflecting the tax relief available from Digital Media operations.

Capital expenditure of £43.1m (2000: £112.0m) was significantly reduced following the sale of Technicolor. The spend for the year included approximately £6.0m on new projects. These included a new outside broadcasting truck for Carlton 021 (£3.0m) and new digital broadcasting equipment (£1.0m). The capital expenditure included £23.0m by Technicolor in the period prior to sale.

There were fixed asset disposals that realised £10.5m. Loans of £190.3m were to ITV Digital/ITV Sport.

The free cash inflow was £28.0m (2000: £185.9m), calculated after replacement capital expenditure but before all funding of ITV Digital, acquisitions and capital expenditure on new businesses and new fixed asset investments.

Net disposals/acquisitions of subsidiaries for cash totalled £273.5m (2000: net outflow £90.1m), with £444.5m relating to Technicolor. The sale of 50 per cent of Carlton's US screen advertising business raised cash of £24.3m and the purchase of HTV and disposal of Meridian had a net cash outflow of £195.3m, including settlement of acquired debt of £124.0m. Expenditure on associates of £22.5m was in respect of Ask Jeeves and ITV2, partly offset by a loan repayment of £1.6m from GMTV.

Equity dividends, primarily the final dividend for 2000, absorbed £89.2m (2000: £101.6m) and new share issues raised £2.1m from exercise of share options (2000: £13.2m).

Overall there was a net cash inflow of £57.6m, a positive exchange movement on the sterling value of net debt of £2.6m and net cash outflow from reduction in debt of £56.6m, resulting in net borrowings at the year end of £506.6m (2000: £510.2m).

Balance sheet

Shareholders' Funds at 30 September 2001 were £663.7m compared with £447.7m at the end of 2000 as restated. Goodwill written off on acquisitions prior to the adoption of FRS10 has not been re-instated and the cumulative total of goodwill charged against reserves was £937.4m (2000: £1,567.6m) with the reduction representing goodwill written back on the disposal of Technicolor.

Included within the balance sheet are net operating assets of £550.2m (2000: £969.0m) excluding net debt, tax and proposed dividends. The return on net operating assets (excluding exceptionals, digital and discontinued) was 16.4 per cent (2000: 18.8 per cent).

Preliminary results
Consolidated profit and loss account for the year ended 30 September 2001

	Notes	Year ended 30 September 2001 Total £m	Year ended 30 September 2001 Headline (before exceptional items, discontinued operations and Digital Media) 1 £m	Year ended 30 September 2000 as restated Headline (before exceptional items, discontinued operations and Digital Media) 1 £m	Year ended 30 September 2000 as restated Total £m
Turnover		1,702.6	1,036.5	981.2	2,126.5
Less: share of joint ventures		(101.1)	(10.9)	(7.6)	(63.7)
Group turnover	2	1,601.5	1,025.6	973.6	2,062.8
Operating costs before exceptionals		(1,495.5)	(935.3)	(791.1)	(1,801.7)
Exceptional operating charges	5	(58.6)	-	-	(39.0)
Total operating costs		(1,554.1)	(935.3)	(791.1)	(1,840.7)
EBITDA	3	110.6	127.8	205.4	299.2
Depreciation		(45.4)	(20.1)	(17.4)	(70.4)
Amortisation of capitalised goodwill		(17.8)	(17.4)	(5.5)	(6.7)
Group operating profit	2,3	47.4	90.3	182.5	222.1
Share of operating results of joint ventures		(175.3)	0.4	0.4	(142.1)
Share of operating results of associated companies		(18.7)	1.3	10.1	1.0
		(146.6)	92.0	193.0	81.0
Loss on sale of businesses					
Profit/(Deficit) on net assets		403.2	-	-	(4.3)
Goodwill written back		(630.2)	-	-	(300.0)
Total loss on sale of businesses		(227.0)	-	-	(304.3)
(Loss)/ profit on ordinary activities before interest		(373.6)	92.0	193.0	(223.3)
Net interest payable	7	(35.6)	8.9	(5.9)	(28.4)
(Loss)/profit on ordinary activities before taxation		(409.2)	100.9	187.1	(251.7)
Taxation on (loss)/profit on ordinary activities	8	19.2	(35.2)	(57.7)	(25.7)
(Loss)/profit on ordinary activities after taxation attributable to shareholders		(390.0)	65.7	129.4	(277.4)
Dividends paid and declared	9	(66.1)	(66.1)	(123.5)	(123.5)
Retained (loss)/profit for the year		(456.1)	(0.4)	5.9	(400.9)

Earnings per share	Notes	Pence per share 2001	Pence per share 2000
	10		
Headline earnings per Ordinary share before goodwill amortisation		10.8	19.1
Headline earnings per Ordinary share		8.2	18.3
Basic earnings per Ordinary Share		(59.7)	(44.5)
Diluted headline earnings per Ordinary share		8.2	17.5
Diluted earnings per Ordinary share		(59.7)	(42.6)
Full year Ordinary dividend per share	9	8.3	16.6

Preliminary results
Consolidated balance sheet 30 September 2001

	2001		2000 as restated	
	£m	£m	£m	£m
FIXED ASSETS				
Intangible assets		343.9		233.2
Tangible assets		120.6		418.4
Investments in joint ventures:				
Share of gross assets	174.7		126.9	
Share of gross liabilities	(534.4)		(287.9)	
Loan to joint venture	418.4		194.5	
Goodwill	36.6		-	
	95.3		33.5	
Investments in associates	0.4		19.8	
Other investments	429.4		61.3	
		525.1		114.6
		989.6		766.2
CURRENT ASSETS				
Stocks	7.1		47.7	
Programme and film rights	187.4		171.6	
Debtors	216.6		670.5	
Investments	214.8		8.4	
Cash and other liquid funds	458.5		341.8	
	1,084.4		1,240.0	
CREDITORS: Current (Note 11)	(711.6)		(911.6)	
NET CURRENT ASSETS		372.8		328.4
TOTAL ASSETS LESS CURRENT LIABILITIES		1,362.4		1,094.6
CREDITORS: Long Term				
Loans	559.0		499.2	
Convertible debt	97.8		97.2	
Finance lease creditors	28.9		11.4	
Creditors	10.6		27.2	
Deferred tax	2.4		11.9	
		698.7		646.9
		663.7		447.7
CAPITAL AND RESERVES				
Share capital		41.8		41.8
Share premium		150.7		148.8
Other reserves		21.5		12.5
Profit and loss account		449.7		243.7
		663.7		446.8
MINORITY INTERESTS - equity		-		0.9
		663.7		447.7

Preliminary results
Statement of cash flows for the year ended 30 September 2001

	Year ended 30 September 2001		Year ended 30 September 2000 as restated	
	£m	£m	£m	£m
OPERATIONAL CASH FLOWS				
Operating profit	47.4		222.1	
Depreciation and amortisation	63.1		77.1	
Movement in working capital	(7.2)		54.3	
CASH FLOW FROM OPERATING ACTIVITIES		103.3		353.5
DIVIDENDS RECEIVED FROM A JOINT VENTURE AND ASSOCIATES RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		1.6		4.8
Net interest paid	(32.5)		(29.1)	
Preference dividends paid	(10.5)		(18.5)	
		(43.0)		(47.6)
TAXATION		3.1		(40.6)
CASH FLOW AFTER RETURNS ON INVESTMENTS, SERVICING OF FINANCE AND TAXATION		65.0		270.1
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT				
Purchase of tangible fixed assets	(43.1)		(112.0)	
Purchase of intangible fixed assets	(6.6)		(9.6)	
Disposal of intangible and tangible fixed assets	10.5		7.3	
Loans to ITV Digital/ITV Sport Channel	(190.3)		(163.5)	
Other investments	(20.9)		(63.8)	
		(250.4)		(341.6)
CASH OUTFLOW BEFORE ACQUISITIONS, MANAGEMENT OF LIQUID RESOURCES AND FINANCING		(185.4)		(71.5)
ACQUISITIONS AND DISPOSALS				
Purchase of subsidiary undertakings	(195.3)		(111.4)	
Disposal of subsidiary undertakings	444.5		35.3	
Net investment in joint ventures and associates	24.3		(14.0)	
		273.5		(90.1)
EQUITY DIVIDENDS PAID		(89.2)		(101.6)
MANAGEMENT OF LIQUID RESOURCES		-		30.5
FINANCING				
Share issues	2.1		13.2	
Net change in long-term funding	56.6		60.6	
		58.7		73.8
INCREASE/(DECREASE) IN CASH IN THE PERIOD		57.6		(158.9)

Preliminary results
Reconciliation of net cash flow to movements in net debt

	2001 £m	2000 £m
INCREASE/ (DECREASE) IN CASH IN THE PERIOD	57.6	(158.9)
Cash inflow from increase in debt	(56.6)	(60.6)
Cash outflow/ (inflow) from decrease/ (increase) in liquid resources	-	(30.5)
Change in net debt resulting from cash flows	1.0	(250.0)
Loans acquired	-	(0.7)
Translation difference	2.6	(6.2)
Movement in net debt in the year	3.6	(256.9)
Opening net debt	(510.2)	(253.3)
Closing net debt	(506.6)	(510.2)

Analysis of net debt	1 October 2000 £m	Cash flow £m	Exchange movement £m	30 September 2001 £m
Cash at bank and in hand	341.8	111.1	5.6	458.5
Overdrafts	(168.6)	(53.5)	-	(222.1)
Loan notes and short term borrowings	(30.1)	28.0	-	(2.1)
Loans due within one year	(45.5)	(7.3)	(2.4)	(55.2)
Loans due after more than one year	(499.2)	(59.8)	-	(559.0)
Convertible debt	(97.2)	-	(0.6)	(97.8)
Finance lease creditors	(11.4)	(17.5)	-	(28.9)
Net debt	(510.2)	1.0	2.6	(506.6)

Balance sheet analysis of net debt

Cash and other liquid funds	341.8	458.5
Overdrafts and short term borrowings	(244.2)	(279.4)
Loans	(499.2)	(559.0)
Convertible debt	(97.2)	(97.8)
Finance lease creditors	(11.4)	(28.9)
	(510.2)	(506.6)

Preliminary results

Reconciliation of Movements in Shareholders' Funds for the Year Ended 30 September 2001

	2001 £m	2000 as restated £m
(Loss)/profit for the financial year	**(390.0)**	(277.4)
Ordinary and preference dividends	**(66.1)**	(123.5)
Amortisation of 5.5p Preference share redemption premium	**-**	(2.7)
Exchange differences on foreign currency net investments	**14.7**	23.1
New share capital issued	**2.1**	13.2
Other reserve adjustments	**9.0**	3.7
Goodwill reinstated on sale of businesses	**647.3**	300.0
Net increase/(decrease) in shareholders' funds	**217.0**	(63.6)
Shareholders' funds at beginning of the year as previously stated	**451.4**	505.3
Prior year adjustment	**(4.7)**	5.1
Shareholders' funds at beginning of the year as restated	**446.7**	510.4
Net increase/(decrease) in shareholders' funds in the year	**217.0**	(63.6)
Shareholders' funds at the end of the year	**663.7**	446.8

Attributable Shareholders' Funds as at 30 September 2001

	2001 £m	2000 as restated £m
Equity shareholders' funds (before goodwill)	**1,437.7**	1,850.6
Cumulative goodwill written off directly to reserves	**(937.6)**	(1,567.6)
Equity shareholders' funds	**500.1**	283.0
Non-equity shareholders' funds	**163.6**	163.8
Total shareholders' funds	**663.7**	446.8

Preliminary results
Notes for the year ended 30 September 2001

(1) Summary Profit & Loss Account

	Year ended 30 September 2001					
	Headline	Exceptional items	Digital Media	Continuing operations	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m
Turnover	1,036.5	-	104.7	1,141.2	561.4	1,702.6
Less: share of joint ventures	(10.9)	-	(90.2)	(101.1)	-	(101.1)
Group turnover	1,025.6	-	14.5	1,040.1	561.4	1,601.5
Operating costs before exceptionals	(935.3)	-	(48.0)	(983.3)	(512.2)	(1,495.5)
Exceptional operating charges	-	(7.6)	(51.0)	(58.6)	-	(58.6)
Total operating costs	(935.3)	(7.6)	(99.0)	(1,041.9)	(512.2)	(1,554.1)
EBITDA	127.8	(7.6)	(82.2)	38.0	72.6	110.6
Depreciation	(20.1)	-	(2.3)	(22.4)	(23.0)	(45.4)
Amortisation of capitalised goodwill	(17.4)	-	-	(17.4)	(0.4)	(17.8)
Group operating profit	90.3	(7.6)	(84.5)	(1.8)	49.2	47.4
Share of operating results of joint ventures	0.4	-	(175.7)	(175.3)	-	(175.3)
Share of operating results of associated companies	1.3	-	(20.0)	(18.7)	-	(18.7)
	92.0	(7.6)	(280.2)	(195.8)	49.2	(146.6)
Loss on sale of businesses						
Profit on net assets	-	-	-	-	403.2	403.2
Goodwill written back	-	-	-	-	(630.2)	(630.2)
Total loss on sale of businesses	-	-	-	-	(227.0)	(227.0)
Profit on ordinary activities before interest	92.0	(7.6)	(280.2)	(195.8)	(177.8)	(373.6)
Net interest payable	8.9	-	(44.5)	(35.6)	-	(35.6)
Loss on ordinary activities before taxation	100.9	(7.6)	(324.7)	(231.4)	(177.8)	(409.2)
Taxation	(35.2)	2.1	69.1	36.0	(16.8)	19.2
Loss on ordinary activities after taxation	65.7	(5.5)	(255.6)	(195.4)	(194.6)	(390.0)
Dividends paid and declared	(66.1)	-	-	(66.1)		(66.1)
Retained loss	(0.4)	(5.5)	(255.6)	(261.5)	(194.6)	(456.1)

Preliminary results
Notes for the year ended 30 September 2001

(1) Summary Profit & Loss Account (continued)

	Year ended 30 September 2000 as restated					
	Headline £m	Exceptional items £m	Digital Media £m	Continuing operations £m	Discontinued operations £m	Total £m
Turnover	981.2	-	67.4	1,048.6	1,077.9	2,126.5
Less: share of joint ventures	(7.6)	-	(53.3)	(60.9)	(2.8)	(63.7)
Group turnover	973.6	-	14.1	987.7	1,075.1	2,062.8
Operating costs before exceptionals	(791.1)	-	(54.4)	(845.5)	(956.2)	(1,801.7)
Exceptional operating charges	-	(11.1)	-	(11.1)	(27.9)	(39.0)
Total operating costs	(791.1)	(11.1)	(54.4)	(856.6)	(984.1)	(1,840.7)
EBITDA	205.4	(11.1)	(38.3)	156.0	143.2	299.2
Depreciation	(17.4)	-	(2.0)	(19.4)	(51.0)	(70.4)
Amortisation of capitalised goodwill	(5.5)	-	-	(5.5)	(1.2)	(6.7)
Group operating profit	182.5	(11.1)	(40.3)	131.1	91.0	222.1
Share of operating results of joint ventures	0.4	-	(143.2)	(142.8)	0.7	(142.1)
Share of operating results of associated companies	10.1	-	(9.1)	1.0	-	1.0
	193.0	(11.1)	(192.6)	(10.7)	91.7	81.0
Loss on sale of businesses						
Deficit on net assets	-	-	-	-	(4.3)	(4.3)
Goodwill written back	-	-	-	-	(300.0)	(300.0)
Total loss on sale of businesses	-	-	-	-	(304.3)	(304.3)
Loss on ordinary activities before interest	193.0	(11.1)	(192.6)	(10.7)	(212.6)	(223.3)
Net interest payable	(5.9)	-	(22.5)	(28.4)	-	(28.4)
Loss on ordinary activities before taxation	187.1	(11.1)	(215.1)	(39.1)	(212.6)	(251.7)
Taxation	(57.7)	-	61.5	3.8	(29.5)	(25.7)
Loss on ordinary activities after taxation	129.4	(11.1)	(153.6)	(35.3)	(242.1)	(277.4)
Dividends paid and declared	(123.5)	-	-	(123.5)		(123.5)
Retained loss	5.9	(11.1)	(153.6)	(158.8)	(242.1)	(400.9)

Preliminary results
Notes for the year ended 30 September 2001

(2) Divisional & Geographical Information

(a) Divisional analysis

	Turnover		Operating Profit	
	2001	2000 as restated	2001	2000 as restated
	£m	£m	£m	£m
Carlton Media	**997.4**	958.7	**103.7**	192.6
Other	**28.2**	14.9	**(13.4)**	(10.1)
Headline turnover/operating profit	**1,025.6**	973.6	**90.3**	182.5
Digital Media	**14.5**	14.1	**(33.5)**	(40.3)
Exceptional items - Digital Media	**-**	-	**(51.0)**	-
Exceptional items - Other	**-**	-	**(7.6)**	(11.1)
Continuing operations	**1,040.1**	987.7	**(1.8)**	131.1
Discontinued operations	**561.4**	1,075.1	**49.2**	91.0
	1,601.5	2,062.8	**47.4**	222.1

(b) Geographical analysis, by destination

	Turnover		Operating Profit	
	2001	2000 as restated	2001	2000 as restated
	£m	£m	£m	£m
United Kingdom	**947.6**	911.4	**83.3**	174.1
Europe	**22.7**	21.1	**4.0**	2.4
USA	**43.2**	29.4	**1.3**	4.1
Other (inc. Japan)	**12.1**	11.7	**1.7**	1.9
Headline	**1,025.6**	973.6	**90.3**	182.5
Digital Media - UK	**14.5**	14.1	**(84.5)**	(40.3)
Exceptional items - UK	**-**	-	**(7.6)**	(11.1)
Continuing operations	**1,040.1**	987.7	**(1.8)**	131.1
Discontinued operations	**561.4**	1,075.1	**49.2**	91.0
	1,601.5	2,062.8	47.4	222.1

Preliminary results
Notes for the year ended 30 September 2001

(3) EBITDA and EBITA Analysis

Year ended 30 September 2001	Operating Profit £m	Goodwill Amortisation £m	EBITA £m	Depreciation £m	EBITDA £m
Carlton Media	103.7	(14.5)	118.2	(18.9)	137.1
Other	(13.4)	(2.9)	(10.5)	(1.2)	(9.3)
Headline	90.3	(17.4)	107.7	(20.1)	127.8
Digital Media	(33.5)	-	(33.5)	(2:3)	(31.2)
Discontinued Operations	49.2	(0.4)	49.6	(23.0)	72.6
Exceptional charge - Digital Media	(51.0)	-	(51.0)	-	(51.0)
Exceptional charge - Other	(7.6)	-	(7.6)	-	(7.6)
Total	47.4	(17.8)	65.2	(45.4)	110.6

Year ended 30 September 2000	Operating Profit £m	Goodwill Amortisation £m	EBITA £m	Depreciation £m	EBITDA £m
Carlton Media	192.6	(4.4)	197.0	(15.5)	212.5
Other	(10.1)	(1.1)	(9.0)	(1.9)	(7.1)
Headline	182.5	(5.5)	188.0	(17.4)	205.4
Digital Media	(40.3)	-	(40.3)	(2.0)	(38.3)
Discontinued Operations	91.0	(1.2)	92.2	(51.0)	143.2
Exceptional charge - Digital Media	-	-	-	-	-
Exceptional charge - Other	(11.1)		(11.1)	-	(11.1)
Total	222.1	(6.7)	228.8	(70.4)	299.2

(4) Digital Media

Year ended 30 September	2001 £m	2000 as re-stated £m
Operating loss:		
Carlton Digital Channels and other	(24.6)	(26.7)
Carlton Interactive	(8.9)	(13.6)
	(33.5)	(40.3)
Share of joint ventures - ITV Digital & ITV Sport Channel (50%)	(175.7)	(143.2)
Share of associates - ITV2, GMTV2 & Ask Jeeves	(20.0)	(9.1)
	(229.2)	(192.6)
Interest on Digital Media	(44.5)	(22.5)
	(273.7)	(215.1)
Exceptional operating charges	(51.0)	-
Digital Media loss before tax	(324.7)	(215.1)

Preliminary results
Notes for the year ended 30 September 2001

Interest on Digital Media has been calculated on the total project cost to date, at the average rate earned on cash deposits.

(5) Exceptional Operating Charges

	2001 Pre-tax gain/(loss) £m
Carlton Media restructuring costs	(7.6)
Digital business closures and downsizing	(51.0)
	(58.6)
Tax credit	2.1

The exceptional operating charges relate to the restructuring of the Carlton Media group to realise cost savings. This includes the interpretation of HTV. Digital exceptionals mainly relate to costs of closure of the Taste venture, stock adjustments in Carlton Cinema and downscaling of Carlton Interactive. Also included are costs relating to the write-down of investments in Ask Jeeves, www. com and Peoplebank.

(6) Discontinued Operations

	2001 Pre-tax gain/(loss) £m
Operating profit	49.2
Sale of Technicolor before goodwill	403.2
Goodwill written back on sale of Technicolor	(630.2)
Loss on sale before tax	(177.8)
Tax charge	(16.8)

Preliminary results
Notes for the year ended 30 September 2001

(7) Net Interest (Payable)/Receivable

	Year ended 30 September 2001		Year ended 30 September 2000	
	Total £m	Headline (before exceptional items, discontinued operations and Digital Media) £m	Total £m	Headline (before exceptional items, discontinued operations and Digital Media) £m
Net interest (payable)/receivable				
Group	(10.5)	9.3	(18.8)	(6.1)
Share of associated undertakings	(3.0)	(0.4)	(1.0)	-
Share of joint ventures	(22.1)		(8.6)	0.2
	(35.6)	8.9	(28.4)	(5.9)

(8) Taxation

Taxation on headline profits is at 34.9 per cent (2000 restated: 30.8 per cent), tax relief on Digital Media losses is at 25.2 per cent and tax on discontinued operations (Note 5), excluding goodwill, is at 3.7 per cent. No tax relief has been attributed to the digital exceptional item (Note 4). Included within taxation is overseas taxation of £3.3m (2000: £12.7m). The tax relief in relation to Digital Media includes the group's share of consortium relief available from ITV Digital and other Digital Media associates.

(9) Dividends

The proposed final dividend of 5.0p is expected to be payable on 8 April 2002 to holders of Ordinary shares on the register at the close of business on 1 March 2002. The cost of the proposed final dividend will be £33.6m (2000: £67.1m) taking the total Ordinary dividend cost for 2001 to £55.6m (2000: £112.5m). Preference dividends charged total £10.5m (2000: £11.0m).

Preliminary results
Notes for the year ended 30 September 2001

(10) Earnings Per Share

The calculation of basic earnings per Ordinary share has been based on 670.0 million shares (2000: 647.5 million) in issue, being the weighted average number of ordinary shares in issue throughout the period. Headline earnings per share is calculated using profits attributable to ordinary shareholders excluding the after tax effect of the exceptional items (Note 5), discontinued operations (Note 6) and Digital Media (Note 4). Diluted earnings per share have been based on an adjusted weighted average number of ordinary shares of 671.8 million (2000: 676.3 million). In 2001, as in 2000, the 6.5p Preference shares were not dilutive. The reconciliation of earnings used in the calculation of earnings per share is set out below:

	Year ended 30 September 2001		Year ended 30 September 2000 as restated	
	Earnings £m	Pence per share	Earnings £m	Pence per share
Reconciliation of Headline earnings				
Headline earnings before goodwill amortisation	72.6	10.8	123.9	19.1
Headline earnings after goodwill amortisation	55.2	8.2	118.4	18.3
Digital Media (Note 4)	(204.6)	(30.5)	(153.6)	(23.7)
Continuing operations - pre-exceptionals	(149.4)	(22.3)	(35.2)	(5.4)
Exceptional items after tax (Note 5)	(56.5)	(8.4)	(11.1)	(1.7)
Continuing operations - post-exceptionals	(205.9)	(30.7)	(46.3)	(7.1)
Discontinued operations (Note 6)	(194.6)	(29.0)	(242.1)	(37.4)
Basic earnings	(400.5)	(59.7)	(288.4)	(44.5)
Headline diluted earnings before goodwill amortisation	72.6	10.8	124.0	18.2
Headline diluted earnings after goodwill amortisation	55.2	8.2	118.7	17.5
Digital Media (Note 4)	(204.6)	(30.5)	(153.6)	(22.7)
Continuing operations - pre-exceptionals	(149.4)	(22.3)	(34.9)	(5.2)
Exceptional items after tax (Note 5)	(56.5)	(8.4)	(11.1)	(1.6)
Continuing operations - post-exceptionals	(205.9)	(30.7)	(46.0)	(6.8)
Discontinued operations (Note 6)	(194.6)	(29.0)	(242.1)	(35.8)
Diluted earnings	(400.5)	(59.7)	(288.1)	(42.6)

Preliminary results
Notes for the year ended 30 September 2001

(11) Creditors: current

	Year ended 2001 £m	Year ended 2000 as restated £m
Creditors	**315.1**	540.8
Overdrafts and short term borrowings	**279.4**	244.2
Dividends payable	**33.6**	67.1
Taxation	**83.5**	59.5
	711.6	911.6

The financial information set out in this announcement does not constitute the Company's statutory accounts for the periods ended 30 September 2001 or 30 September 2000. Statutory accounts for 2001 will be delivered to the Registrar of Companies following the Company's Annual General Meeting. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. Copies of the 2001 annual report and accounts will be sent to all shareholders and will be available from the registered office of the Company, 25 Knightsbridge, London, SW1X 7RZ.

21Dec01 UK: CARLTON COMMS PLC HOLDING IN COMPANY.
Carlton Communications PLC 21 December 2001

The Company received notification from Fidelity on 20 December 2001 that, as at 19 December 2001, FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries held non-beneficial interests in 74,609,007 Carlton ordinary shares.

21 December 2001

END

'HOLFFLFLFLBXFBF.
REGULATORY NEWS SERVICE 21/12/2001

17:23 18 Dec RNS-RNS-Carlton Comms PLC <CCM.L> Holding in Company<CGNU.L> <CGNU.I>

RNS Number:9113O
Carlton Communications PLC
18 December 2001

c.c. all in co sec (k7)
6K
St ex file

CARLTON COMMUNICATIONS PLC

The Company received notification from CGNU plc on behalf of itself and the CGNU group of companies including Morely Fund Management Limited that, as at 13 December 2001 they were interested in 28,199,855 Carlton ordinary shares.

18 December 2001

END
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Tuesday, 18 December 2001 17:23:40
RNS [nRNSR9113O]

09:00 06 Dec RNS-RNS-Carlton Comms PLC <CCM.L> Director Shareholding
RNS Number:26470
Carlton Communications PLC
6 December 2001

News Release

CARL

Carlton Communications Plc - Directors' dealings

1. Acquisition of shares by P C Murray

The Company today received notification from P C Murray, the Company's finance director designate, that on 5 December 2001 he acquired 109,815 Carlton ordinary shares at a price of 248.4p per share.

2. Grant of awards under the Carlton Equity Participation Plan (EPP)

The dealings set out below took place on 5 December 2001 in connection with the grant of awards under the EPP. The EPP has previously been approved by shareholders.

The Company granted the following conditional awards to directors (and the finance director designate) in accordance with the terms of the EPP:

Name	Maximum number of Carlton ordinary shares subject to Allocation	Maximum number of Carlton ordinary shares subject to Option
M P Green	1,786,665	1,786,665
G M Murphy	1,333,332	1,333,332
P C Murray	733,332	733,332

The conditional awards were granted in return for the directors agreeing to buy the following number of Carlton shares in the market:

Name	Number of Carlton shares
M P Green	595,555
G M Murphy	444,444
P C Murray	244,444

The conditional awards consist of two parts; an Allocation, being the right to acquire shares for a nominal £1; and an Option, being the right to acquire shares subject to an exercise price of 225p per share.

Up to 50% of the awards can vest, depending on satisfaction of conditions, following April 2005 and the balance will vest, depending on satisfaction of conditions, following April 2006. These conditions include performance targets comparing the Company's TSR performance against that of other major UK media companies and against that of the FTSE100 companies. None of the conditional awards will vest if the Company's TSR is below median for the media comparator group, and the Option will not vest unless the Company's TSR is above median for the FTSE100 companies.

The last date on which awards can be exercised is December 2011.

6 December 2001

END

Carlton Communications Plc 25 Knightsbridge, London SW1X 7RZ
Tel 020-7663 6363 or 0700 4 CARLTON. Fax 020-7663 6300 www.carlton.com

RDSUUGWUPUPGUMO

04Dec01 UK: CARLTON COMMS PLC DIVIDEND.

Carlton Communications PLC 4 December 2001

FINAL DIVIDEND SECURITY TITLE *Ord Shs

MNEMONIC CODE	*CCM
SEDOL CODE	*341-925
DIVIDEND AMOUNT	*5.0p
TOTAL	*8.275p
PERIOD	*Year ended 30-09-01
PROVISIONAL EX DATE	*27-02-02
RECORD DATE	*01-03-02
PAYMENT DATE	*08-04-02
NOTES *	

END

'DVDZXLFBFLBXFBL.

REGULATORY NEWS SERVICE 04/12/2001

30Nov01 UK: CARLTON COMMS PLC DISPOSAL OF LOAN NOTES.
Carlton Communications PLC 30 November 2001

FRIDAY 30th NOVEMBER 2001

CARLTON CONFIRMS YEAR END PRO FORMA CASH OF £800 MILLION AND EFFECTIVE NET DEBT OF £7 MILLION

Carlton Communications Plc today confirmed that pro forma cash resources at 30th September 2001 were £800 million. The effective net debt at that date was £7 million.

This follows two days of significant treasury operations, including the highly successful launch and completion of an exchangeable bond for 638.6 million Euros (£397.6 million). Carlton also announces today that it has reached agreement in principle for the sale of US$175 million of Thomson multimedia loan notes. The remaining US$125 of loan notes are already guaranteed by

certain financial institutions.

For further information please contact:

Shaun Williams Carlton Communications Plc 020 7663 6363

NOTES TO EDITORS:

Carlton today announced that it has reached agreement in principle for the sale of US$175 million nominal amount of loan notes. This transaction is expected to close early in the New Year. The remaining US$125 million nominal amount of loan notes mature in March 2002 (US$75 million nominal) and March 2003 (US$50 million nominal) and are fully guaranteed by certain financial institutions.

At 30th September 2001, Carlton had cash and other liquid funds of £178m. The addition of the proceeds from the exchangeable bond and the sale of loan notes give pro forma cash as at 30th September of approximately £800 million. Carlton's net debt, taking account of assets held following the sale of Technicolor, now fully collateralised, is £7 million.

END

'MSCEAFFEDDDFFFE.
REGULATORY NEWS SERVICE 30/11/2001

30Nov01 UK: CARLTON COMMS PLC RESULTS OF EXCHANGEABLE BOND.
Carlton Communications PLC 30 November 2001

Embargoed until 7am

Friday 30 November 2001

Carlton Communications Plc

Completion of exchangeable bond issue

Carlton Communications Plc ("Carlton") is pleased to announce the results of
the exchangeable bond issue announced yesterday, for the full amount of 638.6 million Euros (£397.6 million).

The exchangeable bond, which will mature in 2007, will carry a coupon of 2.25 per cent per annum and will convert at a fixed exchange price of 41.2 Euros. The bonds will be exchangeable into 15.5 million ordinary shares in Thomson multimedia ("Thomson"), representing 5.5 per cent. of Thomson's enlarged share capital.

UBS Warburg and Societe Generale acted as joint book-runners to the exchangeable bond. Settlement of the exchangeable bond is expected to take

place in early January.

For further information:

Carlton Communications Plc

Shaun Williams 020 7663 6363

In connection with the issue of the exchangeable bonds Societe Generale may over-allot or effect transactions which stabilise or maintain the market price of the exchangeable bonds and or Thomson shares at a level which might not otherwise prevail. Such stabilisation, if commenced, may be discontinued at any time.

This press release does not constitute an offer of, or an invitation by or on behalf of Carlton, UBS Warburg or Societe Generale to subscribe for or purchase, any of the exchangeable bonds.

The information contained herein is not for distribution in the United States, Canada or Japan. The exchangeable bonds may not be offered or sold in the United States unless they are registered under the applicable law or exempt from registration. The exchangeable bonds referred to herein have not, and will not, be registered under the U.S. Securities Act of 1933 and may not be offered or sold, subject to limited exceptions, directly or indirectly into the United States.

END

'MSCBKLLLFFBZFBL.
REGULATORY NEWS SERVICE 30/11/2001

29Nov01 UK: CARLTON COMMS PLC LAUNCH OF EXCHANGEABLE BOND.
Carlton Communications PLC 29 November 2001

For Immediate Release

Thursday 29 November 2001

Carlton Communications Plc

Launch of bond exchangeable into Thomson multimedia shares

Carlton Communications Plc ("Carlton") today announced the launch of a bond, exchangeable into shares in Thomson multimedia ("Thomson"), to raise approximately 500 million Euros (£311 million) in cash. In addition there will be an option to increase the issue by up to a further 100 million Euros (£62 million).

The exchangeable bond, which will mature in 2007, is expected to carry a coupon of between 2.25 per cent and 2.75 per cent per annum and will convert at a fixed exchange price of 41.2 Euros. The bonds will be exchangeable into up to 15.5 million new ordinary shares in Thomson, representing 5.5 per cent. of Thomson's enlarged share capital.

The final terms of the exchangeable bond will be announced following completion of a book-building exercise and settlement is expected to take place in early January. The proceeds from the exchangeable bond issue will be used for general corporate purposes. UBS Warburg and Societe Generale are acting as joint book-runners to the exchangeable bond. Thomson has given its consent to the issue of the exchangeable bond.

For further information:

Carlton Communications Plc

Shaun Williams 020 7663 6363

In connection with the issue of the exchangeable bonds, Societe Generale may over-allot or effect transactions which stabilise or maintain the market price of the exchangeable bonds and or Thomson shares at a level which might not otherwise prevail. Such stabilisation, if commenced, may be discontinued at any time.

This press release does not constitute an offer of, or an invitation by or on behalf of Carlton, UBS Warburg or Societe Generale to subscribe for or purchase, any of the exchangeable bonds.

The information contained herein is not for distribution in the United States, Canada or Japan. The exchangeable bonds may not be offered or sold in the United States unless they are registered under the applicable law or exempt from registration. The exchangeable bonds referred to herein have not, and will not, be registered under the U.S. Securities Act of 1933 and may not be offered or sold, subject to limited exceptions, directly or indirectly into the United States.

Notes to Editors

On 15 January 2001, Carlton announced the sale of Technicolor to Thomson multimedia for consideration which valued Technicolor at approximately $2.0 billion (£1.4 billion). Under the terms of the sale, Carlton received part of the consideration in the form of bonds which entitle Carlton to receive 15.5 million new Thomson shares on 16 March, 2002, the first anniversary of completion of the transaction. At the time of the disposal of Technicolor, Carlton also embarked upon a strategic alliance with Thomson multimedia under which the two companies entered into a series of agreements which provide for co-operation between them in certain areas of their respective businesses including digital and interactive television and screen advertising. Whilst Carlton is taking this opportunity to monetise its stake in Thomson multimedia, it is intended that these arrangements will remain in place.

END

'MSCILFIRLFLAFIL.
REGULATORY NEWS SERVICE 29/11/2001

FOR IMMEDIATE RELEASE
FRIDAY 23rd NOVEMBER 2001

CARLTON COMMUNICATIONS PLC
APPOINTMENT OF NEW FINANCE DIRECTOR

Carlton Communications Plc today announced the appointment of Paul Murray as Group Finance Director and Executive Director, with effect from 1st January 2002. This follows the decision of Bernard Cragg to step down as Finance Director at the end of this year in order to develop other business interests.

Paul Murray, aged 40, is the former Group Finance Director of LASMO plc. Prior to its acquisition by ENI of Italy for £2.7 billion this year, London-based LASMO was the UK's second largest independent oil and gas exploration and production company. Paul joined LASMO in 1988 as an economist, and held a number of senior financial and business development roles before being appointed to the Board in 1997.

Michael Green, Carlton's Chairman, said:
"Carlton will miss Bernard's brain, judgement and humour. I have thoroughly enjoyed working with him for the last 17 years and wish him good luck and good fortune. Paul Murray is an excellent appointment at an exciting time."

Gerry Murphy, Carlton's Chief Executive, said:
"Bernard's friendship and loyalty have been invaluable to me. He leaves with our very best wishes and I am certain the next stage of his career will be fulfilling and rewarding. I am delighted we have attracted someone of Paul's calibre and experience to lead Carlton's strong finance team."

Paul Murray, Carlton's Finance Director-designate, said:
"This is an exciting time to be joining Carlton. I look forward to working with Michael and Gerry to continue Carlton's growth as a major media business."

- ends -

For further information please contact:

Shaun Williams	Carlton Communications Plc	020 7663 6363

RNS Number:4199N
Carlton Communications PLC
20 November 2001

Carlton Communications Plc will on 4 December 2001 make its preliminary announcement of results for the year ended 30 September 2001.

Date: 20 November 2001

c.c. all in co. sec (x6)
Gt
S. ex file

END

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Tuesday, 20 November 2001 15:03:56
RNS [nRNST4199N]

09:24 07 Nov RNS-RNS-Carlton Comms PLC <CCM.L> Additional Listing

RNS Number:7516M
Carlton Communications PLC
7 November 2001

Carlton Communications Plc.

Carlton Communications Plc acquired the entire issued share capital of Action Time in November 1996. In accordance with the acquisition agreement, 166,683 Carlton ordinary shares are to be issued on 7 November 2001 at a price of 400 pence per share to satisfy additional consideration due. Application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. Dealings are expected to commence on 9 November 2001.

7 November 2001

END

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Wednesday, 7 November 2001 09:24:45
RNS [nRNSG7516M]

12:31 01 Nov RNS-RNS-Carlton-Comms PLC <CCM.L> Holding in Company<CGNU.L> <CGNU.I>

RNS Number:4842M
Carlton Communications PLC
1 November 2001

The Company received notification from CGNU plc on behalf of itself and the CGNU group of companies including Morely Fund Management Limited that, as at 31 October 2001 they were interested in 20,229,472 Carlton ordinary shares.

1 November 2001

END

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Thursday, 1 November 2001 12:31:18
RNS [nRNSA4842M]

CARLTON

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto daily authorized.

Carlton Communications Plc
Registrant

Date: 14 February 2002 By: David Abdoo
David Abdoo
Company Secretary